02062267

File Number 24-10020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECD S.E.C.
OCT 24 2002
1086

JTH TAX, INC.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

4575 Bonney Road, Suite 1040 Virginia Beach, Virginia 23462 (757-493-8855)
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
OCT 25 2002
THOMSON FINANCIAL

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801
(302) 658-7581
(Name, address, including zip code, and telephone number, including area code, of agent for service)

541213 (Primary Standard Industrial Classification Code Number)	54-1828391 (I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

001

PART I— NOTIFICATION

ITEM 1. Significant Parties

Names and business and residential addresses of certain significant persons:

(a) The Issuer's Directors:

Director	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451
George Robson	N/A	300 Caversham Road Bryn Mawr, PA 19010
Gary Golding	1420 Spring Hill Road, Ste. 420 McLean, VA 22102	12008 Creek Bend Drive Reston, VA 20194
Steven Lepkowski	8505 Forest Lane Dallas, TX 75243	3816 Pilot Drive Plano, TX 75025
Ross Longfield	N/A	12 St. John's Drive Far Hills, NJ 07931
James Davis	FAA Technical Center Atlantic City, NJ 08405	17 School House Drive Somers Point, NJ 08244
Steven Ibbotson	2748 – 37th Avenue N.E. Calgary Alberta T1Y 5L3	317 – 37th Avenue S.W. Calgary Alberta T2S 0V3

(b) The Issuer's Officers:

Name	Title	Home Address
John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President	608 S. Atlantic Avenue Virginia Beach, VA 23451
Martha O'Gorman	Vice President of Marketing	213-B 86th Street Virginia Beach, VA 23451
Donna Halligan	Vice President of Franchise Operations and Secretary	2575 Ocean Shore Avenue Virginia Beach VA 23451
Kathleen Curry	Vice President of Legal	13047 Ballard Drive Willis Wharf, VA 23486
Raymond A. Dunn, II	Vice President of Corporate Development	1626 Melrose Parkway Norfolk VA 23508
Charles N. Lovelace	Vice President of Franchise Development	1040 Wessex Lane Virginia Beach, VA 23464

Timothy J. Robinson	Chief Financial Officer	1992 Sandee Crescent Virginia Beach, VA 23454
Mark C. Johnson	Vice President of Area Development	5005 Ravenswood Road Virginia Beach, VA 23462

The Business Address of all of the Officers is 4575 Bonney Road, Suite 1040 Virginia Beach, Virginia 23462.

(c) The Issuer's General Partners:

None.

(d) Record Owners Of 5 Percent Or More Of Any Class Of The Issuer's Equity Securities:

Record Owner	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451
Scott Lake Holdings, Ltd.	2748 - 37th Avenue N.E. Calgary, Alberta T1Y 5L3	N/A
Edison Venture Fund	1420 Spring Hill Road Suite 420 McLean, VA 22102	N/A
Envest Ventures I, LLC	2101 Parks Ave. - Ste. 401 Virginia Beach, VA 23451	N/A

(e) Beneficial Owners Of 5 Percent Or More Of Any Class Of The Issuer's Equity Securities:

Beneficial Owner	Business Address	Residential Address
Gary Ibbotson	2748 - 37th Avenue N.E. Calgary, Alberta T1Y 5L3	Same

(f) Promoters Of The Issuer:

The Issuer was incorporated in 1996. At that time, the promoter was:

Promoter	Business Address	Residential Address
John T. Hewitt	4575 Bonney Road, Ste. 1040 Virginia Beach, Virginia 23462	608 S. Atlantic Avenue Virginia Beach, VA 23451

(g) Affiliates Of The Issuer:

Affiliate	Business Address	Residential Address
Liberty Tax Holding Company	4575 Bonney Road, Ste. 1040 Virginia Beach, VA 23462	N/A
Liberty Tax Service, Inc.	Clarica Centre - West Tower 3300 Bloor St. West, Ste. 780 Etobicoke, Ontario M8X 2X2	

(h) Counsel To The Issuer With Respect To The Proposed Offering:

Counsel	Business Address	Residential Address
James J. Wheaton	Troutman Sanders LLP 4425 Corporation Lane Suite 420 Virginia Beach, Virginia 23462	333 White Dogwood Dr Chesapeake, VA 23322

(i) Each Underwriter With Respect To The Proposed Offering:

None.

(j) The Underwriter's Directors:

None.

(k) The Underwriter's Officers:

None.

(l) The Underwriter's General Partners:

None.

(m) Counsel To The Underwriter:

None.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons:

None.

(b) Jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered:

The securities will be offered by an officer of the Issuer, Raymond A. Dunn, II ("Dunn"). He will not receive any remuneration, commission or bonus for the sale of the securities. Rather, he will simply receive the compensation he currently receives for performing his general duties as Vice President of Corporate Development, which is a position he has held since May 2000. The jurisdictions in which the Issuer is contemplating selling securities are:

California, Florida, Georgia, Illinois, Indiana, Iowa, Maryland, Massachusetts, Michigan, Minnesota, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, West Virginia, Wyoming and Wisconsin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof: and
(4) the names and identities of the persons to whom the securities were issued:

On July 30, 2001, the Issuer granted to Envest Ventures I, LLC ("Envest") a warrant (the "Warrant") for 46,340 shares of Class A Common Stock of the Issuer (the "Shares"). Envest is a venture capital fund that was a holder of securities of the Issuer prior to the issuance of the Warrant. The Issuer granted the Warrant to Envest in conjunction with a secured loan made by Envest to the Issuer in the amount of $2,000,000. The basis for the grant was an arm's length negotiation between the Issuer and Envest.

On August 4, 2001, the Issuer issued 1,670 Shares as partial consideration for the repurchase of one of the Issuer's franchise stores. The aggregate value of the Shares issued in transaction was $41,750. The Shares were issued to Danny Hewitt. Danny Hewitt is the adult son of the President and Chief Executive Officer of the Issuer. Danny Hewitt resides in a different location than the President and Chief Executive Officer. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On September 5, 2001, the Issuer issued 600 Shares as partial consideration for the repurchase of one of the Issuer's franchise stores by the Issuer. The aggregate value of the Shares issued in the transaction was $15,000. The Shares were issued to Dave Gieson. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On September 7, 2001, the Issuer issued 5,000 Shares in exchange for an aggregate amount of $73,900. The Shares were issued to George Robson, who has been a member of the board of directors of the Issuer since 1999. The basis for computing the aggregate consideration was an agreement by George Robson to pay the same price per share as would be paid by DataTax Business Services, Ltd. ("DataTax") in the transactions described below.

In October 2001, the Issuer issued 260,000 Shares and 10 shares of Special Voting Preferred Stock to DataTax and its wholly-owned Canadian subsidiary. In return, the Issuer received from DataTax 40% of the issued and outstanding stock of Liberty Tax and $2,000,000. Due to the nature of the transaction, the Special Voting Preferred Stock has no intrinsic value, and was issued for share voting purposes only. The sale was a private placement that was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 (the "Act"). The aggregate value of the transaction was $3,842,888. The basis for computing the aggregate consideration for the sale of the Shares to DataTax was an arm's length negotiation among the Issuer, Edison Venture Fund IV, L.P. ("Edison") and DataTax. Edison was involved in the negotiation of the sale price because it was involved in the transaction as described below.

Edison purchased 42,700 shares pursuant to a preemptive rights agreement contemporaneously with the sale of the Shares to DataTax described above. The sale was a private placement that was exempt from registration pursuant to Section 4(2) of the Act. Edison is a venture capital fund that invests in early and development stage companies. The aggregate value of the transaction was $631,106. The basis for computing the aggregate consideration for the sale of the Shares to both Edison and DataTax was an arm's length negotiation among the Issuer, Edison and DataTax.

On March 1, 2002, the Issuer issued 1,200 Shares as partial consideration for the repurchase of two of the Issuer's franchise territories by the Issuer. The aggregate value of the Shares issued in the transaction was $30,000. The Shares were issued to Danny Hewitt. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

On June 12, 2002, the Issuer issued 2,000 Shares as consideration for the repurchase of four of the Issuer's franchise territories. The aggregate value of the transaction was $80,000. The Shares were issued to Danny Hewitt. The basis for computing the aggregate consideration was an arm's length negotiation between the parties.

From January 2002 to July 2002, 5,610 options exerciseable for Shares issued to employees under an equity compensation plan were exercised by various employees. The exercise price for those options ranged from $10 to $21.15.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a):

None.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Except for the stock transfers arising out of the exercise of options, the Issuer relied on Section 4(2) of the Act for exemption from the registration requirements of the Act. In each instance, the stock purchaser was either an existing investor in the Issuer or a franchisee of the Issuer. Such parties were intimately familiar with the business operations of the Issuer.

In the case of stock transfers arising out of the exercise of options, the Issuer relied on Rule 701 of the Act. All of the options were issued and exercised pursuant to a written compensatory benefit plan or written compensation contract established by the Issuer for the participation of their employees, directors, officers, or consultants and advisors.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None.

(2) To stabilize the market for any of the securities to be offered:

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication such as the type authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR
JTH TAX, INC.

125,000 Shares Maximum/ 9,375 Shares Minimum

Class A Common Stock
$40 per Share

4575 Bonney Road, Suite 1040
Virginia Beach, Virginia 23462
(757) 493-8855

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Offering Circular.

This Offering Circular is being furnished to existing shareholders, franchisees and employees of the Company and to other persons that have expressed an interest in investing in the Company. In Virginia, the Offering of the Shares will be limited to our existing shareholders, franchisees and employees. In Maryland, California, Oklahoma, and Utah, the Offering will be limited to existing shareholders and franchisees. In other states, if at any time we determine that the existing shareholders, franchisees and employees are not subscribing at a rate we deem satisfactory and are not likely to purchase all of the Shares available in the Offering, we may offer the remaining shares to persons who have previously contacted the Company and expressed an interest in investing in the Company. We will not, however, engage in any form of public solicitation of investors. We are offering up to an aggregate of 125,000 shares of Class A Common Stock of JTH Tax, Inc. at a price of $40.00 per Share. We will make the Offering through one of our officers, who will not receive any commissions or other remuneration in connection with these offers or sales. Each investor must subscribe for no less than 500 Shares (with an aggregate purchase price of $20,000). However, we will not impose this minimum purchase requirement on any investor who is a shareholder of the Company as of the date of this Circular. This Offering is not underwritten, and we have not employed any broker, dealer or salesman in connection with this Offering.

This Offering is a minimum/maximum offering, and no Shares will be sold unless we receive subscriptions for at least 9,375 Shares. Until the minimum offering is subscribed for, all funds received by the Company for Shares will be deposited with SouthTrust Bank, Chesapeake, Virginia, as escrow agent, which will hold these funds until it has received funds aggregating at least the amount of the Minimum Offering. At any time after funds aggregating at least the minimum offering are received by the escrow agent, one or more closings for the Shares may be held. Funds received for Shares after the minimum offering is reached will not be subject to an escrow requirement. If the escrow agent has not received funds equal to or exceeding the Minimum Offering by March 31, 2003, the escrow agent will promptly return all funds, without any deduction for expenses, directly to the subscribers. Purchases by directors and officers of the Company, or their affiliates, will not be counted in determining whether the minimum offering has been sold.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE SHARES ARE ILLIQUID, HIGH RISK SECURITIES, AND INVESTORS SHOULD BE ABLE TO SUFFER A COMPLETE LOSS OF THEIR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer
Per Share	$40	-0-	$40
Total Minimum	$375,000	-0-	$375,000
Total Maximum	$5,000,000	-0-	$5,000,000

The date of this Offering Circular is October 23, 2002

(1) These proceeds are before deducting the expenses of this Offering (estimated at approximately $75,000). These expenses will be incurred for legal, accounting, and printing services, and other miscellaneous expenses incurred in connection with this Offering.

FOR RESIDENTS OF PENNSYLVANIA ONLY:

EACH PERSON WHO ACCEPTS AN OFFER TO PURCHASE THE SHARES SHALL HAVE THE RIGHT TO WITHDRAW HIS ACCEPTANCE WITHOUT INCURRING ANY LIABILITY TO THE COMPANY WITHIN 2 BUSINESS DAYS FROM THE DATE OF RECEIPT BY THE COMPANY OF HIS WRITTEN BINDING CONTRACT OF PURCHASE

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL.

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN REGISTERED IN ONLY A FEW STATES. IN ALL OTHER STATES IN WHICH THEY ARE OFFERED, THE SHARES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH STATES' LAWS. THE SHARES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. SEE "RISK FACTORS- LIMITATIONS ON TRANSFER AND ABSENCE OF PUBLIC MARKET."

Raymond A. Dunn, II, as an agent of the Company, is acting as our agent in selling the Shares.

Officers, directors and greater than 5% shareholders of the Company, including members of the Company's management, may elect to purchase as many as 24,133 Shares. However, these affiliates are not obligated to purchase any Shares. See "The Offering."

In addition to the Class A Common Stock, we also have separate classes of Class B Common Stock, Class A Preferred Stock, Class B Preferred Stock and Special Voting Preferred Stock. The holders of the Class B Common Stock are presently entitled to elect a majority of the members of our Board of Directors.

We are offering and selling the Shares pursuant to an exemption from the registration requirements set forth in the Securities Act of 1933, as amended (the "Securities Act"). We are registering the Shares in California, Maryland, New York and Virginia, and believe that exemptions from registration are available in the other jurisdictions in which we are offering the Shares. Accordingly, the transfer of Shares in the states in which the Shares are not registered is severely limited. Moreover, there is no public market for the Shares, no market is likely to develop for the Shares and you should not purchase Shares if you need liquidity in your investments. You may be required to bear the financial risks of this investment for an indefinite period of time. See "The Offering--Investment Procedure" and "The Offering--Suitability of Investment."

This Circular supersedes any and all business plans and correspondence related to an offering of Shares of the Company. We have not authorized any additional sales literature for distribution to you. We have not authorized any dealer, broker, salesman or other person to give you any information or make any representation not contained in this Circular or in any document attached to this Circular, and if given or made, you should not rely on this other information or representations as having been authorized by us. The information herein is subject to change without notice. Neither the delivery of this Circular nor any sale made hereunder will, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Circular.

This Circular is accompanied by a Subscription and Investment Representation Agreement. Subscriptions will be accepted from investors only in the form of the revised Subscription Agreement that is attached to this Circular.

TABLE OF CONTENTS

APPENDIX

FORWARD-LOOKING STATEMENTS

This Circular contains certain forward-looking statements which are subject to substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statements include words such as "believes," "anticipates," "expects," "estimates," "intends," or other words of similar intent. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements may differ substantially from those expressed or implied in these forward-looking statements as a result of a number of factors, including but not limited to:

- competition in the tax preparation market
- changes in government regulations
- debt covenant restrictions
- other factors, including the risk factors discussed in this Circular

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular.

The Company

We are a Delaware corporation formed in 1996 to provide retail income tax return preparation services to taxpayers primarily in the lower to middle-income tax brackets in the United States and Canada. We operate Company-owned offices in the United States through a wholly-owned subsidiary, EmployeesPlus, Inc., a Virginia corporation formed in 2000. We operate in Canada through a wholly owned subsidiary, Liberty Tax Service, Inc., a corporation organized under the laws of the Province of Manitoba ("Liberty Canada"). (Throughout this Circular, references to the Company's Canadian operations and to Liberty Canada's operations are used interchangeably.) For the 2002 tax season, we provided tax preparation services in 351 territories (19 of which were Company-owned territories and the balance of which were owned by our franchisees) in the United States. These territories were located in 39 states and the District of Columbia. During the 2002 tax season, Liberty Canada provided tax preparation services in 198 territories (9 of which were Company-owned territories and the balance of which were owned by franchisees of Liberty Canada) extending from the Canadian Maritime provinces to British Columbia.

We and our franchisees seek competitive advantage in our markets by (i) providing prompt tax return preparation at a reasonable price, (ii) providing electronic filing services, (iii) providing ancillary services, such as audit assistance, tax return checking and taxation seminars, and (iv) offering access to a refund anticipation loan program pursuant to which an affiliate bank will provide, for a fee, loans to customers based upon the size of the customers' tax refunds.

We intend to use the proceeds of this Offering for working capital and to expand our operations in the United States and Canada.

Our principal executive offices are located at 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462 and our telephone number is (757) 493-8855.

The Offering

We are seeking to raise a maximum of $5,000,000 through the sale of up to 125,000 shares of the Company's Class A Common Stock at a price of $40.00 per share. The Minimum Offering is 9,375 Shares, and if we do not receive subscriptions for this number of Shares by March 31, 2003, the Offering will terminate and all funds previously deposited with the Escrow Agent will be promptly returned to subscribers. We intend to limit the Offering to our existing shareholders, franchisees and employees. If the existing shareholders, franchisees and employees do not subscribe for the Shares at a rate deemed satisfactory by us in our sole discretion, we may offer the remaining shares to those persons that have previously contacted the Company and expressed an interest in investing in the Company. We will not, however, engage in any form of public solicitation of investors. We will require each subscriber that is not a current shareholder to purchase a minimum of 500 Shares ($20,000 in aggregate purchase price). We will not impose this minimum purchase requirement on current shareholders.

Offering Price

There is no established market for the Shares. The offering price of the Shares was determined arbitrarily by the Company after considering various factors. The offering price of $40.00 per Share is higher than the $25.00 per Share at which the Board of Directors of the Company granted options to purchase Shares to certain employees of the Company in May, 2002. The offering price is also higher than the $25.00 per Share at which the Company valued the Shares of Common Stock in the most recent transaction in which the Company used stock to acquire a tax preparation practice. See "Dilution" and "Risk Factors -- Arbitrary Determination of Offering Price."

Use of Proceeds

We will use the proceeds of the Offering, after the payment of Offering expenses, for working capital and support of approximately 700 new and existing franchise tax return preparation territories during the 2003 tax season. This support will include using proceeds to fund additional loans to franchisees in relation to some of those territories.

We may be able to provide substantially less support to franchisees if the Minimum Offering is sold than we would be able to provide if all or substantially all of the Shares being offered are sold.

Suitability Standards

Our Subscription and Investment Representation Agreement (the "Subscription Agreement"), which is attached as Appendix A, requires you to represent, among other things, that you meet each of the following requirements: (a) if you reside in a state in which the Company did not register Shares, you are acquiring the Shares for your own account for investment and not with a view to resale or distribution thereof, and (b) you understand that (i) you understand that you may not have any liquidity in the Shares, and that there is significant risk of loss of your investment, and (ii) you have the financial ability to bear the risk of losing your investment.

Possible Affiliate Purchases

Certain of the Company's officers, directors and significant shareholders have indicated an interest in purchasing Shares in the Offering, but have not yet committed to do so. Any purchase of the Shares by the officers, directors or significant shareholders of the Company will be under the same terms and conditions as a purchase by any other party. The holders of the Company's principal classes of Preferred Stock have a contractual right to purchase Shares if they desire to maintain their proportionate ownership of the Company.

Risk Factors	An investment in the Shares involves a substantial degree of risk. You should read this entire Circular and consult with your independent advisors regarding the financial and legal considerations of an investment in the Company. See "Risk Factors."
Reports	We are not subject to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and accordingly are not required to file reports, proxy statements or other information with the Securities and Exchange Commission. However, if you purchase Shares, we will provide you with an annual report within 120 days after the end of each fiscal year of the Company. Our obligation to furnish such reports and information will cease if and when the Company becomes subject to the reporting requirements of the Exchange Act.
Subscription and Investment Representation Agreement	This Circular is accompanied by a form of Subscription and Investment Representation Agreement. Subscriptions will be accepted from investors only in the form of the revised Subscription and Investment Representation Agreement that is attached to this Circular.

SUMMARY FINANCIAL INFORMATION

The following table sets forth certain historical consolidated financial and other selected information of the Company. The following information is unaudited. See the audited financial statements of the Company for the fiscal years 2002 and 2001 that are attached to this Circular.

Balance Sheet Data as of	April 30, 2002	April 30, 2001	April 30, 2000
Cash	$1,627,135	$1,804,235	$442,866
Restricted cash	$200,298	$425,873	$429,721
Accounts receivable	$7,009,258	$4,051,702	$2,472,001
Notes and interest receivable (current portion)	$3,567,716	$2,850,619	$1,920,908
Allowance for doubtful accounts	$2,438,200	$948.155	$434,265
Current assets	$10,013,517	$8,441,720	$4,935,251
Stockholders' equity	$14,582,125	$6,284,302	$5,829,655
Working capital	$4,176,184	$3,752,115	$3,394,992
Total assets	$25,539,176	$13,775,789	$9,187,508
Total liabilities	$10,957,051	$7,491,487	$3,357,853

Operations Data For The Year Ended	April 30, 2002	April 30, 2001	April 30, 2000
Total revenue	$17,934,867	$10,570,088	$3,684,588
Income (loss) from operations	$1,270,522	($190,197)	($3,850,106)
Total other income	$847,757	$345,806	$1,496,541
Net income (loss)	$2,525,279	$ 90,578	($2,465,435)
Earnings per share – basic	$2.11	$.09	($3.26)
Earnings per share – diluted	$2.02	$.09	($2.62)

Nonfinancial Data For The Years Ended	April 30, 2002	April 30, 2001	April 30, 2000
Number of U.S. Territories	351	256	184
Number of Canadian Territories	161	173	177
Total number of Territories	512	429	361

Because the Company did not acquire a minority 40% interest in Liberty Canada until October 2001, the financial information for the year ended April 30, 2002 does not reflect the full effect of losses incurred by Liberty Canada during the first six months of the 2002 fiscal year. Similarly, the results for the years ended April 30, 2001 and 2000 do not reflect the previously held minority interest in Liberty Canada, and so do not reflect the full operations of the results of the Canadian Subsidiary during the 2001 and 2000 tax seasons on a basis comparable with the 2002 tax season results included in the April 30, 2002 financial statements.

In addition, certain 2001 and 2000 data has been reclassified in order to present them in a manner consistent with the 2002 data.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should not buy the Shares if you cannot afford the loss of your entire investment or if you need or desire current income. You should carefully consider, among other things, the following:

Limited Operating History and Prior Year Losses

Our operations commenced in September 1997 with the purchase of a 60% interest in Tax Depot, an established provider of tax preparation services in Canada (subsequently renamed Liberty Tax Service, Inc.). We commenced tax preparation operations in the United States in Columbus, Ohio in 1998. As an early-stage entity, we have minimal operating history upon which an evaluation of our future prospects can be made. Although we did show a profit for Fiscal 2001, our operating expenses exceeded our operating revenues. A substantial portion of our income in that year was earned from interest income from financing provided by us to franchisees. We showed a net loss for the fiscal year ended April 30, 2000 ("Fiscal 2000"). As of April 30, 2002, we had an accumulated deficit of $639,564. See "Consolidated Financial Statements." Although our management has significant experience in developing successful businesses similar to the Company, there can be no assurance that we will show a profit from operations in future years. Our future viability, profitability and growth will depend upon our ability to successfully operate and expand its Canadian and United States operations. Our prospects in the United States must be considered in light of the risks, expenses and difficulties frequently encountered in the significant expansion of a new business, particularly in the tax return preparation industry, which is characterized by intense competition, a dominant national tax return preparation firm and ease of market entry. Moreover, we have limited experience in the management of a large scale franchise operation such as the one that will be in place for the 2003 and subsequent tax seasons. There can be no assurance that any of our efforts will prove successful or that we will not incur operating losses in future years.

Limitations on Transfer in Certain States and Absence of Public Market

The sale and transfer of the Shares by investors is significantly limited by state law in every state in which they are being offered, except for California, Maryland, New York and Virginia. No market exists for the Shares and we do not anticipate that any public market for the Shares will develop in the foreseeable future. Accordingly, an investment in the Company cannot be expected to be readily liquidated, or liquidated at all, even in an emergency.

Arbitrary Determination of Offering Price

There is no established market for the Shares. We determined the offering price of the Shares after considering various factors. We make no representation that the Shares have a market value of, or can be sold at, the offering price. There has been no objective determination of value for purposes of this pricing. The offering price does not necessarily bear any relationship to the Company's assets, book value or financial condition, or to any other recognized criterion of value. The offering price is significantly in excess of the $25.00 per share value assigned by the board of directors of the Company in May 2002, when options to acquire shares of Class A Common Stock were granted to certain of our employees. The offering price is also in excess of the $25.00 per share valuation used in recent acquisitions of tax practices in which part of the consideration was paid in the form of Class A Common Stock.

Need for Additional Financing

Even if we sell all of the Shares, we will need additional financing in order to expand our operations beyond supporting the additional territories that the Company plans to fund through this Offering. See "Use of Proceeds." It is unlikely that our cash flow from operations will be sufficient to support anticipated growth during the next several years of operations, but there can be no assurance that we will be able to obtain financing as and when needed (for operational purposes, to retire indebtedness or to fund expansion) upon terms acceptable to the Company. We do not anticipate any further efforts to raise capital through private offerings once this offering is completed.

Broad Discretion in the Allocation of Proceeds

The proceeds of the Offering will be used for working capital and support of approximately 700 new and existing franchise tax return preparation territories during the 2003 tax season. However, we will have a broad discretion in allocating the use of the proceeds in support of such territories. We may be able to provide substantially less support to franchisees if the Minimum Offering is sold than we would be able to provide if all or substantially all of the Shares being offered are sold. See "Use of Proceeds."

Risks Associated with Outstanding Indebtedness

Our ability to continue to expand our business will be dependent on our ability to meet our scheduled payment obligations on our indebtedness and satisfy any guaranty or other obligations. Our liquidity will also depend on our ability to renew certain of our indebtedness on a timely basis. If we default in any of our indebtedness, some of which is secured by our assets, we may not be able to continue to carry out our business. There can be no assurance that we will be able to generate the cash flow necessary to pay our indebtedness, or to raise sufficient additional capital to allow us to pay our indebtedness on a timely basis.

Our indebtedness includes:

- A loan in the principal amount of $2 million that is payable on an interest-only basis until July 2005, but that is due and payable in full at that time (the "Envest loan").
- $2.7 million in remaining obligations related to a perpetual software license that we acquired from Orrtax Software, Inc. ("Orrtax"), which is payable in installments of $700,000, $1 million and $1 million in March 2003, 2004 and 2005 respectively.
- A term note payable to a financial institution in the principal amount of $1,400,000 that is payable in installments of $500,000, $500,000 and $400,000 in February 2003, 2004 and 2005, respectively.
- An annual line of credit that is obtained in order to fund the operations of Liberty Canada. There is presently no outstanding balance on this line of credit, but we expect to renew it for the 2003 tax season.
- A line of credit with a financial institution that allows borrowings of up to $2 million. This line of credit is collateralized by notes receivable to us from franchisees and expires on July 31, 2002, but is expected to be renewed, perhaps at a higher borrowing limit.
- Our guaranty obligations to TLC, LLC ("TLC"), a lender to our franchisees. We have guaranteed $758,026 in financing to our franchisees and have agreed to guaranty substantially more if necessary. We are required to maintain an escrow account to which the lender has recourse if we fail to meet our guaranty obligations. This escrow requirement may have an adverse effect on our liquidity.
- Obligations under various noncancelable operating leases for office space through 2007 in an approximate amount of $2,362,000.
- Obligations incurred in connection with the acquisition of acquired tax practices in an approximate aggregate amount of $514,000 as of April 30, 2002.
- Mortgage obligations incurred in the ordinary course in an approximate aggregate amount of $260,000 at April 30, 2002.
- Other indebtedness incurred in the ordinary course of business.

Debt Covenants May Restrict Operating Flexibility

Certain of the debt-related agreements to which we are a party, and in particular the agreements governing the Envest loan, include affirmative and negative debt covenants that may restrict the ability of our management to implement its business plans. In particular, the agreement that governs the Envest loan requires us to obtain Envest's written consent in order to incur additional debt in excess of certain routine indebtedness and in excess of certain limits. For example, our ability to obtain a line of credit without Envest's consent is limited to $6 million; we may not guaranty franchisee indebtedness in amounts greater than $3 million in the aggregate; and our Canadian indebtedness is limited in both dollar amount and payment terms.

Risks of Currency Fluctuations

All of the financial information contained in this Circular is shown in United States dollars. However, a significant portion of our operations reflected in the financial information were conducted in Canada. The Canadian dollar experienced substantial declines against the United States dollar during 1998 and 1999. If the current exchange rate is maintained, or declines even further, our future Canadian operations may generate less revenue and smaller profits, denominated in American dollars and without accounting for any other change in operations, than are reflected in the financial information contained in this Circular. The exchange rate used in most of the financial information contained in this Circular reflects a range of value of .6377 to .6384 Canadian dollars (C$) to each American dollar; the actual exchange rate for currency transactions as of July 1, 2002 was .6545.

Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings

We believe that our refund anticipation loan program will be an important source of revenue in both the United States and Canada because members of our targeted market typically desire tax refunds as quickly as possible. The success of the program will depend, in part, on the continued availability of third party financing for the loans. See "Business--Services Offered--Refund Anticipation Loan Program." During the 2003 tax season, we expect to offer such loans directly to Canadian customers, while such loans will be made to United States customers directly through third party lenders. To the extent that we do not recover the full amount of refund anticipation loans from the proceeds of tax refunds, our revenues may be adversely affected. Although we will make efforts to collect any shortfalls from the customer, there can be no assurance that we will be able to recover any or all of the shortcomings.

The continuation of the Internal Revenue Service ("IRS") and Revenue Canada electronic filing programs are also elements critical to our operating strategy, and to the refund anticipation loan program in particular. The IRS and certain members of Congress have expressed concerns regarding the difficulty of detecting fraudulent electronic returns. Any decision by either the IRS or Revenue Canada to suspend, terminate or substantially modify its respective electronic return filing program could materially adversely affect our tax return preparation business. Our refund loan anticipation business may also be adversely affected by governmental regulation. See "Risk Factors--Government Regulation."

Franchise Operations, United States Growth Limitation; Sale of Company-Owned Franchises

We have established extensive training programs and quality control procedures with respect to our franchisees. However, there can be no assurance that the programs and procedures will be effective in enabling franchisees to run profitable tax preparation businesses. In addition, failure by a franchisee to provide service at acceptable levels may result in adverse publicity, which can materially adversely affect our ability to compete in the market in which the franchisee is located.

In the past, we have obtained a substantial amount of our revenue from the sale of franchises in the United States and Canada. However, there can be no assurance that we will be able to sell additional United States franchises or additional Canadian franchises on terms acceptable to us, or at all. At present, because we have open territories in only certain markets in the United States, and have not fully penetrated all of those markets, we believe that there are substantial opportunities to sell additional franchises in the immediate future. We recognize, however, that at some point our ability to generate revenues from additional franchise sales will become more limited, and we will become more dependent on revenues generated from operations, which we will receive almost entirely during the annual tax season.

The operating results furnished in this Circular reflect significant revenue from Company-owned territories. However, the Company prefers to sell Company-owned stores to franchisees, and our operating results from an all-franchise operation may differ materially from those achieved in prior periods.

Liability for Franchisee Actions and Obligations

Both the Company and Liberty Canada grant their franchisees a limited license to use their registered service marks and, accordingly, there is risk that one or more of the franchisees may be identified as being controlled by the Company or Liberty Canada. In the event that a franchisee is not adequately identified to the public in its market area as a franchisee, the Company and/or Liberty Canada could be held vicariously liable for the debts and obligations of the franchisee so misidentified.

Regulation of Franchise Operations

During our 2002 fiscal year which ended April 30, 2002, franchise royalties and tax refund anticipation loan income accounted for 37% of our United States gross revenues. Liberty Canada's franchise royalties and tax rush discounting income (the Canadian equivalent of revenue from tax refund anticipation loans) accounted for 64% of its gross revenues for the same period. The profitability of our future operations will depend in large part on our continued ability to comply with federal and state franchise regulations, and on Liberty Canada's continued ability to comply with Canadian and provincial franchise regulations. While we currently believe that the Company, and Liberty Canada and their franchisees will be able to comply with all applicable regulations, there can be no assurance that such regulations will not change and, if so, that any changes will not materially adversely affect the Company's business. See "Business--Franchise Operations--Regulation of Franchise Operations."

Need for a Large Pool of Low Cost Seasonal Labor

The Company, Liberty Canada and their franchisees depend, in part, on the availability of employees willing to work for little more than the minimum hourly wage, with minimal benefits, for periods of less than a year. See "Business--Tax Return Preparers." Our success in managing and expanding its business will depend upon the ability of the Company and its franchisees to hire, train and supervise additional personnel, and to deal with turnover rates for lower paid employees, which may be substantial. Moreover, if the supply of this labor pool is reduced in the future for reasons within or outside our control or if we are required to provide our employees more extensive and costly benefits, either as a result of competition or governmental regulation, or if the minimum wage is increased, the expenses associated with our operations could be substantially increased without offsetting increases in revenues.

Dependence on Lines of Credit for Refund Loans in Canada

Our refund anticipation loan business in Canada, which is called "tax rush discounting" in Canada, is dependent on the availability of adequate financing from third party lenders to fund customer refund loans. Liberty Canada's line of credit used during the 2002 tax season expired in May 2002. We intend to renew the line of credit for the 2003 tax season, but have not yet done so. If this line of credit is not available on a timely basis, we could experience a substantial loss of revenue from our Canadian refund anticipation loan program.

Importance of Key Employees

Our future success will depend in material part upon the continued services of our senior management, particularly John T. Hewitt, as well as upon our ability to attract and retain capable middle management (such as regional and district directors for Company-owned offices operating after the 2002 tax season, consultants for franchised offices, training directors, tax advisors and computer personnel) with the specific executive skills necessary to assist us and our franchisees. We currently employ four regional directors in the United States and two regional directors in Canada. We will face competition for such personnel from numerous other entities, including competing tax return preparation firms, some of which have significantly greater resources than us. Although we have so far been successful in hiring senior managers experienced in the industry, there can be no assurance that we will continue to be able to attract and retain personnel. The inability to do so could have a material adverse effect on us. The unexpected loss of the services of any of these management personnel could have a material adverse effect upon us. We currently maintain for our benefit a $1,000,000 key man life insurance policy on the life of Mr. Hewitt. However, we do not have an employment contract with Mr. Hewitt. We also maintain for the benefit of Envest a $2,000,000 key man life insurance policy on the life of Mr. Hewitt. No member of senior management currently has an employment contract with the Company or Liberty Canada. See "Management."

Business is Highly Seasonal

The tax preparation business is highly seasonal, with the bulk of revenues being earned in the January 1 through April 15 "tax season" in the United States and the January 1 through April 30 "tax season" in Canada in each year. We anticipate that 64% or more of our gross revenues for a fiscal year will be generated in the tax season for that year. Both the Company and Liberty Canada are on a May 1 to April 30 fiscal year and may operate at a loss during the first eight months of each fiscal year. There can be no assurance that our activities during the "off-season" will not cause our cash resources to be strained on a regular basis. If we are unable to obtain adequate sources of capital to fund our operations during the "off-season," we could be forced to curtail expansion plans, cut back on our work force or take other steps to address our cash flow needs. Moreover, in view of the very compressed time period in which our revenues arise in each year, we may have little or no time to respond to unforeseen changes in competitive conditions, markets, pricing, new product offerings by its competitors and similar matters which could materially adversely affect our competitive position during the tax season.

Competition

The tax return preparation industry is characterized by intense competition among numerous tax service providers, accounting firms and others. Some of these competitors are more established than us, with substantially greater marketing, financial, personnel and other resources than are currently available to us. In the lower to middle-income taxpayer market targeted by us, competition is dominated in the United States by H&R Block, Inc. ("H&R Block"), which is a large, well established national service provider. Another established service provider is Jackson Hewitt. H&R Block also operates in and is a major competitor in Canada. Additionally, many taxpayers in our target market prepare their own returns.

Changes in Tax Laws

The tax laws of Canada and the United States have undergone a period of rapid and substantial change, and we expect that this will continue for the foreseeable future. We believe that the complexity and rapidity of the changes will provide us with an important marketing tool. However, we expect that we will incur significant yearly costs in maintaining the currency of our tax return preparation software and tax preparer materials. In addition, there have been numerous proposals for simplification of United States tax laws, including "flat tax" and "modified flat tax" proposals. Adoption of any such proposals could reduce demand for our services in the United States. Adoption of a strict flat tax could reduce demand substantially.

Control by Principal Stockholder

The Company's common stock is divided into two classes. See "Description of Capital Stock." Purchasers in this Offering will own Class A Common Stock. All the outstanding Class B Common Stock is owned by Mr. Hewitt. The Company's certificate of incorporation provides that the Class B stockholders have the right to elect one more director than may be elected by the Class A stockholders. As a consequence, Mr. Hewitt will have effective control of the Board of Directors irrespective of the number of shares of Class A Common Stock which are outstanding.

No Cash Dividends

Since its inception, we have not paid any cash dividends on the Class A Common Stock, Class B Common Stock, Class A Preferred Stock or Class B Preferred Stock. We intend to retain future earnings, if any, to provide funds for the operation of our business and, accordingly, do not anticipate paying any cash dividends in the reasonably foreseeable future. The payment of future dividends is within the discretion of the Board of Directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other relevant factors.

Lack of Insurance Coverage

We maintain $2,000,000 of general liability insurance. We do not carry insurance coverage for "*errors and omissions" to cover potential IRS imposed penalties for errors on prepared tax returns.* Historically, the cost of these penalties has not been significant to us. However, there is a risk that in the future a large penalty could be imposed on us.

Risk of Franchisee Default

From time to time, we extend financing to certain franchisees for initial franchise fees, cash advances for working capital and/or the purchase of Company-owned stores. The financing is in the form of promissory notes payable to us. The notes carry interest at an annual rate of 12% and are personally guaranteed by the franchisee and/or the owner of the franchise. There can be no assurance that any franchisee will generate revenue sufficient to repay any amounts due, nor is there any assurance that any franchisee will be able to repay through other means any amounts due. At April 30, 2002, the aggregate amount due to us from franchisees for such financing is $9,500,097, including accrued interest. Any failure by the franchisees to pay such amounts, if the amounts are not recoverable by us through other means, could have a material adverse affect on us. A total of 33 franchisees have been or are currently in default to us. The Company restructured the debt of 15 franchisees, and purchased the territories of 14 others. As of July 1, 2002, 4 franchisees remain in default, and owe us a total amount of $648,940.

Moreover, in some cases, we may be liable on office leases or other contractual obligations that have been assumed by purchasers of Company-owned territories and acquired tax practices. If the franchisees default on third-party obligations for which we continue to have liability, our operating results will be adversely affected.

Related Party Loans

We have made loans to a company controlled by one officer, and intend to make additional loans to the same company. We believe that these transactions have been entered into or will be entered into on an arm's-length basis on terms substantially similar to those made available by us to non-affiliated franchisees.

Dilution

The offering price per Share is $40.00, more than the price paid per share for the Company's securities in the past. Thus, purchasers in the Offering will experience immediate dilution in the value of their shares in the amount of $28.87 per share, or 72% of the offering price, based on a total of 1,351,856 Class A, Class B, Class A Preferred and Class B Preferred shares outstanding as of April 30, 2002. See "Dilution."

USE OF PROCEEDS

The net proceeds (after deducting offering expenses of approximately $75,000) for the Maximum Offering will be approximately $4,925,000 if the Maximum Offering is sold and $300,000 if the Minimum Offering is sold (the "Net Proceeds"). The Company intends to use the Net Proceeds for working capital and to support 512 existing franchise tax preparation territories in the United States and Canada and to establish up to 210 new franchised tax preparation territories for the 2003 season. The Company estimates that the net proceeds of the Minimum Offering and the Maximum Offering will be used as follows:

Use of Net Proceeds	Minimum Offering	Maximum Offering
Financing for franchisees: franchise fees, equipment, working capital	- 0 -	$2,000,000
Advertising for new franchisees	- 0 -	$750,000
Operational support: regional directors and staff and technical support	$300,000	$1,600,000
Technology: software development & support	- 0 -	$575,000
Total	**$300,000**	**$4,925,000**

While the foregoing represents the Company's current estimate of its expected use of net proceeds, the amounts actually expended for the purposes set forth above may vary significantly depending upon numerous factors, including the actual costs of leasing and furnishing office space and personnel costs. The Company does not expect to acquire any practices from affiliates of the Company. The Company reserves the right to reallocate proceeds among the foregoing uses and for general corporate purposes based upon the actual amount of proceeds received and the actual costs of the proposed expenditures.

DILUTION

The offering price per Share is $40.00, more than the price paid per share for the Company's securities in the past. Thus, purchasers in the Offering will experience immediate dilution in the value of their shares in the amount of $28.87 per share, or 72% of the offering price, based on a total of 1,351,856 Class A, Class B, Class A Preferred and Class B Preferred shares outstanding as of April 30, 2002.

In connection with the incorporation of the Company, Mr. Hewitt purchased 1,000 shares of Class B Common Stock for $.10 per share. In December 1996, Mr. Hewitt further capitalized the Company by contributing to it certain securities with an aggregate market price at the time of contribution of $176,000. In return therefor, Mr. Hewitt was issued 44,000 shares of Class B Common Stock resulting in a price per share of $4.00. In July 1997, the Company sold 200,000 shares of Class A Common Stock to a select group of investors for a price of $10.00 per share. On January 10, 1997, the Company declared a stock dividend of one share of Class A Common Stock or Class B Common Stock for each such share outstanding, resulting in an aggregate of 400,000 shares of Class A Common Stock and 90,000 shares of Class B Common Stock outstanding. Between October 26, 1998 and January 10, 1999, the Company sold an additional 164,996 Class A Shares in a private placement for a price of $12.50 per share. In May 1999 the Company sold 190,000 shares of Class A Convertible Preferred Stock for a price of $12.50 per share. Between November 19, 1999 and March 31, 2000, the Company sold an additional 32,156 Class A Common Shares in a private placement for a price of $25.00 per share. Between December 15, 2000 and February 15, 2001, the Company sold an additional 35,800 Class A Common Shares in a private placement for a price of $12.50 per share. In June 2001, the Company sold 25,000 of Class B Convertible Preferred Stock for a price of $20.00 per share. In October 2001, the Company sold 307,700 Class A Common Shares for a price of $14.78 per share. 110,744 shares of Class A Common Stock have been issued with regard to various purchase transactions, 9,000 shares of which have been repurchased by the Company. Additionally, as of July 10, 2002, the Company has outstanding 105,775 options to employees issued as incentive stock options, and an additional 84,455 shares reserved for issuance under the Company's stock option plan. As of July 10, 2002, 9,770 options had been exercised. A total of 108,399 other options and warrants that are not incentive stock options are also outstanding. Aggregate issued and outstanding stock as of the date of this Circular include 1,046,856 shares of Class A Common Stock, 90,000 shares of Class B Common Stock, 190,000 shares of Class A Convertible Preferred Stock and 25,000 shares of Class B Convertible Preferred Stock. The Company also has 10 shares of Special Voting Preferred Stock outstanding. However, those shares relate directly to 100,000 shares of Class A Common Stock that are outstanding and presently held by a subsidiary of the Company for the ultimate benefit of a shareholder. These Special Voting Preferred shares are outstanding solely for the purposes of giving stockholder voting rights to the ultimate beneficiary of those shares.

At April 30, 2002, the net tangible book value of the Company's Class A Common Stock combined with the Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock (all of which are convertible into Class A Common Stock) was $11,508,879, or approximately $8.51 per share then outstanding. Net tangible book value represents the amount of the Company's shareholders' equity (net tangible assets less liabilities) divided by 1,351,856 shares outstanding.

Net tangible book value dilution per share represents the difference between $40.00 price per share paid by purchasers of the Class A Common Stock in the Offering, and the pro forma net tangible book value per share of the Common Stock and Preferred Stock immediately after completion of the Offering. After giving effect to the sale by the Company of 125,000 shares of Class A Common Stock in the Offering (assuming that the maximum number of Shares is sold) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company would have been $16,433,879 or approximately $11.13 per share. This represents an immediate increase in net tangible book value of $2.62 per share to the existing stockholders and an immediate dilution in net tangible book value of $28.87 per share to purchasers of the Class A Common Stock in the Offering, as illustrated in the following table.

Public offering price per share	$40.00
Net tangible book value per share as of April 30, 2002	$8.51
Increase per share attributable to new investors	$2.62
Pro forma net tangible book value per share after the Offering	$11.13
Net tangible book value dilution per share to new investors	$28.87

The following table sets forth the difference between the existing shareholders and the purchasers of Shares in the Offering with respect to the number of Shares purchased from the Company, the total consideration paid and the average price per share paid:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Shareholders	1,351,856	91.5%	$14,488,159	74.3%	$10.72
New Investors	125,000	8.5%	$5,000,000	25.7%	$40.00
Total	1,476,856	100%	$19,488,159	100%	

The information above does not take into account 141,775 options to purchase Shares of Class A Common Stock issued to employees and directors of the Company and other parties as of July 10, 2002, and exercisable at prices ranging from $10.00 to $27.50 per share, warrants for 26,059 shares of Class A Common Stock held by officers, directors and shareholders of the Company and exercisable at $12.50 per share at any time prior to June 30, 2006, or a warrant for 46,340 shares of Class A Common Stock held by Envest and exercisable at nominal consideration at any time prior to July 30, 2008.

DIVIDEND POLICY

The Company currently intends to retain all future earnings, if any, to finance growth and development of its business, and therefore, does not expect to declare or pay any cash dividends in the foreseeable future. A declaration of dividends, however, is within the discretion of the Company's Board of Directors. See "Risk Factors--No Dividends." Any future dividend policy will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings and its financial condition and requirements.

BUSINESS

General

The Company is a Delaware corporation formed in 1996 to provide retail income tax return preparation services for taxpayers primarily in the lower to middle-income tax brackets. The Company intends to provide its services through both Company-owned and franchised territories in selected locations. The Company seeks competitive advantage in its markets by (i) providing prompt tax return preparation at a reasonable price, (ii) providing electronic filing services, (iii) providing ancillary services, such as audit assistance, tax return checking and taxation seminars, and (iv) offering a refund anticipation loan program pursuant to which an affiliate bank will provide, for a fee, loans to customers based upon the size of the customers' expected tax refunds.

The Company owns Liberty Canada, which has been providing tax preparation services in Canada since 1972. During the 2002 tax season, Liberty Canada provided tax preparation services in 198 territories, 2 of which were owned by Liberty Canada and the remainder of which were owned by Liberty Canada franchisees. In addition, the Company had 351 tax preparation territories in the United States, 19 of which were owned by the Company and the remainder of which were owned by franchisees of Company. All offices currently operate under the "Liberty Tax Service" name.

As of April 30, 2002, the Company had 91 employees and Liberty Canada had 25 employees. At July 1, 2002, the Company had 101 full time employees and Liberty Canada had 17 employees. The Company considers its relationship with its employees to be excellent.

Liberty Canada. Liberty Canada is a closely-held corporation, with its executive offices in Winnipeg, Manitoba, incorporated under the laws of the Province of Manitoba. Liberty Canada (formerly known as "Tax Depot, Inc.") was formed in May 1994 as a wholly-owned subsidiary of DataTax Business Services, Ltd. ("DataTax"), which was also the franchisor for U&R Tax Services, Ltd. DataTax assigned and licensed those franchises to Liberty Canada, which then changed the name of the franchises to U&R Tax Depot. The Company purchased its 60% interest in Liberty Canada from DataTax in September 1997. In October 2001, the Company purchased the remaining 40% interest in Liberty Canada from DataTax. In January 1999, all Liberty Canada franchises formerly known as "U&R Tax Depot" began trading under the name "Liberty Tax Service." During Fiscal 2002, Liberty Canada had net revenues of C$6,265,265 (as computed under United States generally accepted accounting principles).

Liberty Canada had an agreement to provide tax preparation services in certain Canadian Wal-Mart stores. Liberty Canada paid a per-location license fee to Wal-Mart equal to 10% of gross revenue with a minimum of C$3,600 per location. Liberty Canada operated in 10 Wal-Marts during the 2002 tax season, all of which were franchised territories. The agreement expired in April 2002. The Company intends to renew the agreement for the 2003 tax season.

The Company expects to expand to approximately 220 Liberty Canada territories before the 2003 tax season, most of which will be franchise locations.

Liberty Tax Service. The Company had 351 tax preparation territories in the United States during the 2002 tax season (19 of which were owned by the Company and the remainder of which were owned by franchisees of the Company) in several states, including Alabama, Arkansas, Arizona, California, Colorado, Connecticut, Delaware, Florida, Georgia, Iowa, Illinois, Indiana, Kansas, Kentucky, Louisiana, Massachusetts, Maryland, Michigan, Minnesota, Missouri, North Carolina, Nebraska, New Hampshire, New Jersey, New Mexico, Nevada, New York, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and the District of Columbia. Liberty Tax Service provides tax return preparation services, electronic filing services, audit assistance, tax return checking, access to refund loans and tax seminars to its customers.

Since the conclusion of the 2002 tax season, the Company has repurchased 6 territories from franchisees for an aggregate amount of $712,183. The Company may repurchase additional territories from franchisees prior to the 2003 tax season. Four Company-owned territories have been re-sold to franchisees subsequent to the conclusion of the 2002 tax season and as of the date of this Circular, for an aggregate sale price of $301,000. The Company intends to sell the other Company-owned territories to franchisees prior to the 2003 tax season. The Company anticipates that it will seek future growth primarily through expanding franchise operations in both countries. The Company anticipates that an additional 50 to 60 franchises sold prior to the 2002 tax season (but not opened during the 2002 tax season) will operate during the 2003 tax season. During and subsequent to the 2002 tax season and as of July 1, 2002, the Company has sold 48 new United States franchises, not all of which will operate during the 2003 tax season. The Company expects to expand to a total of approximately 500 United States territories before the 2003 tax season.

Services Offered

Tax Preparation. There are approximately 130 million and 21 million individual tax returns filed annually in the United States and Canada, respectively. The Company will offer tax return preparation services to the public, focusing its efforts on marketing to persons with incomes of less than $40,000/C$40,000 per year. Based upon management's prior experience in the industry, the Company anticipates that over 60% of its customers will have incomes below $40,000/C$40,000. The Company believes that there is a significant market of individuals in these income brackets who do not wish to prepare their own returns, or who may face relatively complex situations (such as divorce, multiple jurisdiction filings, multiple deductions or other considerations) but who are unwilling or unable to pay the level of fees charged by accountants or tax attorneys.

The Company's tax preparers use personal computer based software to conduct comprehensive client interviews and to prepare tax returns. Liberty Canada is currently in the process of rewriting and updating that software in order to keep pace with recent technological developments. The Company used off-the-shelf software provided by Universal Tax Systems ("Universal") to prepare U.S. tax returns during the 2002 tax season and plans to use similar software during the 2003 season, with appropriate updates and modifications. The Company's agreement with Universal requires Universal to provide the tax software for the 2003 tax season. The cost of the tax software was $350,000 for the 2002 tax season and is anticipated to be $550,000 for the 2003 tax season. The Company prepares U.S. tax returns on average in approximately one hour and Canadian returns in approximately one-half hour, assuming the customer has all relevant records and is able to answer all questions asked by the preparer.

The Company has acquired from Orrtax a perpetual license to modify and use tax preparation software. The Company intends to use the software in a limited number of United States territories in 2003. The Company has remaining obligations to Orrtax of $2.7 million payable in installments of $700,000, $1 million and $1 million in March 2003, 2004 and 2005 respectively. The Company hopes to eventually deploy this software, as modified to meet the Company's purposes, throughout its U.S. territories.

In assessing its software needs, the Company focuses on meeting four requirements: (i) enabling the Company to provide consistent, high quality tax preparation services, (ii) enabling the Company to utilize persons as tax return preparers who are not as dependent upon technical tax skills as may be required in other operations, (iii) allowing tax return preparers to concentrate more closely upon providing quick and friendly service to customers, and (iv) enabling the Company to electronically file a customer's tax return more rapidly and efficiently in order to allow the customer to obtain a tax refund more quickly.

Electronic Filing. The Company's franchisees offer electronic filing services to its U.S. customers at no extra cost. Liberty Canada and its franchisees also offer electronic filing services to its Canadian customers at no extra cost. Because an electronically filed return is handled on a priority basis by both the IRS and Revenue Canada, a client receives a tax refund much more quickly than if the return is manually filed. The Company anticipates that speedy refunds will be a major marketing tool for the Company both in the United States and Canada. The customer also receives speedy IRS or Revenue Canada acknowledgments that the return is mathematically correct. In management's experience, over 80% of returns which are filed electronically receive refund checks within 21 days in Canada and within 14 days in the United States. Management anticipates that over 80% of the returns it or its franchisees prepares will be filed electronically. See "Risk Factors--Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings." The Company's franchisees and Liberty Canada will also, for a fee, electronically file returns prepared by non-client taxpayers or other tax preparers.

Refund Anticipation Loan Program. Because the Company believes that the speed of obtaining a refund, or cash in anticipation of a refund, will be important to the Company's targeted market, and in order to compete with other tax return preparation firms, the Company and its franchisees will offer access to a refund anticipation loan service. A refund anticipation loan is a loan from a bank made to a taxpayer, secured by the anticipated tax refund payment, and with full recourse to the taxpayer. Refund loans in Canada will be provided directly by the Company using line of credit financing. In the United States, refund loans will be provided directly to the taxpayer by one or more third party lenders that have contracted or will contract with the Company to supply this service. One third party lender that the Company has executed such a contract with for the 2003 tax season is Republic First Bank of Delaware. Pursuant to that contract, Republic First Bank of Delaware will provide refund loans to the customers of the Company and its franchisees pursuant to the procedure described below. The Company anticipates contracting with other third party lenders to provide refund loans for the 2003 tax season. These loans will usually enable the customers of the Company's franchisees to receive their proceeds within 24 hours of the time the return is filed with the IRS or Revenue Canada. The Company anticipates that as many as 45% of the customers of the franchisees will utilize this service.

The procedure with respect to third party refund loans will generally be as follows:

- The customer's return is prepared;
- The customer completes a refund anticipation loan application (in which the taxpayer/borrower assigns the rights to the refund to the lending institution);
- The tax preparer or other office worker electronically transmits the customer's tax return to the Company's headquarters for filing with the IRS or Revenue Canada;
- Revenue Canada or the IRS acknowledge that the return is mathematically correct and Revenue Canada acknowledges that no government liens exist against the customer;
- Once approved by the IRS or Revenue Canada, the tax return is electronically messengered to the participating bank for final approval;
- Upon confirmation from the bank of a loan approval, the Company electronically advises the originating office of the approval; and
- The originating office prints out a check for the amount of the approved loan (the refund amount less bank charges and the return preparation fee, which includes an application fee), which can then be distributed to the customer.

Substantially the same procedures will be followed in Canada when the Company provides the loan directly, except that no third party approval of the loan will be required.

Typically within two to three weeks of the electronic filing, the IRS or Revenue Canada wires the refund amount directly to the lender. Fees for the loan and the preparation of the return are deducted from the check amount, thereby requiring no cash outlay by the taxpayer and assuring payment to the Company and its franchisees. The costs of writing off bad debt that may be incurred in the program are factored into the fees charged for the loans; however, the Company will make reasonable attempts to collect any unrecovered funds. See "Risk Factors--Dependence on Revenue from Refund Anticipation Loan Programs and Electronic Filings."

During the 2002 tax season, the Company had arrangements with the Bank of Montreal (for Canadian loans), Bank One (for U.S. loans) and Republic First Bank of Delaware (for U.S. loans). The Bank of Montreal provided Liberty Canada with a C$12.750 million line of credit to fund refund loans. That facility expired in May 2002. The Company intends to renew that facility for the 2003 tax season. As of the date of this Circular, that facility has not yet been renewed. However, the Company is actively negotiating with the Bank of Montreal and anticipates that the facility will be renewed. The line of credit will provide the funds by which Liberty Canada makes refund anticipation loans for its Company-owned territories generating revenues of 15% of the first C$300 loaned and 5% of the balance. (If the loan is made by a franchisee using Liberty Canada's line of credit, Liberty Canada will receive 48% of this revenue.) In addition, the Bank of Montreal has provided Liberty Canada with a C$1 million line of credit for working capital. That facility expired in May 2002. Both facilities bore interest at the Bank of Montreal prime rate plus .75% and guaranteed in part by the Company, and are guaranteed personally by Mr. Hewitt and by Mr. J. Gary Ibbotson, a major shareholder of the Company.

Training Programs and Other Ancillary Services. The Company provides training to franchisees. These sessions are devoted to operational aspects of the business. Training of franchisee employees with respect to tax law, policies and procedures and software use is provided by the franchisee after he or she has completed the Company's training. The Company does not train franchisee employees.

The Company will also offer certain ancillary services which will be covered by the initial fee paid by the customer, including audit assistance, tax return checking, taxation seminars and schools.

Growth Strategy

The Company intends to follow a growth strategy involving the establishment of both Company- and franchisee-owned territories and the eventual establishment of Company-owned territories. The Company intends to open 170 new franchise territories in the United States and 40 new franchise territories in Canada for operation during the 2003 tax season. The Company anticipates that growth of Canadian and United States operations will be through franchising: Liberty Canada expects to grant up to 34 new franchises and the Company expects to grant up to 200 new franchises prior to the 2003 tax season (not all of which will operate in the 2003 tax season).

The Company's ability to open Company-owned territories, and the size of the markets and the offices in which they are opened, will depend upon the Company's ability to generate funds through operations, to obtain financing or to attract additional capital, while the Company's ability to expand the franchise program will depend upon the Company's ability to support the franchising structure and to continue to attract desirable franchisees. There can be no assurance that the Company will be successful in any such endeavors. See "Risk Factors--Limited Operating History and Prior Year Losses," "--Need for Additional Financing," "--Competition" and "--Franchise Operations, United States Growth Limitation."

A second aspect of the Company's growth strategy involves achieving "critical mass" in most markets it enters, defined by the Company as having at least one open territory for every 200,000 residents in the market area. The Company believes that it is desirable to achieve this critical mass in order to provide efficient marketing and advertising programs, and to effectively develop market share. The Company intends to enter a particular market when it believes it can attain critical mass within one year. In some cases, the Company will have Company- or franchisee-owned territories in markets where critical mass may not be obtained. In those cases, the Company or the franchisee may have to invest additional cash and other resources to develop market share. As a consequence of the foregoing, the Company anticipates that it will seek to expand regionally rather than attempting to establish an immediate national presence.

As part of the Company's growth strategy, the Company has made certain geographic areas in which the Company does not expect to be able to achieve significant franchise penetration in the near term available to area franchisees, referred to by the Company as master brokers, who purchase the right to sell franchises within those geographic areas. For the year ended April 30, 2002, the Company sold 11 master brokerage territories and received total payments of $1,312,409 from the Master Brokers, and holds total notes receivable of $788,236 from the Master Brokers. See "Business – Franchise Operations – Franchise Fees, Royalties and Other Charges – United States."

Management Structure

Both Liberty Canada's and the Company's managerial control system is based upon a central office-regional management format. The central office is responsible for overall policy, advertising, marketing, training, software updating and franchising. Liberty Canada currently has two management offices in Canada and the Company has its management office at the Virginia Beach headquarters. As the Company's U.S. operations expand, the Company intends to implement its policies through regional and district managers (who will supervise groups of Company-owned territories) and franchise consultants (who will supervise groups of franchised territories). Each Company-owned territory will be overseen by a territory manager. Thereafter, the management structure will be implemented as the growth in the number of Company-owned and franchised territories requires.

Fees

The Company anticipates that revenues will be derived from (i) fees for tax preparation services, (ii) fees for electronically filing tax forms for non-customers, (iii) fees from customers for initiating tax refund loans (and possibly referral fees from lenders), (iv) fees and royalties from franchisees, (v) proceeds from selling purchased practices to franchisees and (vi) proceeds from selling Company-owned territories to franchisees.

The Company's fees for specific tax services will differ by region and by franchisee. The Company will provide franchisees with a listing of suggested prices for all tax preparation services provided by its offices. Franchisees, however, will have complete pricing autonomy. Company-owned territories will adhere to the price schedules which management recommends for their markets. The Company estimates that the average fee per tax return for the 2003 filing season will be approximately $120 in the United States and C$60 in Canada. For individuals who prepare their own returns or have them prepared elsewhere, the Company will charge a fee, currently C$30 in Canada and $35 in the United States, for the electronic filing of the return. The Company does not charge customers in Canada or the United States an additional fee for filing electronically if the Company prepares the return, nor does it anticipate charging interest or late fees.

The Company anticipates that it will charge customers a fee associated with refund anticipation loans. In the United States, the fee will approximate 2% of the loan. The Company anticipates having contractual relationships with several lending institutions that will provide funding and, in some cases, processing services for these loans. The Company anticipates that, for the 2003 season, it will provide its own processing services for most of these loans. The Company will also charge an application fee, which will be included in the tax return preparation fee paid by the customer. While the Company anticipates the application fee will range from $20 to $25, the actual amount of such fees will depend upon local competitive conditions, the level of bank fees actually charged and customer acceptance. In the United States, the franchisee will retain the application fee charged by the franchised territory and the Company will retain application fees charged by Company-owned territories. In Canada, the Tax Rebate Accounting Act limits the amount that a tax service provider or lender may charge for these loans: the taxpayer must receive not less than 85% of the first C$300 of the anticipated refund and 95% of the balance. Most of these loans are made by Liberty Canada franchisees under an arrangement where Liberty Canada funds the loan and receives a portion of the fee while the other portion of the fee is retained by the franchisees (franchisees may instead fund the loans themselves and pay royalties to Liberty Canada but it is expected that relatively few of the franchisees will request this arrangement).

Property

The Company leases its Virginia Beach headquarters, consisting of 14,451 square feet of office space, at a monthly rental of $17,934 (including utilities). The lease expires in April 2005. Liberty Canada leases two management offices in Canada: the main office in Winnipeg, Manitoba, consisting of approximately 3,500 square feet, at a rent of C$2,525 per month, and a regional office in Toronto, Ontario, consisting of 2,622 square feet at a rent of C$6,650 per month. The Company owns four properties that house tax preparation offices. One office is located in Norfolk, Virginia, consists of approximately 600 square feet and was purchased at a cost of $243,199, including land. The second office is located in Depew, New York, consists of approximately 3,500 square feet and was purchased at a cost of $227,967, including land. The third office is located in Chattanooga, Tennessee, consists of approximately 2,982 square feet and was purchased at a cost of $106,980, including land. The fourth office is located in Leavittsburg, Ohio, consists of approximately 3,265 square feet and was purchased at a cost of $100,140. The Company has leased all of these offices to franchisees for operation during the 2003 tax season. The Company believes that these offices are adequate for its current needs. However, depending upon the expansion of the Company's operations, the Company may require additional office space for its headquarters and/or small amounts of space for its regional offices. In addition, the Company leases 28 office locations that are used for US and Canadian Company-operated territories.

The Company has established certain criteria for local tax preparation offices in the United States and Canada as follows: offices will typically have from 800 to 1,500 square feet of office space, and will be able to accommodate anywhere from three to ten desks. As with any retail operation, the location of an office will be important to its ultimate financial success. For this reason, the Company will maintain control over the site selection process for all offices (including franchisee operated offices) and will generally require that each office have good visibility from a major intersection or busy street, high foot traffic volume and proximity to shopping malls or other major food or clothing retailers (preferably discounters). For all locations, the Company will seek leases with terms that coincide with the tax season in order to reduce fixed costs.

The Company will also seek to place smaller offices in shopping malls through arrangements with large discount retail stores, similar to Liberty Canada's arrangement with Wal-Mart, or through kiosks or mall store sites. See "Business--General--Liberty Canada."

Franchise Operations

The Company expects to expand Liberty Tax Service franchise programs in Canada and the United States. The Company does not anticipate selling franchises in Quebec, however. The following discussion is a summary of the key features of the Company's franchise program. The program may change as it is implemented.

General. The Company will offer franchisees the right to operate in a specified geographic area. The initial term of the Company's standard franchise agreement will be for five years, with successive renewals exercisable at the option of the franchisee for additional five-year periods as long as the terms of the franchise agreement continue to be met. The Company does not expect it will limit the number of offices a franchisee may open in the franchisee's territory; however, franchisees will be required to obtain the Company's prior approval for each location and to keep at least one office location open throughout the year in each territory to ensure that customers in each territory have access to a tax preparer for matters relating to late filings or any questions they have regarding the prior or forthcoming tax year. Each franchisee will also be required to hold tax seminars, which will be offered to the general public to attract prospective seasonal tax preparers and to enhance name recognition in the market. (Canadian franchisees who executed franchise agreements before July 1997 are not required to maintain off-season hours or to provide tax seminars.)

The Company has been and intends to continue to be selective in its choice of franchisees. In addition to customary personal and financial background checks of a franchise candidate and interviews by management personnel, each franchise candidate will be required to successfully complete a week-long training course. At the conclusion of the course, management will make a final evaluation of the candidate and determine whether to accept the candidate as a franchisee.

Franchise Fees, Royalties and Other Charges.

United States. The Company's United States franchise fee structure depends upon the specific territory and the date that territory is applied for. For certain markets, the initial franchise fee was $10,000 per territory (until July 1, 2000). For territories in other markets and applied for prior to November 1, 1999, the initial fee was waived. From November 1, 1999, until June 30, 2000, the initial franchise fee was $10,000 per territory throughout the United States. From July 1, 2000, until June 30, 2001, the initial franchise fee was $12,500 per territory throughout the United States. Beginning July 1, 2001, the current initial franchise fee is $20,000 per territory throughout the United States. The Company intends to increase the initial franchise fee to $25,000 beginning December 1, 2002. The Company's franchise fees were lower prior to July 1, 2001, and were waived for some of the earliest franchisees. A security deposit ranging in price from $2,000 to $5,000 was required in most states. Each franchise fee or required deposit is assessed based on each geographic area licensed by the franchisee, rather than based on the number of office locations the franchisee operates. Security deposits received are recorded as a liability on the Company's balance sheet, and at April 30, 2002, the Company is holding a total of $588,537 in security deposits for both United States and Canadian franchisees.

The Company has entered into Master Brokerage Agreements in several regions throughout the United States. A Master Broker purchases the right to sell franchises within a geographic area to candidates who are interested in operating a Company-franchised territory. The Master Broker is also responsible for providing on-going local support, day-to-day operational help and marketing advice to Company franchisees operating within the Master Broker's geographic area. The purchase price for a geographic area under a Master Broker Agreement is based on the population of the geographic area. The purchase price is computed using a range of $.12 to $.20 per person, with a minimum of $100,000. When the Company sells a territory located within a geographic area covered by a Master Broker Agreement, the Master Broker receives 50% to 70% of the associated collected franchise fee.

The Company charges franchisees a royalty. For new territories applied for after June 30, 2002, the royalty will be 14% of all revenue collected from all services and products offered, excluding sales tax ("Gross Receipts"), with a $5,000 minimum during the first year of operation and an $8,000 minimum during the second year of operation. For territories applied for before July 1, 2002, the Company charges a royalty that, in some cases, is less favorable to the Company. For territories located within a geographic area covered by a Master Broker Agreement, the Master Broker receives 50% to 70% of the associated collected royalty.

The Company also charges an advertising fee. The amount of the advertising fee charged is 5% of Gross Receipts. For new territories purchased before July 1, 2002, the advertising fee is not charged until the third tax season of operations.

Canada. Liberty Canada's franchise fee structure also depends upon the specific territory and the date that territory is applied for. For certain markets, the initial franchise fee is C$10,000 per territory. These markets include Winnipeg, Calgary, Edmonton and Vancouver. For territories in markets not included above and applied for prior to November 1, 1999, the initial franchise fee was waived. A security deposit was required for such territories as follows: for territories applied for prior to July 1, 1999, the required security deposit was C$2,000; for territories applied after July 1, 1999 but prior to November 1, 1999, the required security deposit was C$5,000. The security deposit will be refundable upon the expiration of the franchise agreement less amounts due to Liberty Canada provided that the franchisee was open for business by February 1 following the effective date of the franchise agreement. For territories applied for after October 31, 1999, and before July 1, 2001, the initial franchise fee was C$10,000 per territory throughout Canada. Beginning July 1, 2001, the initial franchise fee is C$12,500 per territory throughout Canada. The Company intends to increase the initial franchise fee to C$15,000 beginning January 1, 2003. Each franchise fee or required deposit is assessed based on each geographic area licensed by the franchisee, rather than based on the number of office locations the franchisee operates.

Liberty Canada also charges franchisees a royalty. For territories applied for after June 30, 2002, the royalty will be 14% of Gross Receipts, with a C$5,000 minimum during the first year of operation and an C$8,000 minimum during the second year of operation. For territories applied for before July 1, 2002, Liberty Canada charges a royalty that, in some cases, is less favorable to Liberty Canada.

Liberty Canada also charges an advertising fee of various amounts depending upon the terms of each franchise agreement. For new territories sold during or subsequent to 1999, the advertising fee charged is 5% of gross receipts beginning in the third tax season of operations.

General. In return for the fees paid, the Company or a Master Broker may provide some or all of the following products and services to its franchisees: (i) a minimum of five days of initial training in business operations, (ii) the use of the Company's tax return preparation software and regular updates to the software, (iii) a joint advertising program which will be funded through the advertising fees paid by both franchisee and Company operated offices, (iv) annual tax training programs which assist franchisees in training seasonal tax preparation employees, (v) standardized operating manuals, (vi) field support in the areas of management, systems, software and questions regarding tax return preparation, and (vii) access to the Company's refund anticipation loan program. Franchisees will be subject to a quality control system to be developed by the Company, which will include statistical measurements, office visits and customer interviews by Company personnel.

From time to time, the Company is required to terminate franchisees because of their failure to perform. Some of the reasons for termination involve the failure to open offices as required, the failure to follow the Company's system or other requirements, or low tax return volume. The Company anticipates and plans for such terminations in its budget. The Company writes off any unpaid loans from franchisees and maintains a bad debt reserve for that purpose. When the Company terminates a franchisee, it seeks to resell the territory. If the terminated franchisee has a customer list, the Company takes possession of the list and uses it for future marketing purposes. The Company has terminated a total of 59 United States franchisees, all since the end of the 2000 tax season, and has terminated a total of 86 Canadian franchisees. Most of the Canadian terminations relate to franchises that existed prior to the Company's acquisition of its original 60% interest in Liberty Canada.

Regulation of Franchise Operations. The Company's United States franchising activities are subject both to federal and state laws and regulations. Federal law and rules require a franchisor to give all prospective franchisees disclosure about the nature of the franchise investment in the form of an offering circular on the earlier of (i) the first personal meeting, (ii) 10 business days before any binding agreement is signed, or (iii) 10 business days before any consideration is paid. The offering circular may be prepared in accordance with the format designated by the North American Securities Administrators Association called the Uniform Franchise Offering Circular ("UFOC"). In addition, at least five business days before signing any binding agreement, the franchisor must provide the prospective franchisee with a franchise agreement that reflects the specific terms on which the franchisee will be licensed to do business. There is no private right of action available to franchisees and prospective franchisees under the federal rules. Franchisees who claim violations must bring their complaints to the Federal Trade Commission. Violators are subject to civil penalties of up to $10,000 per violation.

Federal law and rules govern franchisor conduct in all states. In addition, California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, South Dakota, Virginia, Washington and Wisconsin have enacted state franchise laws. Federal law and rules permit state laws to govern franchising if they provide protection that is greater than or equal to that provided by federal law and rules. Most of these state laws require franchisors to provide specific disclosure to franchisees, generally in the UFOC format document or a format very similar to the UFOC format.

Most state laws provide franchisees with a private right of action, in addition to administrative penalties, if a franchisor fails to comply with a state's franchising laws. Moreover, some states, like California, have laws that govern the relationship between franchisor and franchisee after the franchise agreement is signed, such as laws that (i) mandate "notice" and "right to cure" periods before termination, (ii) restrict the grounds for termination without the opportunity to "cure" a default, and (iii) restrict the franchisor's ability to enforce agreements not to compete with the franchisor following termination.

Both the federal rules and the UFOC format require a franchisor to update its offering circular to include new financial statements and in the event of material changes, such as significant changes in financial condition, changes to major fee structures, or a change in the business opportunity being offered.

There are no federal franchise laws in Canada. Alberta has provincial laws requiring use of a disclosure document similar to the UFOC format document. The Company provides every potential Canadian franchisee with a disclosure document.

Loans to Franchisees

From time to time, the Company extends financing to certain franchisees for initial franchise fees, cash advances for working capital and/or the purchase of Company-owned stores. The financing is in the form of promissory notes payable to the Company. The notes carry interest at an annual rate of 12% and are personally guaranteed by the franchisee and/or the owner of the franchise. At April 30, 2002, the aggregate amount due to the Company from franchisees for such financing is $8,121,765, including accrued interest. Any failure by the franchisees to pay such amounts, if the amounts are not recoverable by us through other means, could have a material adverse affect on the Company. A total of 33 franchisees have been or are currently in default to the Company. The Company restructured the debt of 15 franchisees, and purchased the territories of 14 others. As of July 1, 2002, 4 franchisees remain in default, and owe the Company a total amount of $648,940.

In order to make additional financing available to its franchisees, the Company has entered into an arrangement with TLC, LLC, a third party lender which provides lease-based financing to franchisees. The Company has agreed to guaranty these franchisee obligations, up to an aggregate maximum of $3 million. In order to secure its obligations to TLC, the Company is required to escrow cash with a third party escrow agent, against which TLC can draw if the Company fails to meet its guaranty obligations. At April 30, 2002, the Company had deposited approximately $200,000 in this escrow account, which is shown as restricted cash on the Company's balance sheet. Under the terms of its agreement with TLC, the Company's obligations to escrow cash may increase to as much as $500,000. Under the TLC agreement, the minimum escrow amount is $100,000.

Tax Return Preparers

The Company and its franchisees will utilize the services of part-time tax preparers. The bulk of these preparers will be hired by franchisees for the January through April tax season with the number of preparers at any given time being adjusted to the demands of that office. Peak employment is expected to occur in February. The Company anticipates that a typical office will increase the number of tax preparers from as few as one during the off-season to as many as ten during the peak of tax season. See "Risk Factors--Business Is Highly Seasonal" and "--Need for a Large Pool of Low Cost Seasonal Labor."

The Company anticipates that its tax preparers will be individuals seeking to supplement their incomes and who have flexible schedules, such as retirees, undergraduate and graduate students and part-time employees of other firms. The Company anticipates that many of its seasonal employees will have had prior experience with other tax return service companies, and further anticipates recruiting persons taking the Company's tax preparation training programs. See "Business--Training Programs."

Although wages will vary depending on an office's regional location, the Company expects that the average wage for seasonal tax preparers will be approximately $6 per hour (C$6), increasing by 2-3% a year for each year of service. Tax preparers will also typically receive 5% of the gross dollar volume they generate as a bonus paid on April 30, effectively giving most preparers the ability to earn from $8 to $15 (C$8 to C$15 in Canada) an hour.

Regulation

In the United States, the tax return preparation industry is regulated by the Internal Revenue Code and its associated regulations. These laws and regulations govern the preparation of tax returns and the subsequent electronic filing of tax returns. See "Risk Factors.- Future Availability of Electronic Filing." The *IRS may refuse to grant an EFIN if a principal was assessed a tax preparer penalty, been convicted of an* IRS or monetary crime, failed to file a tax return or pay taxes, or cannot pass an IRS background *suitability check. Revenue Canada has promulgated similar regulations regarding electronic filing and* discounting. In order to operate non-franchised offices in Canada, Liberty Canada must obtain E-File numbers for each office. The electronic filing of tax returns is essential to this Company. To the extent that the Company or its subsidiaries are unable to obtain electronic filing numbers, and the associated ability to file tax returns electronically, operations will be severely impaired and purchasers could lose some or all of their investment in the Company.

States also have laws and regulations governing the preparation of state tax returns. Most states have regulations regarding the electronic filing of tax returns. However, many states accept federal suitability testing, so if a franchisee can obtain an EFIN from the IRS they can file many state returns electronically as well.

Both United States law and Canadian law require income tax return preparers, among other things, to identify themselves as paid preparers on all tax returns which they prepare, to provide customers with copies of their tax returns and to retain copies of the returns they prepare for three years. Failure to comply with these requirements may result in the imposition of penalties. The laws also provide for assessment of penalties against a preparer who (i) negligently or intentionally disregards federal tax rules or regulations, (ii) takes a position on a tax return which does not have a realistic possibility of being sustained on its merits, (iii) willfully attempts to understate a taxpayer's tax liability or (iv) aids or abets in *the understatement of such tax liability. In addition, several states of the United States have enacted or* are considering enactment of legislation which would regulate tax return preparers. The Company does not carry errors and omissions insurance to cover any penalties that may be imposed. See "Risk Factors--Insurance Coverage."

The Company will be subject to regulation in connection with its franchise operations in the United States and in the Province of Alberta, Canada. See "Business--Franchise Operations--Regulation of Franchise Operations" and "Risk Factors--Regulation of Franchise Operations." In addition, refund anticipation loan programs and proprietary schools (such as the Company's proposed tax training programs) are regulated in some states. See "Risk Factors--Government Regulation."

Competition

The tax return preparation and electronic filing business is highly competitive. The Company believes that its competition will come primarily from three sources: (i) large return preparation services such as H&R Block and Jackson Hewitt, (ii) numerous small or seasonal tax preparation services, including accounting and law firms, and (iii) individuals who prepare their own returns. Many of the firms offering tax preparation services, and many firms not otherwise in the tax preparation business, provide electronic filing and refund loan services to the public. In particular, both H&R Block and Jackson Hewitt have programs, including refund anticipation loan programs, that are substantially similar to those the Company proposes to provide. Commercial tax return preparers and electronic filers are highly competitive with regard to price, service and reputation for quality. This competitiveness may restrict growth opportunities for the Company and the prices the Company can charge for its services.

H&R Block dominates the industry. As of July 30, 2001, the date of filing of its most current annual report on Form 10K, H&R Block reported that it had 10,450 offices in operation in the United States, Canada, Australia and Europe as of April 30, 2001, the end of its most recent fiscal year. In the United States alone, H&R Block operated 9,072 offices, of which 4,012 were owned by franchisees. H&R Block also estimated that during its fiscal year ended April 30, 2001, it served approximately 17.6 million taxpayers in the United States, and prepared approximately 16,442,000 individual United States income tax returns (of which approximately 81% were filed electronically), constituting about 14% of the IRS's estimate of total United States individual income tax returns filed as of April 30, 2001. According to an H&R Block press release, H&R Block prepared approximately 18,100,000 returns as of April 30, 2002. In addition, as of that date H&R Block operated 944 offices in Canada, and filed approximately 1,752,000 Canadian returns with Revenue Canada during the fiscal year ended April 30, 2001. Because of its size, widespread name recognition and the availability of capital to it, the Company believes that H&R Block will offer formidable competition to the Company's efforts to establish and expand its tax return preparation business.

Jackson Hewitt, which is owned by Cendant Corp., is the second largest provider of retail income tax preparation services in the United States. As of April 1, 2002, the date of filing of Cendant's most current annual report on Form 10-K/A, Cendant Corp. reported that Jackson Hewitt had approximately 3,800 franchised and company-owned offices in 47 states. Cendant also reported that Jackson Hewitt filed 2,200,000 tax returns in 2001. In a press release dated May 16, 2002, Jackson Hewitt announced that they had prepared more than 2,500,000 tax returns during tax season 2002 at its more than 3,800 locations. Although Jackson Hewitt has no operations in Canada, the Company believes that once the Company is able to establish a broader base of offices in the United States, Jackson Hewitt will offer competition in many of the markets which the Company will seek to enter.

Recent and Prospective Acquisitions and Sales

During Fiscal 2002, and as of the date of this Circular, the Company purchased a total of 42 existing franchised territories and one independently owned tax practice in a number of jurisdictions. Aggregate purchase price, terms and prior year return volume are as follows:

Purchase Price	Cash Paid at Closing	Notes Payable to Seller	Forgiveness of Company Debt	Prior Year Return Volume
$3,054,443	$371,070	$263,876	$2,239,497	17,195

As of the date of this Circular, the Company resold to franchisees 31 existing franchised locations and one independently owned tax practice. The aggregate sale price and terms are as follows:

Sale Price	Cash Received at Closing	Notes Payable to Company
$1,503,278	$278,844	$1,224,436

Litigation

On January 31, 2000, the Company and thirteen of its franchisees filed suit in the U.S. District Court for the Eastern District of Virginia, Norfolk Division against H&R Block. The Company and its franchisees alleged that H&R Block engaged in false advertising through the use of advertising which promoted their refund anticipation loan as a product which allows the customer to "Spend more quality time with your refund", gives to the customer a "Rapid Refund", the "refund amount" or "a check in the amount of your refund", without disclosing that the product at issue is a bank loan less fees. H&R Block denied the allegations. However, on February 17, 2000, shortly after the beginning of a hearing on the Company's Motion for Preliminary Injunction filed in this case, H&R Block agreed in a Consent Order to discontinue the advertising in question. In November 2000, a trial of this case was conducted and on February 23, 2001 the district court issued an Opinion and Order and then issued a Corrected Circular Opinion and Order on March 7, 2001. The Court ruled that H&R Block had willfully, maliciously, and in bad faith committed false advertising in violation of the Lanham Act and had violated an IRS regulation, which requires that refund anticipation loans clearly be advertised as loans. The Court awarded $506,477 in damages, plus costs and attorney's fees in the amount of $314,898.69. The Court also entered a permanent nationwide injunction against H&R Block requiring their future refund anticipation loan advertisements to (1) be in compliance with IRS regulations; (2) not refer to a loan as an "advance", "refund amount", or a check in the "amount of your refund", unless prominently and clearly stating that the product is a "loan"; and (3) not use the term "Rapid Refund" in connection with a loan.

H&R Block appealed the district court's ruling on several grounds. On January 10, 2002, the Fourth Circuit Court of Appeals affirmed in part, vacated in part, and remanded in part the district court's ruling. First, the appeals court upheld the finding that H&R Block had committed false advertising and had done so willfully, maliciously and in bad faith, and in violation of IRS regulations, which prohibit misrepresenting loans as refunds in advertising. As such, the appeals court upheld in its entirety the award of $314,898.69 in attorney's fees and costs, which H&R Block paid to the Company with interest in February 2002. The appeals court vacated the third prong of the nationwide permanent injunction against use of "Rapid Refund", holding that the first two prongs of the injunction, which H&R Block did not challenge on appeal, sufficiently barred H&R Block from ever again misrepresenting loans as refunds in advertising. And finally, the appeals court held that the $506,477 damage award had been calculated in an incorrect manner and sent that issue back down to the district court to recalculate.

In late September 2002, the district court issued a new order recalculating its award of damages to the plaintiffs, pursuant to the instructions of the court of appeals, in the amount of $438,404.11. The district court also awarded to the plaintiffs, as the prevailing party on appeal, $52,220.07 in additional attorney's fees incurred in defending H&R Block's appeals.

In addition, the Company has been involved in litigation normally incident to the business affairs of the Company. Management believes that this litigation, neither individually nor in the aggregate, is likely to materially adversely affect the company or its financial condition.

Outstanding Indebtedness

Indebtedness of the Company

The Company has both term and line of credit indebtedness, and has substantial repayment obligations under certain of the indebtedness over the next several years.

In 2001, the Company received a $2 million subordinated loan from Envest, which is secured by the Company's assets. Under this loan, the Company must make quarterly interest payments at 12%, and must pay the loan in full in July 2005. In addition, in conjunction with the making of this loan, the Company issued a warrant to purchase 46,340 shares of Class A Common Stock to Envest, which are exercisable by Envest for nominal consideration until July 30, 2008. Envest is entitled to put the Shares underlying this warrant to the Company and require the Company to repurchase those Shares beginning July 30, 2004. If Envest elects to exercise this put right, the Company will be obligated to acquire the warrant or the exercised Shares for a price calculated in accordance with a separate agreement to which Envest and the Company are parties. This price would be established according to a formula that takes into account a calculated current value of the Company as of the end of the calendar quarter preceding the event giving rise to the put.

The Company has a $5 million line of credit with SunTrust that expires on May 31, 2003. The Company is also indebted to SunTrust under a $1.4 million term loan. The term note is secured by certain notes receivable held by the Company, and is payable in principal installments of $500,000, $500,000 and $400,000 in February 2003, 2004 and 2005, respectively. The term note bears interest at LIBOR plus 1.85%, and the line of credit bears interest at LIBOR plus 2.25%.

The Company has a contractual obligation to Orrtax to pay the remaining balance of is obligations for the perpetual license for the Orrtax software. These remaining payments total $2.7 million, and are payable $700,000 on March 1, 2003, $1,000,000 on March 1, 2004 and $1,000,000 on March 1, 2005.

In April 30, 2002, the Company had no remaining balance outstanding under its line of credit with the Bank of Montreal, which is used to fund Canadian operations during the tax season. That line of credit has now expired, but the Company expects to obtain a similar line of credit for the 2003 and subsequent tax seasons.

The Company also has other obligations and indebtedness, including its guaranty obligations to TLC, obligations incurring in connection with the acquisition of acquired tax practices, which aggregated approximately $514,000 as of April 30, 2002, and mortgage obligations incurred in the ordinary course, which aggregated approximately $260,000 at April 30, 2002.

Restrictive Loan Covenants

Under the Company's loan agreement with Envest, the Company is subject to certain covenants that may restrict the Company's ability to borrow funds in the future. Among other requirements, the Company must obtain Envest's written consent in order to incur any additional debt, excluding:

- a line of credit in an aggregate principal amount not to exceed $6 million and/or any letter of credit relating to any guaranty on behalf of Liberty Canada;
- subordinated indebtedness in an aggregate principal amount not to exceed $2 million, provided that such subordinated indebtedness is obtained by the Company on substantially similar terms and conditions as the Envest loan, and is subordinate to the Envest loan;
- trade payables incurred in the ordinary course of business;
- purchase money indebtedness incurred in connection with the acquisition of tax practices or other businesses;
- indebtedness incurred to acquire equipment or other goods on a purchase money basis, secured only by a lien against the asset acquired;
- indebtedness incurred for capitalized lease obligations, which shall not exceed $300,000 in the aggregate; and

indebtedness secured by real estate of Borrower in a principal amount less than the fair market value of the property secured.

Additionally, the Company must obtain Envest's written consent in order to guarantee the indebtedness of Liberty Canada if such indebtedness is not required to be repaid in full by June 30 of each year, or if such indebtedness exceeds the following limits:

- $11,240,000 until June 30, 2003
- $12,430,000 until June 30, 2004
- $14,870,000 until June 30, 2005

Lastly, the Company must obtain Envest's written consent to guarantee the obligations or indebtedness of the Company's franchisees, except in the case of guarantees made in the normal course of business and not exceeding $3,000,000 in the aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The Company is a franchisor and operator of a system of offices in the United States and Canada engaged in the preparation of personal income tax returns. Through this system of offices, the Company also offers its customers refund anticipation loans and personal income tax refund discounting. Approximately 92% of the Company's revenue is derived from franchise-related activities, including royalties and advertising fees, franchise fees and refund anticipation loan fees.

The Company's financial information reflects a variety of changes and the Company's rapid growth, as evidenced by the following:

- Prior to the 2000 tax season, the Company bought 11 franchise territories in the United States and resold all of those territories to other franchisees, and also bought 5 existing tax preparation businesses and resold all of those businesses to franchisees. The Company awarded 416 new franchise territories (not all of which operated during the 2000 season) and sold 19 Company-owned territories to franchisees. A total of 184 territories operated in the United States during the 2000 tax season. In Canada, Liberty Canada awarded 52 new franchise territories and opened four new Company-owned territories. Liberty Canada also terminated 73 franchise territories. A total of 221 territories operated during the 2000 tax season.

- Prior to the 2001 tax season, the Company bought 15 franchised territories and 2 independently owned tax practices in the United States and resold 6 of the franchised territories and both of the independently owned tax practices to other franchisees. The Company awarded 275 new franchise territories (not all of which operated during the 2001 tax season). A total of 256 territories operated in the United States during the 2001 tax season. In Canada, Liberty Canada awarded 49 new franchise locations (not all of which operated during the 2001 tax season). A total of 217 territories operated in Canada during the 2001 tax season.

- Prior to the 2002 tax season, the Company bought 28 franchised territories and 1 independently owned tax practice in the United States. The Company sold 18 Company-owned territories and the independently owned tax practice to franchisees. The Company awarded 492 new franchise territories (not all of which operated during the 2002 tax season). The Company also entered into 9 Master Broker Agreements. A total of 351 territories operated in the United States during the 2002 tax season. In Canada, Liberty Canada awarded 27 new franchise territories (not all of which operated during the 2002 tax season). A total of 198 territories operated in Canada during the 2002 tax season.

- Prior to the 2003 tax season and as of the date of this Circular, the Company bought 6 franchised territories in the United States. The Company sold 4 Company-owned territories to franchisees. The Company has awarded 44 new franchise territories (not all of which will operate during the 2003 tax season). The Company estimates that a total of 496 territories will operate in the United States during the 2003 tax season. Liberty Canada has awarded 12 new franchised territories (not all of which will operate during the 2003 tax season). The Company estimates that a total of 220 territories will operate in the Canada during the 2003 tax season.

- In October 2001, the Company acquired the minority 40% interest in Liberty Canada from DataTax, making the Company the sole shareholder of Liberty Canada. As part of the transaction, DataTax, also made a $2,000,000 investment in the Company. DataTax sold the minority interest and made the cash investment in exchange for stock of the Company.

Results of Operations

Revenue and Gain on Sale of Intangibles and Fixed Assets. Revenue and gain on sale of intangibles and fixed assets, was $18,024,430 for Fiscal 2002 compared to $10,714,825 in 2001. 22.3% of the Company's Fiscal 2002 revenue was attributable to Liberty Canada compared to more than 31.1% for Fiscal 2001. In an effort to build brand name recognition and to attract new franchisees and customers, the Company spent $3,026,411 on advertising expenses for the period ending April 30, 2002. These advertising expenses included advertising production costs, Canadian and United States franchise opportunities, and advertisements for tax return preparation during the tax season.

Revenues from tax return preparation, bank product and tax discounting fees were $5,437,457 in 2002 and $2,792,455 in 2001. Bank product and tax discounting fees are the fees generated from the Canadian version of the refund anticipation loan program that the Company implements in the United States. The increase in revenues was a result of the Company operating more territories in Fiscal 2002 compared to Fiscal 2001. Royalties and advertising fees from franchisees, net of royalty concessions, were $6,779,543 in 2002 and $3,183,583 in 2001. The increase in revenues was a result of a greater number of franchisees in Fiscal 2002 than in Fiscal 2001. The increase was also due to more of the existing franchisees becoming subject to a royalty structure in Fiscal 2002 that was more favorable to the Company than the previous royalty structure. A significant portion of this revenue is attributed to Liberty Canada.

The Company's income included net gain on the sale to franchisees of Company-owned locations in the amount of $89,563 in 2002 and $144,737 in 2001. The remainder of the other income and expenses included interest income from notes receivable from franchisees, finance charges on accounts receivable from franchisees and interest on cash balances of $957,709 in 2002 and $511,163 in 2001, interest expense of $662,371 in 2002 and $324,701 in 2001, and miscellaneous net income of $182,832 in 2002 and $14,607 in 2001.

Expenses. Operating expenses, including selling, general and administrative expenses increased to $16,664,345 in Fiscal 2002 from $10,760,285 in Fiscal 2001, primarily from increased start up operations in the United States.

Operating Income. Profits from operations in Fiscal 2002 were $1,270,522 versus losses of $190,197 in 2001. This was due primarily to continued expansion of operations in the United States, where the Company began staffing up in earlier years for future expansion. During Fiscal 2002, the Company purchased 1 existing tax preparation business for a total of $10,511. This business, as well as 31 Company-owned territories, were sold to franchisees for a total of $1,395,617. Additionally, 171 new franchised territories operated during the year. During Fiscal 2001 the Company bought 55 existing franchised territories and 2 independently owned tax preparation businesses of varying sizes for a total of $1,284,644 and sold to franchisees both of the independently owned locations as well as 37 Company-owned territories. These 37 locations were sold for a total of $779,500. Additionally, 142 new franchised territories operated during the year.

Income Taxes. For the year ended April 30,2002, the Company recorded an income tax benefit of $407,000 which resulted from the reversal of a deferred tax valuation allowance of $1,323,000 partially offset by the tax effect of 2002 income.

A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. As of April 30, 2001, the Company had recorded a valuation allowance to fully offset its deferred tax asset. During 2002, the Company reversed the valuation allowance and recognized the benefit of its deferred tax assets. Based upon the Company's profitability in 2002 and its expected future earnings, the Company determined that it is more likely than not that the asset would be realized. The Company's balance sheet as of April 30,2002 reflects a net deferred tax asset of $407,000.

Liquidity. The Company has experienced and will continue to experience significant fluctuating demands on its working capital due to actual and anticipated growth. On April 30, 2002, the Company had cash and restricted cash of $1,827,433, which was a $402,675 net decrease from the previous year. The decrease in cash and restricted cash in Fiscal 2002 was due, in part, to the following significant events in Fiscal 2002: an increase in receivables of $2,957,556, asset purchases of $538,215, expenses of $309,176 arising out of internal software development, and repayment of $3,600,102 of debt.

The Company's liquidity is impacted by six loans or debt-related obligations. See "Business-Outstanding Indebtedness." The Company has a line of credit at SunTrust Bank in the amount of $5 million for working capital purposes (the "SunTrust Loan"). Pursuant to the current terms of the SunTrust Loan, the SunTrust Loan must be paid down to zero for at least thirty days each year.

Liberty Canada had two lines of credit at the Bank of Montreal in the aggregate amount of C$13,750,000, which were used for Liberty Canada's refund anticipation loan funding and working capital purposes. These lines of credit expired in May 2002. Liberty Canada intends to renew both lines of credit. However there can be no assurance that they will be available on terms favorable to the Company. The Company does not have a line of credit at any other banking establishment.

The Company is indebted to Envest pursuant to the Envest loan. See "Risk Factors--Risks Associated with Outstanding Indebtedness" and "Business-Outstanding Indebtedness."

The Company is also indebted to Orrtax Software, Inc. in the aggregate amount of $2,700,000. The debt is the result of the Company's purchase of a perpetual license to modify and use a tax preparation software program. Payments are due as follows: $700,000 on March 1, 2003, $1 million on March 1, 2004 and $1 million on March 1, 2005. If the Company cannot generate sufficient cash from operations or future offerings of debt or securities to pay the debt when it becomes due, the Company may be subject to various remedies that would have a material adverse affect on the Company.

The Company's liquidity is also affected by the requirement that it maintain an escrow account to secure a portion of its potential obligation to TLC with respect to lease-based credit extended by TLC to certain of the Company's franchisees. The Company's maximum exposure under this arrangement with TLC is $3 million, and the Company may be obligated to deposit as much as $500,000 in escrow, depending on the outstanding balance of TLC's financing to franchisees.

Beginning in July 2004, when the Envest right to put its warrant (or the Shares underlying its warrant) to the Company matures, the Company may have additional liquidity needs to the extent necessary to satisfy this put obligation. See "Business-Outstanding Indebtedness-Indebtedness of the Company."

Management believes that, for the short term, current assets are sufficient to satisfy current liabilities without the need for additional capital and management does not anticipate any further private offerings of equity in order to raise capital. However there can be no assurance that additional financing will not be needed or, if needed, that it will be available on terms favorable to the Company.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 141 and 142

In July 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company also adopted certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The Company acquired the remaining 40% interest in the Canadian Subsidiary effective October 31, 2001. Goodwill acquired in this purchase business combination, which was completed before SFAS No. 142 was adopted in full, has not been amortized. Goodwill and intangible assets acquired before July 1, 2001 were amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting literature. On May 1, 2002, the Company fully adopted the provisions of SFAS No. 142 and ceased amortization of goodwill. A transition impairment analysis will be completed during fiscal year 2003.

Statement of Financial Accounting Standards No. 143

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-live assets that result from the acquisition, construction, development and/or normal use of the assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe the implementation of this standard will have a material effect on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company does not believe the implementation of this standard will have a material effect on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 145

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends FASB No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company does not believe the implementation of this standard will have a material effect on the Company's financial condition or results of operations.

Statement of Financial Accounting Standards No. 146

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. A fundamental conclusion reached by the Board in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. SFAS No. 146 is effective prospectively after December 31, 2002. SFAS No. 146 was issued late in June and management is in the process of evaluating the impact of this new standard.

Seasonality

Given the seasonal nature of the tax preparation business, the Company has generated and expects to continue to generate substantially all of its revenues during January through April of each year. During fiscal year 2002, the Company generated approximately 64% of its revenues during this period. The Company generally operates at a loss through the first three quarters of each fiscal year, during which it incurs costs associated with preparing for the upcoming tax season. During these quarters, the Company relies on revenues generated during the prior tax season and its credit facility to finance its operations.

MANAGEMENT

Directors and Executive Officers

The following sets forth certain information regarding the Company's directors and executive officers.

Name	Age (1)	Position with the Company
John T. Hewitt	53	Chairman of the Board of Directors, Chief Executive Officer and President
Martha O'Gorman	44	Vice President of Marketing
Donna Halligan	50	Vice President of Franchise Operations and Secretary
Kathleen Curry	39	Vice President of Legal
Raymond A. Dunn, II	42	Vice President of Corporate Development
Charles N. Lovelace	49	Vice President of Franchise Development
Timothy J. Robinson	40	Chief Financial Officer
Mark C. Johnson	45	Vice President of Area Development
Steven Sardo	43	President, Liberty Canada
George Robson	55	Director
Gary Golding	45	Director
Steven Lepkowski	40	Director
Ross Longfield	61	Director
James Davis	52	Director
Steven Ibbotson	40	Director

(1) At July 1, 2002.

John T. Hewitt has been Chairman of the Board of Directors, Chief Executive Officer and President of the Company since its formation in 1996. Before that, he was the founder of Jackson Hewitt, where he served as Chairman of the Board of Directors and Chief Executive Officer from 1982 (and President from 1986) to 1996. During Mr. Hewitt's tenure, Jackson Hewitt grew from six offices to over 1,300 offices. From 1970 through 1981, Mr. Hewitt was employed by H&R Block, becoming a Regional Director in charge of over 200 offices in Pennsylvania, New Jersey and Delaware. Together with his father, Daniel J. Hewitt, Mr. Hewitt created "Hewtax," the basic tax return preparation software used by Jackson Hewitt.

Martha O'Gorman has been Vice President of Marketing of the Company since its formation in 1996. From 1989 through 1996, Ms. O'Gorman served as Director of Communications for Jackson Hewitt. Before that, Ms. O'Gorman was a partner in an advertising firm in Virginia Beach, Virginia.

Donna Halligan has been Vice President of Franchise Operations and Secretary of the Company since its formation in 1996. From 1994 to 1996 she was employed by Jackson Hewitt as Director of Training and Director of Franchisee Operations. Prior to joining Jackson Hewitt's headquarters operation, Ms. Halligan owned and operated six Jackson Hewitt franchise offices in the Syracuse, New York territory from 1987 to 1994. Before that, Ms. Halligan operated an independent tax preparation firm and worked for H&R Block for five years as a tax preparer.

Kathleen Curry has been Vice President of Legal of the Company since July 1997. From 1992 through 1995, Ms. Curry served variously as Corporate Attorney, Director of Tax and Software and Regional Director for Jackson Hewitt. For a brief period during the latter part of 1995 and early part of 1996, Ms. Curry served as a Product Manager for Best Programs, Inc.

Raymond A. Dunn, II has been the Vice President of Corporate Development since May 2000. From June 1999 until November 2000, Mr. Dunn was the Company's Chief Financial Officer. From August 1994 until June 1999, Mr. Dunn worked for InfiNet Company in Norfolk, Virginia in the varying capacities of Director of Business Development, Director of Product Development and Controller & Business Manager. From November 1983 until July 1994, Mr. Dunn provided business consulting services as a Certified Public Accountant.

Charles N. Lovelace has been the Vice President of Franchise Development since May 2000. He also served in the same position from April 1999 to December 1999. From April 1991 until March 1999, Mr. Lovelace was the President of Junior Achievement of Greater Hampton Roads Inc. in Norfolk, Virginia.

Timothy J. Robinson has been Chief Financial Officer since December 2000. From August 1999 until December 2000 Mr. Robinson was Assistant Chief Financial Officer. From 1998 to 1999 Mr. Robinson was a Division Controller for Pembroke Enterprises in Virginia Beach, Virginia and from 1994 to 1998 he was Controller for Virtexco Corp. in Norfolk, Virginia. From 1990 to 1994 Mr. Robinson owned Jackson Hewitt franchises in Los Angeles, California and was employed by Jackson Hewitt from 1992 to 1994 as a field consultant and later a regional director.

Mark C. Johnson has been the Vice President of Area Development since June 2001. From March 2000 to May 2001 Mr. Johnson was Assistant Vice President of Franchise Development. From February 1999 until February 2000, Mr. Johnson was an independent business consultant. Mr. Johnson served as a Senior Franchise Development Representative for Jackson Hewitt.

Steven Sardo became President of Liberty Tax Services in Canada in April 1998. From October 1995 to April 1998, Mr. Sardo was President and co-founder of Save-Smart Insurance & Financial Services Inc. Mr. Sardo was Vice President of Marketing for Mainway Insurance Brokers Ltd. from January 1992 through October 1995.

George Robson has been a Director since April 1999. Mr. Robson is currently retired. He served as the Chief Financial Officer for Dendrite International, a sales and software concern in Morristown, New Jersey from June 1997 until June 2002. Mr. Robson was the Chief Financial Officer for H & R Block in Kansas City, Missouri, from January 1996 until May 1997, and held the same title and position with Unisys Corp. in Blue Bell, Pennsylvania from January 1990 until December 1995.

Gary Golding has been a Director since October 2000. Mr. Golding has also served as a General Partner with Edison Venture Fund in Lawrenceville, New Jersey since October 1997. Edison Venture Fund holds 43,533 Shares and 160,000 shares of Class A Preferred Stock of the Company. Mr.

Golding was a General Partner with CEO Venture Fund in Pittsburgh, Pennsylvania from October 1985 until October 1997.

Steven Lepkowski has been a Director since June 1999. Since October 1984 until the present, Mr. Lepkowski has also served as a Marketing Manager for Texas Instruments in Dallas, Texas.

James Davis has been a Director since June 1999. Since May 1977 until the present, he has also served as a mathematician for the Federal Aviation Administration in Pomona, New Jersey.

Steven Ibbotson has been a Director since June 1999. Since September 1997 until the present, he has also served as a General Manager for Farm Business Consultants in Calgary, Alberta. From September 1995 until September 1997, he served as a General Manager-Western Canada for Farm Business Consultants also in Calgary, Alberta. From September 1993 until September 1995 he served as Director of Marketing for the same employer in London, Ontario.

Ross Longfield has been a Director since February 2002. He is currently retired after serving in a variety of executive positions for Beneficial Corporation and subsequently Household International, Inc., which acquired Beneficial Bank. From June of 1998 until December 2000, he was Managing Director of Household Retail Services. From June of 1992 until December 2000, he was Chief Executive Officer of Beneficial National Bank USA. From June of 1982 until December 2000, he served as Chief Executive Officer of Beneficial Tax Masters. From June 1997 until June 1998, he was Executive Vice President of Beneficial Management Corporation. From June 1994 until June 1997, he served as Senior Vice President of Beneficial Management Corporation.

All directors are elected at the annual meeting of stockholders for a term of one year, and will hold office until their successors are elected and duly qualified. See "Description of Capital Stock--General" for a description of the rights of holders of each class of Common Stock with respect to the election of directors. Directors receive no cash compensation for serving as directors. The Board of Directors may, from time to time, authorize the award of options to directors to purchase Company common stock in an amount and at a price determined by the Board of Directors. To date, each outside director has been awarded 6,000 options, except for Gary Golding, who has been awarded 4,000 options and Ross Longfield, who has been awarded 2,000 options. All officers serve at the discretion of the Board of Directors.

Certain Relationships and Related Transactions

The Company has made loans to an officer. Creative Management Systems, Inc. (CMS) owns 9 franchised territories (2 of which operated during the 2002 tax season). CMS is controlled by Charles N. Lovelace. The Company financed CMS' purchase of the franchised territories and advanced operating funds to CMS. The Company has also bought 7 franchised territories previously owned by CMS for an aggregate amount of $340,000. At April 30, 2002, total financing and advances equaled $1,181,835, accrued interest equaled $154,981, total repayments (including 12% interest) equaled $735,370, and the balance outstanding equaled $601,466. The Company anticipates that it will continue to make loans to CMS. The Company has not made any loans to directors. The Company has made loans to Liberty Canada. As of the date of this Circular, the total amount due from Liberty Canada is $1,857,790, including 12% interest. All amounts due from Liberty Canada are expected to be collected by April 30, 2006.

During Fiscal 2002, the Company sold customer lists and other assets to Danny Hewitt, the son of John T. Hewitt, for $100,000. No gain was recognized on these sales. Also during Fiscal 2002, the Company purchased customer lists and other assets from Danny Hewitt for $100,000 to be applied to the purchase of another franchise territory. Consideration paid consisted of $41,250 for cancellation of debt, the issuance of 2,870 shares of Class A Common Stock and $15,000 in cash. At April 30, 2002, the Company also had notes payable to Danny Hewitt in the outstanding principal amount of $83,000.

During Fiscal 2002, the Company purchased lists and other assets from David Gieson, a franchisee of the Company. Consideration paid consisted of 600 shares of Class A Common Stock.

Since May 1, 2000, the Company also borrowed from certain of its officers, directors and certain shareholders in order to meet liquidity needs. The last of these loans was repaid in June 2001. All of the loans bore interest at the rate of 12% per annum, and with respect to a number of the loans, the Company granted warrants to purchase Class A Common Stock, at an exercise price of $12.50 per share. Details of these affiliate loans are included in the following table:

Lender	Loan Amount	Interest Rate	Repayment Date	Warrants Granted	Exercise Price
John T. Hewitt	$607,063	12%	February 28, 2001	12,141	$12.50
Steven Lepkowski	$100,000	12%	August 29, 2000	N/A	
Steven Lepkowski	$250,000	12%	February 22, 2001	5,000	$12.50
Steven Lepkowski	$50,000	12%	June 29, 2001	N/A	
J. Gary Ibbotson	$100,000	12%	August 29, 2000	N/A	
Raymond A. Dunn, II	$64,071	12%	February 28, 2001	1,281	$12.50
Timothy J. Robinson	$89,751	12%	February 28, 2001	1,795	$12.50
Martha O'Gorman	$29,661	12%	February 28, 2001	593	$12.50
Kathleen Curry	$28,145	12%	February 28, 2001	563	$12.50
Charles N. Lovelace	$31,533	12%	February 28, 2001	631	$12.50
Frederick Ward	$2,743	12%	February 28, 2001	55	$12.50
Daniel J. Hewitt (Father of John T. Hewitt)	$200,000	12%	February 28, 2001	4,000	$12.50

Executive Compensation

Remuneration of Directors and Officers

The aggregate annual remuneration of each of the three highest paid persons who were officers or directors during Fiscal 2002 is as follows:

Name of Individual	Capacity in which Remuneration was Received	FY 2002 Aggregate Remuneration	
		Cash	Class A Common Stock Options
John T. Hewitt	Chairman of the Board of Directors, Chief Executive Officer and President	$315,000	5,000 at $27.50 exercise price
Mark C. Johnson	Vice President of Area Development	$139,000	2,000 at $25 exercise price
Leonard Holt	Chief Operating Officer (no longer with the Company)	$135,000	None

For the year ended July 31, 2003, and during the 12 months ending July 31, 2002, the Company has paid and expects to pay the following amounts of compensation to the following additional officers:

Name of Individual	2002	2003
John T. Hewitt	$315,000	$315,000
Mark C. Johnson	$139,000	$175,000
Leonard Holt	$135,000	N/A
Martha O'Gorman	$66,084	$81,250
Donna Halligan	$66,084	$81,250
Kathleen Curry	$66,900	$75,000
Raymond A. Dunn, II	$118,257	$127,500
Charles N. Lovelace	$79,088	$112,500
Timothy J. Robinson	$89,279	$105,000
Steven Sardo	C$154,350	C$154,350

The numbers above for the year ending July 31, 2003 assume that each officer will earn the maximum bonus amount available to that officer. The Company's non-employee directors receive no cash compensation for their services.

Additional Executive Compensation Information

In calendar year 1998, Mr. Hewitt received no salary, but did receive a grant of stock options in May 1998 to purchase 5,000 shares of Class A Common Stock at $11 per share. Other executive officers of the Company were granted options on May 1998 to purchase an aggregate of 20,000 shares of Class A Common Stock at $10 per share. In calendar year 1999, Mr. Hewitt received $93,046 in salary. In May 1999, Mr. Hewitt received a grant of stock options to purchase 3,000 shares of Class A Common Stock at $13.75 per share. In calendar year 2000, Mr. Hewitt received $150,000 in salary. In May, 2000, Mr. Hewitt received a grant of stock options to purchase 3,700 shares of Class A Common Stock at $23.38 per share. In calendar year 2001, Mr. Hewitt received $154,375 in salary. In May, 2001, Mr. Hewitt received a grant of stock options to purchase 5,000 shares of Class A Common Stock at $13.75 per share. In calendar year 2002, Mr. Hewitt will receive $157,500 in salary and $157,000 in bonus. In May, 2002, Mr. Hewitt received a grant of stock options to purchase 5,000 shares of Class A Common Stock at $27.50 per share. Other executive officers of the Company were granted options in May 1999 to purchase an aggregate of 7,000 shares of Class A Common Stock at $12.50 per share; in May 2000 to purchase an aggregate of 14,000 (2,000 of which have expired) shares of Class A Common Stock at $21.25 per share; in May 2001 to purchase an aggregate of 13,800 shares of Class A Common Stock at $12.50 per share (5,590 of which have expired); and also in May, 2002 to purchase an aggregate of 10,500 shares of Class A Common Stock at $25.00 per share. A former executive officer of the Company, Leonard Holt, received $135,000 in salary in calendar year 2001. Mr. Johnson is scheduled to receive $68,750 in salary and $79,000 in bonus in calendar year 2002. Mr. Dunn is scheduled to receive $100,844 in salary and $18,605 in bonus in calendar year 2002.

Mr. Sardo, who is employed by Liberty Canada as its President, had an employment agreement with Liberty Canada, which expired May 4, 2002. Under the terms of that agreement, Mr. Sardo is eligible for options for up to 10,412 shares of the Company's Class A common stock, which are exercisable at $10.00 per share. Each year for four years beginning April 30, 1999, an option for 2,603 shares vests and may be exercised any time within five years of the date of vesting, provided that Mr. Sardo remains an employee of Liberty Canada.

No other executive officer of the Company has received an aggregate annual compensation in excess of $100,000 since the Company's formation.

Indemnification of Directors and Officers

As permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), the Company's certificate of incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction in which the director derives an improper personal benefit. In addition, the Company's bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted under Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Company maintains directors' and officers' liability insurance against any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty by any director or officer, excluding certain matters including such as fraudulent, dishonest or criminal acts or self-dealing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table on the following page sets forth the number and percentage of shares of Class A Common Stock, Class B Common Stock, Class A Preferred Stock and Class B Preferred Stock owned, as of the date of this Circular, by (a) each person who, to the knowledge of the Company, is the beneficial owner of 5% or more of the outstanding shares of Class A or Class B Common Stock, (b) each of the Company's directors, (c) each of the Company's executive officers, and (d) all of the Company's executive officers and directors as a group. The post-offering numbers reflect indications of interest in purchasing additional shares in the Offering, but are not binding commitments for such purchases.

	Common Stock & Convertible Preferred Stock							Post-Offering Class A		
	Amount Owned			Percent of Class						
Beneficial Owner	Class A Common	Class B Common	Convertible Preferred	Class A Common	Class B Common	Convertible Preferred	Total Voting Power	Amount Owned	Percent of Class (20)	Total Voting Power (20)
Directors & Executive Officers:										
John T. Hewitt	166,523(1)	90,000	0	13%	100%	0	16%	166,623	12%	15%
Martha O'Gorman	10,793(2)	0	0	1%	0	0	1%	10,793	1%	1%
Donna Halligan	12,800(3)	0	0	1%	0	0	1%	12,800	1%	1%
Kathleen Curry	11,763(4)	0	0	1%	0	0	1%	11,763	1%	1%
Raymond A. Dunn, II	7,261(5)	0	0	1%	0	0	(19)	7,261	1%	(19)
Charles N. Lovelace	8,381(6)	0	0	1%	0	0	1%	8,381	1%	(19)
Timothy Robinson	12,395(7)	0	0	1%	0	0	1%	12,395	1%	1%
George Robson	11,000(8)	0	0	1%	0	0	1%	12,000	1%	1%
Gary Golding	4,000(9)	0	0	(19)	0	0	(19)	4,000	(19)	(19)
Steven Lepkowski	37,010(10)	0	0	3%	0	0	2%	37,010	3%	2%
Mark Johnson	3,200(11)	0	0	(19)	0	0	(19)	3,700	(19)	(19)
James Davis	31,000(12)	0	0	2%	0	0	2%	31,000	2%	2%
Steven Ibbotson	6,000(13)	0	0	(19)	0	0	(19)	6,000	(19)	(19)
Steve Sardo	10,412(14)	0	0	1%	0	0	1%	10,412	1%	1%
Ross Longfield	2,833 (15)	0	0	(19)	0	0	(19)	2,833	(19)	(19)
TOTAL	**335,371(16)**	**90,000**	**0**	**26%**	**100%**	**0**	**27%**	**336,971**	**24%**	**25%**
Other owners of 5% or more of outstanding Shares:										
Scott Lake Holdings, Ltd.(17)	438,000	0	30,000	34%	0	14%	29%	438,000	31%	27%
Edison Venture Fund	43,533	0	160,000	4%	0	74%	13%	58,758	4%	13%
Envest Ventures	55,174 (18)	0	25,000	4%	0	12%	5%	62,482	4%	5%
TOTAL	**536,707**		**215,000**	**42%**		**100%**	**47%**	**559,240**	**39%**	**45%**

1) includes 33,441 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
2) includes 10,793 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
3) includes 10,000 shares of Class A Common Stock issuable pursuant to outstanding options.
4) includes 10,763 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
5) includes 6,781 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
6) includes 6,631 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
7) includes 11,395 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
8) includes 6,000 shares of Class A Common Stock issuable pursuant to outstanding options.
9) includes 4,000 shares of Class A Common Stock issuable pursuant to outstanding options.
10) includes 9,000 shares of Class A Common Stock issuable pursuant to outstanding options & warrants.
11) includes 2,400 shares of Class A Common Stock issuable pursuant to outstanding options.
12) includes 8,000 shares of Class A Common Stock issuable pursuant to outstanding options.
13) includes 6,000 shares of Class A Common Stock issuable pursuant to outstanding options.
14) includes 10,412 shares of Class A Common Stock issuable pursuant to outstanding options.
15) includes 2,000 shares of Class A Common Stock issuable pursuant to outstanding options.
16) includes 137,616 shares of Class A Common issuable pursuant to outstanding options & warrants.
17) The beneficial owner of Scott Lake Holdings, Ltd. is Gary Ibbotson, a director of Liberty Canada.
18) includes 46,340 shares of Class A Common Stock issuable pursuant to outstanding warrants.
19) Less than 1%
20) Assumes the sale of 125,000 Shares.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the shares of capital stock of the Company does not purport to be complete and subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company, copies of which are available to prospective investors upon request.

General

The Company is authorized to issue, and has issued the number and types of securities described below.

Security	Issued	Authorized	Common (1) Stock Equivalent	Percentage (2)
Class A Common Stock	1,050,166			
Class A Common Stock Warrants/Options (3)	214,174			
Total Class A Common Stock Securities	1,264,340	2,120,000	1,264,340	80.57%
Class B Common Stock	90,000	100,000	90,000	5.73%
Class A Preferred Stock	190,000	190,000	190,000	12.11%
Class B Preferred Stock	25,000	33,334	25,000	1.59%
Special Voting Preferred Stock	10	10	(4)	(4)
TOTAL	**1,569,350**	**2,443,344**	**1,569,350**	**100%**

(1) This column equals the number of Class A Common Stock the relevant security is equal to upon conversion to Class A Common Stock.
(2) This column equals the percentage of the converted security in relation to the total amount of Class A Common Stock if all the capital stock of the Company were converted as of the date of this Circular to Class A Common Stock.
(3) As of July 10, 2002, the Company has outstanding 105,775 options to employees issued as incentive stock options, and an additional 84,455 shares reserved for issuance under the Company's stock option plan. A total of 108,399 other options and warrants that are not incentive stock options are also outstanding.
(4) Already included in issued Class A Common Stock.

Designations, Rights and Preferences of Capital Stock

The Company is offering only Class A Common Stock in this offering. Following is a description of the Class A Common Stock and all of the other classes and series of capital stock of the Company.

Class A Common Stock

Holders of Class A Common Stock are entitled to dividends when, as and if declared by the Board of Directors and in such amounts as the Board of Directors may deem advisable. See "Dividend Policy" and "Risk Factors--No Cash Dividends." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of Common Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, and subject to the prior rights of holders of any Preferred Stock which may then be outstanding, to share ratably in the remaining assets of the Company. Class A Common Stock does not possesses any preemptive rights.

Holders of Class A Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of stockholders. The holders of Class A Common Stock are entitled to elect that number of directors equal to the difference between (A) the number of directors elected by Class B Common Stock, minus one, and (B) the number of directors entitled to be elected by the holders of all classes of preferred stock. Voting is on a non-cumulative basis.

Class B Common Stock

All of the Class B Common Stock is held by John T. Hewitt. The rights of Class B Common Stock are identical to those of Class A Common stock, except for the fact that the holder of Class B Common Stock is entitled to elect one more director than all of the holders of Class A Common Stock, as described above.

The holder of the Class B Common Stock may, at the holder's option, elect to convert the Class B Common Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock. The right may be exercised with respect to any portion or all of the holder's shares and at any time. In addition, Mr. Hewitt is a party to agreements with the holders of each of the Class A and Class B Preferred Stock pursuant to which he has agreed that his Shares of Class B Common Stock would be converted into Class A Common Stock (thereby extinguishing his ability to elect a majority of directors) if at any time he ceases to hold at least 10% of the Company's outstanding equity.

Class A Preferred Stock

Holders of Class A Preferred Stock are entitled to dividends when, as and if declared by the Board of Directors for the holders of Common Stock. When, as and if a dividend is declared for Common Stock holders, Class A Preferred Stock holders shall receive dividends as if each share of Class A Preferred Stock had been converted to one share of Class A Common Stock. See "Dividend Policy" and "Risk Factors--No Cash Dividends." In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and in the event of any consolidation or merger of the Company, holders of Class A Preferred Stock are entitled, after payment or provision for payment of the debts or other liabilities of the Company, to receive for each share of Class A Preferred Stock an amount equal to the original issue price per share ($12.50) for each share of Class A Preferred Stock then outstanding plus an amount equal to the original issue price per share ($12.50) multiplied by 10% per annum from the original issue date (in May 1999), compounded annually to the date of such distribution. Holders of Class A Preferred Stock also have preemptive rights to participate in any offering or sale of the Company securities. The Class A Preferred Stock may participate in such offering or sale on the same basis as if the Class A Preferred Stock were converted to Class A Common Stock. The holders of Class A Preferred Stock also have the right to require the Company to register their securities for sale in the public market in certain instances following a future initial public offering of the Company.

Holders of Class A Preferred Stock are entitled to one vote for each share held of record on each matter submitted to a vote at a meeting of stockholders. Voting is on a non-cumulative basis. However, with respect to the board of directors, the Class A Preferred stockholders, voting as a class, are entitled to elect, remove and replace two directors. A holder of the Class A Preferred Stock may, at the holder's option, elect to convert the Class A Preferred Stock into an equal number of shares of Class A Common Stock. The right may be exercised with respect to any portion or all of a holder's shares and at any time. In the event that all Class A Preferred Stock is converted to Common Stock, all rights with respect to Class A Preferred Stock shall cease.

Under the terms of the agreement governing the issuance of the Class A Preferred Stock, the holders of the Class A Preferred Stock have the right to consent to certain actions taken by the Company, including amendments to the certificate of incorporation and bylaws of the Company, affiliate transactions entered into on other than an arms length basis, the issuance of additional stock by the Company except under limited circumstances, the payment of compensation to any employee in excess of $150,000 per year, and the issuance of stock options other than pursuant to grants through the Company's compensation committee.

Class B Preferred Stock

The rights of Class B Preferred Common Stock are identical to those of Class A Preferred Stock, except that the Class B Preferred stockholders, voting as a class, are entitled to appoint an observer to the Board of Directors until July 2003, and are entitled to designate a single director thereafter.

Envest, the holder of the Class B Preferred Stock, is also entitled to certain rights under the terms of the loan agreement pursuant to which it made a $2 million loan to the Company. Under the terms of that loan agreement, in addition to the debt restrictions described elsewhere in this Circular, see "Business-Outstanding Indebtedness", Envest's approval is required in order for the Company to engage in certain transactions similar to those for which the holders of the Class A and Class B Preferred Stock are required to consent in their capacity as shareholders, and the Company is also required to maintain certain financial ratios. The Company is also required to maintain at least $2 million in key-man life insurance on the life of John T. Hewitt, which would be payable to reduce the loan in the event of Mr. Hewitt's death.

Special Voting Preferred Stock

In conjunction with the acquisition of the remaining 40% minority interest in the Canadian Subsidiary in October 2001, the Company issued 100,000 shares of Class A Common Stock that are presently held by Liberty Tax Holding Company, another Canadian subsidiary. That Canadian corporation in turn issued 100,000 of its exchangeable shares to the holder of the 40% minority interest in the Canadian Subsidiary. Those exchangeable shares are exchangeable on a share-for-share basis for shares of the Class A Common Stock, upon tender by the holder at any time. In order to ensure that the holder of the exchangeable shares of the new Canadian subsidiary would be entitled to exercise voting rights equivalent to those applicable to the 100,000 shares of Class A Common Stock, the Company created a class of Special Voting Preferred Stock, each share of which has voting rights as if it represented 10,000 shares of Class A Common Stock. The shares of Special Voting Preferred Stock will be automatically redeemed for $1.00 per share upon the exchange of exchangeable shares for the Class A Common Stock, on the basis of one share of Special Voting Preferred Stock for each 10,000 shares of Class A Common Stock exchanged.

Anti-Takeover Provisions of Delaware Law

As a Delaware corporation, the Company is subject to certain antitakeover provisions of the Delaware Law. Under the business combination provisions of Section 203 of the Delaware Law ("Section 203"), a Delaware corporation may not engage in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, (a) shares owned by persons who are directors and also officers and (b) employee stock plans, in certain instances), or (iii) on or after such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least 66% of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines an interested stockholder to be any person who (i) owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person (and the affiliates and the associates of such person) is an interested stockholder. Section 203 defines business combinations to include certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder.

The restrictions imposed by Section 203 do not apply to a corporation if (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or (ii) the corporation, by the action of stockholders holding a majority of outstanding stock, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by Section 203 (such amendment will not be effective until 12 months after adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of the corporation on or before such adoption). The Company has not elected out of Section 203.

MARKET FOR THE COMMON STOCK

There is no public market for any of the Company's securities, and, following this Offering, it is not anticipated that a market will develop for the Class A Common Stock offered hereby. As of the date of this Circular, there were 254 holders of record of the Class A Common Stock, one holder of record of the Class B Common Stock, two holders of record of Class A Preferred Stock and one holder of record of Class B Preferred Stock. All of the shares of Class A Common Stock and Class B Common Stock outstanding as of the date of this Circular are "restricted securities" as defined under Rule 144 of the Securities Act. Even though the Shares are not considered "restricted securities", no sale, transfer, exchange or other disposition of Shares may be made except in compliance with applicable law and the regulations of any governmental agency having jurisdiction including, without limitation, rules and regulations promulgated by any state authority which considers such transaction to fall within its jurisdiction. The Company may require the delivery by a shareholder of an opinion of counsel acceptable to the Company to the effect that the proposed sale, transfer, exchange or other disposition of Shares may be made in compliance with applicable laws and regulations.

See "Risk Factors Limitations on Transfer and Absence of Public Market."

THE OFFERING

General

The Shares are being offered at a price of $40.00 per Share. The Company does not intend to accept subscriptions for fewer than 500 shares per investor (or a total purchase price of $20,000). However, the Company will not impose this minimum purchase requirement on any investor who is a shareholder of the Company as of the date of this Circular. The purchase price must be paid upon subscription for the Shares. The Company may provide financing for the purchase of Shares. The Shares are being offered by the Company, on a best efforts basis, through Raymond Dunn, the Company's Vice President of Corporate Development. Mr. Dunn will not receive any separate compensation for his efforts in selling the Shares.

This Offering is a minimum/maximum offering, and no Shares will be sold unless we receive subscriptions for at least the Minimum Offering. Until the Minimum Offering is subscribed for, all funds received by the Company for Shares will be deposited with the Escrow Agent, which will hold these funds until it has received funds aggregating at least the amount of the Minimum Offering. At any time after funds aggregating at least the Minimum Offering are received by the Escrow Agent, one or more closings for the Shares may be held. Funds received for Shares after the Minimum Offering is reached will not be subject to an escrow requirement. If the Escrow Agent has not received funds equal to or exceeding the Minimum Offering by March 31, 2003, the Escrow Agent will promptly return all funds, without any deduction for expenses, directly to the subscribers. Purchases by directors and officers of the Company, or their affiliates, will not be counted in determining whether the Minimum Offering has been sold.

This Offering Circular is being furnished to existing shareholders, franchisees and employees of the Company and to other persons that have expressed an interest in investing in the Company. In Virginia, the Offering of the Shares will be limited to existing shareholders, franchisees and employees. In Maryland, California, Oklahoma, and Utah, the Offering will be limited to existing shareholders and franchisees. In other states, if at the time the Company determines that the existing shareholders, franchisees and employees are not subscribing at a rate the Company deems satisfactory and are not likely to purchase all of the Shares available in the Offering, the Company may offer the remaining shares to persons who have previously contacted the Company and expressed an interest in investing in the Company. The Company will not, however, engage in any form of public solicitation of investors. Rather, if the Company makes an expanded offering to such individuals, the Company's agent will directly contact those individuals to make them aware of the opportunity to purchase the Shares in this Offering.

The Escrow Agent may be reached at SouthTrust Bank, c/o Chuck Russell, 1304 Greebrier Parkway, Chesapeake, Virginia 23320.

Raymond A. Dunn, II, as an agent of the Company, is acting as the Company's agent in selling the Shares in each of these jurisdictions.

Any purchase of the Shares by officers, directors or significant shareholders of the Company will be under the same terms and conditions as purchases by other subscribers.

The certificates for the Shares will bear legends stating that they are subject to the foregoing restrictions on transfer. See "Risk Factors-- Limitations on Transfer and Absence of Public Market."

Each investor must make his own investment decision as to the merits of this Offering. Any Shares acquired in the Offering must be held by the investor for investment purposes in accordance with applicable law. The Company retains the right to terminate the Offering at any time and for any reason.

The cost of complying with regulatory laws, and all expenses incurred by the Company in connection with the Offering including, but not limited to, expenses incurred prior to the Offering, will be borne by the Company.

Suitability of Investment

The Offering is made in reliance upon an exemption from registration under the Securities Act. The speculative nature of the success of the Company's business, together with the lack of liquidity of the Shares makes this investment only suitable for investors who have adequate financial resources and who can afford the total loss of their investment. See "Risk Factors—Limitations on Transfer and Absence of Public Market."

Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

Suitability Requirements

Investors must be able to bear the economic risk of the investment for an indefinite period of time because the Shares cannot be sold unless they are subsequently registered under, or are subject to an exemption from, the relevant state securities laws.

Investment Procedure

Each prospective investor will be required to complete and deliver to the Company the attached Subscription Agreement. Subscriptions will be accepted from investors only in the form of the revised Subscription Agreement that is attached to this Circular.

The Subscription Agreement requires each investor to represent, among other things, that the investor meets each of the following requirements: (a) the investor is acquiring the Shares for the investor's own account for investment and not with a view to resale or distribution thereof, (b) the investor understands that the investor may not have any liquidity in the Shares, and that there is significant risk of loss of the investor's investment, and (c) the investor has the financial ability to bear the risk of losing the investor's investment. Concurrently with the execution and delivery of the Subscription Agreement, each investor must remit funds in an amount equal to the purchase price of the Shares being purchased to the Company.

If executed Subscription Agreements for more than 125,000 Shares are received by the Company, the Company may in its discretion reduce each prospective investor's requested number of Shares by any amount without prior notice to or consent by any prospective investor. The closings of the Offering will take place as determined by the Company. The Company may elect to hold more than one Closing. All Closings will be held at a time and place and on the date selected by the Company.

Closing Conditions

Each prospective investor will not be deemed to have purchased any Shares until such time as all of the following conditions to closing have occurred: (i) the applicable Subscription Agreement has been duly and validly executed and delivered to the Company; (ii) the Company has accepted the subscription evidenced by the Subscription Agreement; (iii) closing documents, in form and substance satisfactory to the Company and its counsel, have been executed and delivered; and (iv) the purchase price has been transmitted.

INDEPENDENT AUDITORS

The consolidated financial statements of the Company as of and for the year ended April 30, 2002, April 30, 2001 and April 30, 2000 are included in this Circular.

The consolidated financial statements as of and for the year ended April 30, 2002 have been audited by KPMG LLP, independent auditors as stated in their report appearing herein.

The consolidated financial statements as of and for the year ended April 30, 2001 has been audited by Deloitte & Touche LLP, independent auditors as stated in their report appearing herein.

CONSOLIDATED FINANCIAL STATEMENTS

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Financial Statements

April 30, 2002

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors and Stockholders
JTH Tax, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheet of JTH Tax, Inc. and subsidiaries as of April 30, 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JTH Tax, Inc. and subsidiaries as of April 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As stated in note 12 to the consolidated financial statements, basic net income per share has been restated.

As discussed in note 1 to the consolidated financial statements, effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

KPMG LLP

Norfolk, Virginia
June 21, 2002, except as to
note 12, which is as of
September 9, 2002

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

April 30, 2002

Assets (Notes 7 and 8)

Current assets:		
Cash and cash equivalents	$	1,627,135
Receivables (note 3):		
Trade accounts		7,009,258
Notes receivable (note 6)		3,200,706
Interest		367,010
Allowance for doubtful accounts		(2,438,200)
Total receivables, net		8,138,774
Inventory		214,731
Prepaid expenses and other current assets		32,877
Total current assets		10,013,517
Property and equipment, net (note 4)		5,328,458
Notes receivable, excluding current portion (notes 3 and 6)		5,932,381
Intangible assets, net (notes 2 and 5)		3,073,246
Restricted cash		200,298
Deposits		50,276
Deferred income taxes (note 9)		941,000
Total assets	$	25,539,176

Liabilities and Stockholders' Equity

Current liabilities:		
Lines of credit (note 6)	$	564,299
Current installments of long-term debt (note 7)		801,497
Accounts payable and accrued expenses		3,749,964
Deferred franchise fees		187,573
Deferred income taxes (note 9)		534,000
Total current liabilities		5,837,333
Long-term debt, excluding current installments (note 7)		1,372,203
Franchise deposits		577,534
Other long-term liabilities		2,050,232
Subordinated debt, net of original issue discount (note 8)		1,119,749
Total liabilities		10,957,051
Stockholders' equity (notes 10 and 11):		
Common stock		1,045,856
Preferred stock		2,872,742
Special voting preferred stock		10
Exchangeable shares (note 2)		100,000
Put warrants		970,000
Additional paid-in capital		10,395,767
Treasury stock, at cost		(89,000)
Cumulative other comprehensive loss		(73,686)
Accumulated deficit		(639,564)
Total stockholders' equity		14,582,125
Commitments, contingencies and subsequent event (notes 6, 16, 17 and 18)		
Total liabilities and stockholders' equity	$	25,539,176

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Income

Year ended April 30, 2002

Revenues:		
Royalties and advertising fees	$	6,779,543
Franchise fees, net of provision for franchise fee refunds of $556,200		5,246,600
Tax preparation fees, net of discounts		1,041,325
Bank product and tax discounting income		4,396,132
Bookkeeping and consulting income		232,880
Other income		238,387
Total revenue		17,934,867
Operating expenses:		
Employee compensation and benefits		5,853,431
General and administrative expenses		7,343,868
Advertising expense		3,026,411
Depreciation and amortization expense		440,635
Total operating expenses		16,664,345
Operating income		1,270,522
Other income (expense), net:		
Interest income		957,709
Interest expense (note 10)		(662,371)
Gain on sale of intangibles and property and equipment, net		89,563
Other, net		182,832
Minority interest in subsidiary's net loss (note 2)		280,024
Income before income taxes		2,118,279
Income tax benefit (note 9)		407,000
Net income	$	2,525,279
Net income per share (note 12):		
Basic net income per share (restated - note 12)	$	2.11
Weighted average number of common shares and convertible preferred stock and exchangeable shares outstanding (restated - note 12)		1,198,092
Diluted net income per share	$	2.02
Weighted average number of common shares and dilutive potential common shares outstanding		1,252,098

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders' Equity and Comprehensive Income

Year ended April 30, 2002

	Common stock, Class A		Common stock, Class B		Preferred stock, Class A		Preferred stock, Class B		Special voting preferred stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at April 30, 2001	737,847	$ 737,847	90,000	$ 90,000	190,000	$ 2,375,000	—	$ —	—	$ —
Common stock issued, net of issuance costs of $35,763	50,339	50,339	—	—	—	—	—	—	—	—
Issuance of common stock in connection with purchase of minority interest (note 2)	160,000	160,000	—	—	—	—	—	—	10	10
Issuance of common stock in connection with purchase of customer lists	3,470	3,470	—	—	—	—	—	—	—	—
Issuance of preferred stock, net of issuance costs of $2,258	—	—	—	—	—	—	25,000	497,742	—	—
Exercise of stock options	4,200	4,200	—	—	—	—	—	—	—	—
Balance at April 30, 2002	955,856	$ 955,856	90,000	$ 90,000	190,000	$ 2,375,000	25,000	$ 497,742	10	$ 10

	Exchangeable shares		Put warrants	Additional paid-in capital	Treasury stock		Accumulated other comprehensive loss	Accumulated deficit	Total
	Shares	Amount			Shares	Amount			
Balance at April 30, 2001	—	$ —	$ —	$ 5,946,258	9,000	$ (89,000)	$ (38,153)	$ (3,164,843)	$ 5,857,109
Common stock issued, net of issuance costs of $35,763	—	—	—	652,461	—	—	—	—	702,800
Issuance of common stock in connection with purchase of minority interest (note 2)	100,000	100,000	—	3,582,790	—	—	—	—	3,842,800
Issuance of common stock in connection with purchase of customer lists	—	—	—	47,817	—	—	—	—	51,287
Issuance of preferred stock, net of issuance costs of $2,258	—	—	—	—	—	—	—	—	497,742
Put warrants issued (note 10)	—	—	970,000	—	—	—	—	—	970,000
Warrants issued (note 10)	—	—	—	126,991	—	—	—	—	126,991
Exercise of stock options	—	—	—	39,450	—	—	—	—	43,650
Net income	—	—	—	—	—	—	—	2,525,279	2,525,279
Foreign currency translation adjustment	—	—	—	—	—	—	(35,533)	—	(35,533)
Comprehensive income									2,489,746
Balance at April 30, 2002	100,000	$ 100,000	$ 970,000	$ 10,395,767	9,000	$ (89,000)	$ (73,686)	$ (639,564)	$ 14,582,125

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended April 30, 2002

Cash flows from operating activities:		
Net income	$	2,525,279
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		440,635
Bad debt expense		1,054,455
Write down of impaired assets		206,845
Amortization of original issue discount		216,740
Foreign currency translation		(35,533)
Minority interest in subsidiary's net loss		(280,024)
Gain on sale of intangible assets and property and equipment, net		(89,563)
Deferred tax benefit		(407,000)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:		
Trade accounts receivable		(4,146,337)
Notes receivable		(2,491,932)
Interest receivable		(154,748)
Inventory		(15,130)
Prepaid expenses and other current assets		53,289
Deposits		188,856
Accounts payable and accrued expenses		279,465
Deferred franchise fees and franchise deposits		(66,419)
Net cash used in operating activities		(2,721,122)
Cash flows from investing activities:		
Issuance of operating loans to franchisees		(1,594,366)
Payments received from franchisees		2,027,641
Purchases of customer lists and other assets		(264,920)
Proceeds from sale of customer lists and other assets		268,163
Purchases of property and equipment		(847,391)
Net cash used in investing activities		(410,873)
Cash flows from financing activities:		
Proceeds from sales of common stock, net of issuance costs		2,746,550
Proceeds from sale of preferred stock, net of issuance costs		497,742
Net repayments under lines of credit		(1,260,318)
Proceeds from issuance of subordinated debt		2,000,000
Proceeds from long-term debt		1,403,561
Repayment of long-term debt		(2,339,784)
Payment of deferred financing costs		(92,856)
Net cash provided by financing activities		2,954,895
Net decrease in cash and cash equivalents		(177,100)
Cash and cash equivalents at beginning of year		1,804,235
Cash and cash equivalents at end of year	$	1,627,135
Supplemental disclosure of cash flow information -		
Cash paid for interest	$	566,675

(Continued)

JTH TAX, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Year ended April 30, 2002

Supplemental disclosure of noncash investing and financing activities:

During the year ended April 30, 2002, the Company acquired certain assets from franchisees as follows:

Fair value of assets purchased	$	2,265,326
Receivables forgiven		(1,703,245)
Notes payable issued		(120,992)
Deferred revenue reversed		44,118
Common stock issued		(51,287)
Applied to sales of franchise territories		(169,000)
Cash paid to seller	$	264,920

During the year ended April 30, 2002, the Company sold certain assets to franchisees as follows:

Book value of assets sold	$	896,739
Franchise fee revenue		83,527
Gain on sale		70,102
Deferred gain on sale		55,940
Applied from acquisitions of franchise territories		(169,000)
Notes issued		(687,200)
Lease obligations assumed		18,055
Cash received	$	268,163

In 2002, the Company issued 3,470 shares of Class A common stock valued at $51,287 in connection with the purchase of customer lists.

In 2002, the Company purchased proprietary software which is included in property and equipment. Amounts due to the vendor at April 30, 2002 include $1,700,000, which is included in accounts payable and accrued expenses, and $2,000,000, which is included on other long-term liabilities.

In 2002, the Company acquired the remaining 40% minority interest in the Canadian Subsidiary. The total value of consideration given totaled $3,842,800, and the Company received $2,000,000 in cash. The excess of consideration given over cash received was allocated to goodwill (note 2).

In connection with securing the $2,000,000 subordinated debt (note 8), the Company issued warrants to the lender. The value of the warrants issued was deemed to be $970,000 as of the date of issuance, which was recorded as original issue discount and reflected as a reduction of the outstanding subordinated debt balance of $2,000,000 in the accompanying consolidated balance sheet.

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

JTH Tax, Inc. and subsidiaries (the Company) is a franchisor and operator of a system of offices in the United States and Canada engaged in the preparation of personal income tax returns. Through this system of offices, the Company also offers its customers refund anticipation loans and personal income tax refund discounting. The Company operates under the trade name "Liberty Tax Service."

The Company was formed in October 1996 as a Delaware corporation. EmployeesPlus, Inc., a Virginia corporation and a wholly owned subsidiary of the Company, was created in November 2000 and currently operates Company-owned store locations. Liberty Tax Service, Inc., (the Canadian Subsidiary) was incorporated under the Companies Act of Manitoba, Canada in May 1994 and was 60% owned by JTH Tax, Inc. until October 2001. Liberty Tax Holding Corporation (Holdings) was created in October 2001 as an Ontario Corporation and is a wholly owned subsidiary of JTH Tax, Inc. Holdings acquired the remaining 40% ownership of the Canadian Subsidiary effective October 31, 2001 (note 2).

(b) Principles of Consolidation

The consolidated financial statements include the accounts of JTH Tax, Inc. and its wholly owned subsidiaries, EmployeesPlus, Inc., Liberty Tax Service, Inc. and Liberty Tax Holding Corporation. All significant intercompany balances and transactions have been eliminated in consolidation. The minority interest share of net loss reflected on the statement of income reflects the proportionate share of net loss in the Canadian Subsidiary prior to the October 31, 2001 acquisition of the minority interest by the Company.

Assets and liabilities of the Canadian Subsidiary have been translated into U.S. Dollars using the exchange rate in effect at the end of the year. The revenues and expenses have been translated using the average rates in effect each month of the year. Transaction gains and losses are recognized in the year of occurrence.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Restricted Cash

Restricted cash includes amounts held in an escrow account as collateral for the Company's guarantee of certain leases of its franchisees.

(e) Notes Receivable

Notes receivable are recorded at cost, less the related allowance for doubtful accounts. Because the repayment of the notes receivable is dependent on the performance of the underlying franchise which collateralizes the note, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

(f) ***Inventory***

Inventory consists of supplies and signs for sale to franchisees. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

(g) ***Property and Equipment***

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, generally 3 to 5 years for computer equipment, 7 years for furniture and fixtures and 20 to 35 years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets.

(h) ***Intangible Assets***

Intangible assets consist primarily of the goodwill associated with the acquisition of the Canadian Subsidiary, as well as the value assigned to customer lists, covenants not to compete and goodwill related to Company-owned stores acquired by the Company, which are generally amortized using the straight-line method over their estimated useful lives. Customer lists are amortized over five years. Covenants not to compete are amortized over the term of the non-competition agreement, which is typically three years. Goodwill related to the 60% interest in the Canadian Subsidiary and stores acquired is amortized over 10 and 5 years, respectively.

In July 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company also adopted certain provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. As disclosed in note 2, the Company acquired the remaining 40% interest in the Canadian Subsidiary effective October 31, 2001. Goodwill acquired in this purchase business combination, which was completed before SFAS No. 142 was adopted in full, has not been amortized. Goodwill and intangible assets acquired before July 1, 2001 were amortized and tested for impairment in accordance with the appropriate pre-Statement 142 accounting literature. On May 1, 2002, the Company fully adopted the provisions of SFAS No. 142 and ceased amortization of goodwill. A transition impairment analysis will be completed during fiscal year 2003.

(i) ***Deferred Franchise Fees***

The Company may receive all or part of the initial franchise fee prior to the execution of the franchise agreement. These amounts are classified as deferred franchise fees until the franchise fee qualifies to be recognized as revenue or is refunded.

(j) ***Franchise Deposits***

For the period from May 1, 1999 through November 1, 1999, the Company waived the initial franchise fee for new franchise territories except in areas of the United States where the Company had operated prior to May 1, 1999 and in Hampton Roads, Virginia. The Company required that these new franchisees pay a security deposit for each territory. These security deposits are held by the Company until expiration or termination of the franchise agreement.

(k) Other Long-Term Liabilities

Other long-term liabilities include $2,000,000 due to a vendor for the purchase of a perpetual license for proprietary tax preparation software. The amount is non-interest bearing and due in two equal installments in fiscal year 2004 and 2005.

(l) Revenue Recognition

Franchise fee revenue, net of a provision for franchise fee refunds of 8%, is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees that are financed by the Company are recorded as deferred franchise fees until such time as the franchisee has made a significant financial commitment (20%). Royalties and advertising fees are recognized currently as the franchised territory generates sales. Electronic transfer fees, tax return preparation fees and bank product fees are recognized as revenue in the period the related tax return is filed or prepared for the customer. Discounts are recorded for promotional programs at the time the return is prepared.

Franchise fees are also recognized from master broker sales wherein the Company sells a cluster of territories to an individual. The initial fee paid by the master broker is recognized as revenue upon the execution of the master broker agreement.

Gains on sales of Company-owned stores, which are financed by the Company, are deferred until the franchisee has made a significant financial commitment (20%). Losses on sales of Company-owned stores are recognized immediately.

The Company ceases the accrual of interest income on notes receivable once they become past due.

(m) Other Income, Net

Other income, net consists of a net gain incurred on the settlement of various litigation totaling $57,832 and a gain realized on the early extinguishment of long-term debt of $125,000.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(o) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangible assets to be held and used for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write down to market or discounted cash flow value is required. The Company reports long-lived assets and certain identifiable assets to be disposed at the lower of the carrying amount or fair value less costs to sell. For the year ended April 30, 2002, the Company recognized an impairment loss of $206,845 related to Company-owned stores which has been included in general and administrative expenses in the accompanying consolidated statement of income.

(p) Comprehensive Income

Comprehensive income consists of net income and the foreign currency translation adjustment and is presented in the consolidated statement of stockholders' equity.

(q) Stock-Based Compensation

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has chosen to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board 'Opinion No. 25, *Accounting for Stock Issued to Employees* (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

(r) Net Income Per Common Share

Basic net income per share has been computed by dividing net income by the weighted average number of common shares and convertible preferred stock and exchangeable shares outstanding on an if converted basis. Diluted net income per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income by the weighted average number of common shares and convertible preferred stock and exchangeable shares outstanding and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options and warrants after applying the treasury stock method.

(s) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Acquisition of 40% Interest in the Canadian Subsidiary

In October 2001, the Company, through its wholly owned subsidiary, Holdings, acquired the remaining 40% of the outstanding common stock of the Canadian Subsidiary in a transaction which was accounted for as a purchase. The consolidated financial statements include the operating results of this 40% interest in the Canadian Subsidiary from October 31, 2001, the effective date of the transaction. The minority interest share of net loss reflected on the statement of income reflects the proportionate share of net loss attributable to the other owner of the Canadian Subsidiary prior to October 31, 2001, which was $280,024.

Immediately preceding the acquisition, the Company issued 260,000 shares of common stock and 10 shares of special voting preferred stock to Holdings. In a single transaction, Holdings issued consideration to the minority shareholder consisting of 160,000 shares of Class A common stock and 10 shares of special voting preferred stock of the Company and 100,000 shares of exchangeable shares of Holdings in exchange for $2,000,000 in cash and the 40% minority interest in the Canadian subsidiary. The 100,000 exchangeable shares issued by Holdings are exchangeable at any time at a 1:1 ratio into the Class A common stock of the Company. The remaining 100,000 shares of Class A common stock of the Company issued to Holdings are held by Holdings to satisfy the exchange provisions of the exchangeable shares. These shares are eliminated in consolidation. The special voting preferred shares issued have a $1.00 par value and no liquidation value and provide the holder with an equivalent of 10,000 common share votes per share on any matter brought before the Company's stockholders. These shares provide the holder with the equivalent voting rights of the exchangeable shares and are cancelled pro rata as the exchangeable shares are exchanged for Class A common stock.

Because the exchangeable shares give the holder no rights with respect to Holdings other than the right to exchange the interest for Class A common stock of the Company, both the Class A common stock and the exchangeable shares issued in conjunction with the acquisition were valued at $14.78 per share, which is the estimated fair value per share of the Class A common stock of the Company as determined by the Board of Directors based on recent sales of Class A common shares. As a result, the acquisition can be summarized as follows:

Consideration given, at estimated fair value:		
160,000 shares of Class A common stock issued	$	2,364,800
100,000 shares of exchangeable shares issued		1,478,000
10 shares of Special Voting preferred stock issued		—
Total value of consideration		3,842,800
Cash received		(2,000,000)
Purchase price for 40% interest in the Canadian Subsidiary	$	1,842,800

The purchase price in excess of the fair value of tangible assets and liabilities was allocated to goodwill. Because the acquisition was consummated after June 30, 2001, the acquisition was accounted for under the provisions of SFAS No. 141. As a result, the goodwill is not being amortized and will be tested for impairment at least annually.

(3) Notes Receivable

The Company provides financing to franchisees for the purchase of franchises and/or for working capital and equipment needs. The notes generally are payable annually over five years and bear interest at various rates ranging from 8% to 12%. Transactions for 2002 are as follows:

Balance at beginning of year	$	6,665,060
Notes issued:		
Sales of franchise territories		3,488,245
Sales of Company-owned stores		1,385,610
Operating loans to franchisees		1,594,366
Refinancing of accounts receivable		289,698
Less:		
Repayment of notes		2,470,869
Notes canceled		1,799,397
Foreign currency adjustment related to notes		19,626
Balance at end of year	$	9,133,087

Notes receivable reflected on the accompanying consolidated balance sheet include notes related to the sale of Company-owned stores as well as loans to franchisees for working capital and equipment. Most of the notes receivable reflected on the accompanying consolidated balance sheet are due from the Company's franchisees. The notes are collateralized by the underlying franchise and are guaranteed by the franchisees. The franchisees' ability to repay the notes is dependent upon the performance of the tax preparation industry as a whole and the Company in particular. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables. Any adverse change in the tax preparation industry could affect the Company's estimate of the allowance.

At April 30, 2002, the Company had an investment in impaired notes and related interest receivable of approximately $1,671,000, which had recorded values that exceeded the fair value of the underlying collateral by approximately $634,000. In addition, the Company had trade accounts receivable due from these franchisees of approximately $267,000 at April 30, 2002. The Company has reflected an allowance of $901,000 for this impairment in the accompanying consolidated balance sheet. Activity in the allowance for doubtful accounts for the year ended April 30, 2002 is summarized as follows:

Beginning balance	$	1,812,319
Additions charged to expense		1,054,455
Write-offs		(428,574)
Ending balance	$	2,438,200

The Company's average investment in impaired notes receivable during the year ended April 30, 2002 was approximately $1,709,000. Interest income related to these notes was approximately $63,000.

(4) Property and Equipment, Net

Property and equipment, net consists of the following at April 30, 2002:

Land	$	188,049
Buildings		489,450
Leasehold improvements		9,102
Furniture, fixtures and equipment		1,041,679
Software development costs		4,009,176
		5,737,456
Less accumulated depreciation and amortization		408,998
Property and equipment, net	$	5,328,458

During 2002, Company acquired a perpetual license for proprietary tax preparation software to be used by its Company-owned stores and franchisees. Capitalized costs related to this software, which were substantially all external, totaled $4,009,176 at April 30, 2002 and have been included in property and equipment in the accompanying consolidated balance sheet. The software will be placed in service in a limited number of franchise territories for the 2003 tax season.

(5) Intangible Assets, Net

Intangible assets, net consists of the following at April 30, 2002:

Goodwill	$	2,277,201
Customer lists		1,127,935
Other intangibles		117,549
		3,522,685
Less accumulated amortization		449,439
Intangible assets, net	$	3,073,246

Amortization expense for the year ended April 30, 2002 was $290,788.

(6) Lines of Credit

The Company has a line of credit with a financial institution which allows for borrowings up to $2,000,000 and accrues interest at LIBOR plus 2.25%. The line is collateralized by notes receivable and expires on July 31, 2002. There were no borrowings against the line at April 30, 2002.

The Canadian Subsidiary has a line of credit with a financial institution which allows for borrowings of up to $8,750,000 and accrues interest at prime plus 2.375%. Outstanding borrowings are collateralized by a $1,000,000 letter of credit issued on behalf of the Company by the Company's bank. The line expired May 31, 2002, at which time all amounts outstanding on the line were paid in full. The Company expects to renew the line in September 2002. Borrowings against the line were $564,299 at April 30, 2002.

(7) Long-Term Debt

Long-term debt at April 30, 2002 consists of the following:

Mortgage note payable to a bank in monthly installments of $1,236 including interest at 8.50% through December 2019; collateralized by land and building	$	133,794
Mortgage note payable to a bank in monthly installments of $1,389 including interest at 9.25% through August 2010; collateralized by land and building		126,218
Notes payable for acquired practices, interest rates ranging from 6.25% to 12%; due in May 2002 through February 2006		513,688
Term note payable in three annual installments of $500,000 in February 2003, $500,000 in February 2004 and $400,000 in February 2005; interest payable monthly at LIBOR plus 1.85%; collateralized by substantially all the assets of the Company; unconditionally guaranteed by a stockholder of the Company		1,400,000
Total long-term debt		2,173,700
Less current installments		801,497
Total long-term debt, less current installments	$	1,372,203

Aggregate maturities of long-term debt as of April 30, 2002 are as follows:

2003	$	801,497
2004		643,103
2005		462,011
2006		47,502
2007		12,574
Thereafter		207,013
	$	2,173,700

The $1,400,000 term note payable contains several financial covenants which the Company must meet, including a minimum debt service charge ratio, a minimum level of tangible net worth and a maximum debt to net worth ratio.

(8) Subordinated Debt

In July 2001, the Company borrowed $2,000,000 from a venture capital group. The loan bears interest at 12%, which is payable quarterly, and is due in full in July 2005. The loan is collateralized by substantially all the assets of the Company, but is subordinated to the $2,000,000 line of credit discussed in note 6 and the $1,400,000 term loan discussed in note 7. The loan contains several financial covenants which the Company must meet, including a maximum debt to earnings before interest, taxes, depreciation and amortization ratio and a minimum fixed charge coverage ratio.

In connection with securing the above loan, the Company issued warrants to the lender to purchase 46,340 shares of Class A common stock at a nominal price (note 10). The value of the warrants issued was deemed to be $970,000 as of the date of issuance. The Company recorded original issue discount for this amount, which is reflected as a reduction of the outstanding subordinated debt balance of $2,000,000 as of April 30, 2002. The Company is amortizing the original issue discount over the life of the loan using the effective interest method. Interest totaling $89,749 was recorded in 2002 related to the amortization of the original issue discount. The effective interest rate was 33.9%.

(9) Income Taxes

Components of income tax benefit for the year ended April 30, 2002 were as follows:

	Current	Deferred	Total
Federal	$ —	346,000	346,000
State	—	61,000	61,000
	$ —	407,000	407,000

The Company's effective tax rate differs from the U.S. Federal statutory rate for the year ended April 30, 2002 as follows:

Computed "expected" income tax expense	$ 720,000
Increase (decrease) in income taxes resulting from:	
State income taxes, net of federal benefit	127,000
Goodwill amortization	12,000
Nondeductible expenses	49,000
Change in valuation allowance	(1,323,000)
Rate differential on Canadian taxable income	6,000
Other	2,000
	$ (407,000)

The tax effect of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at April 30, 2002 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 934,000
Accounts payable and accrued liabilities, deductible for tax purposes when paid.	442,000
Allowance for doubtful accounts, deductible for tax purposes when accounts are written off	840,000
Property and equipment, due to differences between book and tax depreciation methods	7,000
Total deferred tax assets	2,223,000
Deferred tax liability -	
Accounts receivable, included in taxable income when payment is received	1,816,000
Net deferred tax asset	$ 407,000

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. As of April 30, 2001, the Company had recorded a valuation allowance to defer recognition of the income tax benefit. During 2002, management reversed the valuation allowance, as it deemed that the benefits of the deferred tax assets would more likely than not be realized through projected future taxable income. The change in the valuation allowance for deferred tax assets during 2002 was a decrease of $1,323,000 and was reflected as a deferred tax benefit.

The Company has net operating loss carryforwards of approximately $2,309,000, of which approximately $436,000 expire in 2006; $40,000 expire in 2007; $1,459,000 expire in 2019 and $374,000 expire in 2020.

(10) Stockholders' Equity

(a) Preferred Stock

The Company has three authorized classes of preferred stock; Class A has 190,000 authorized shares and Class B has 33,334 authorized shares and the special voting preferred stock has 10 authorized shares. All classes have a par value of $1.

The holders of the Class A preferred stock are entitled to a dividend if a dividend is declared for common stock and shall receive a dividend as if each share of preferred stock were a share of Class A common stock, and a liquidation preference upon the liquidation, dissolution or consolidation of the Company. In the event of liquidation, dissolution or consolidation, the holders of Class A preferred stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of preferred stock then outstanding, plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution. The liquidation value of the Class A preferred stock was $2,908,235 as of April 30, 2002. Its carrying amount was $2,375,000 at April 30, 2002.

A holder of the Class A preferred stock may, at the holder's option, elect to convert the Class A preferred stock into an equal number of fully paid and non-assessable shares of Class A common stock.

In July 2001, 25,000 shares of Class B preferred stock were issued for gross proceeds of $500,000. Transaction costs of $2,258 were incurred. The holders of Class B preferred stock are entitled to the same rights and privileges as holders of Class A preferred stock except that in the event of liquidation, dissolution or consolidation, the holders of the Class B preferred stock are not entitled to a payment until the provision for payment to holders of Class A preferred stock has been satisfied. The liquidation value of the Class B preferred stock was $533,333 as of April 30, 2002. Its carrying amount was $497,742 at April 30, 2002.

In October 2001, 10 shares of special voting preferred stock were issued in conjunction with the acquisition of 40% of the remaining interest in the Canadian Subsidiary (note 2). Each share of special voting preferred stock entitles the holder to vote as if it represented 10,000 shares of Class A common stock. These shares have no liquidation value and will be cancelled as the holder exchanges the Holdings exchangeable shares, as described in note 2.

(b) Common Stock

The Company is authorized to issue 2,120,000 shares of Class A common stock, par value $1.00 per share and 100,000 shares of Class B common stock, par value $1.00 per share. Class A common stock and Class B common stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters, except the holders of Class B common stock are entitled to elect one more director than the number of directors elected by holders of the all other classes of stock combined. Also, a holder of Class B common stock may, at the holder's option, elect to convert the Class B common stock into an equal number of fully paid and non-assessable shares of Class A common stock.

(c) Put Warrants

In July 2001, the Company issued 46,340 warrants to purchase Class A common stock to a venture capital group which loaned the Company $2,000,000 in subordinated debt (note 8). The warrants expire in 7 years or the date of a qualified public offering, as defined. These warrants are exercisable immediately at an exercise price of $0.0001 per share. The warrants have a put option which allows the holder to put the warrants or underlying shares of stock obtained upon exercise back to the Company at a formula based on the Company's cash flow after the 3rd anniversary date of the warrant agreement, which is July 30, 2004, or a non-qualified public offering, as defined. The warrants were valued at $970,000 as of the date of issuance.

(d) Other Warrants

The Company issued 26,059 warrants to officers and directors in June 2001 in conjunction with short-term loans to the Company totaling $1,302,967. All of the loans were repaid in fiscal year 2002. The warrants expire in June 2006 and allow the holder to purchase one share of Class A common stock for each warrant held at an exercise price of $12.50 per share. The Company recognized noncash interest expense totaling $126,991 in 2002, representing the deemed fair value of the warrants issued.

The Company issued a total of 3,470 shares of Class A common stock at $14.78 per share during 2002 in connection with the acquisition of franchises from existing franchisees.

Treasury stock is accounted for using the cost method.

(11) Stock Compensation Plan

In May 1998, the Board of Directors approved the JTH Tax, Inc. Stock Option Plan (the Plan) and reserved 100,000 shares of Class A common stock for issuance pursuant to stock options that may be granted to employees and outside directors thereunder.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock options, which were granted with an exercise price equal to the stock's estimated fair market value at the date of grant. Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net income in 2002 would have decreased to $2,419,254. Basic net income per share and diluted net income per share would have decreased to $2.02 and $1.93, respectively.

The fair value of each option grant in 2002 was estimated on the date of grant using an option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.65 % and expected life of five years.

A summary of the status of the Company's fixed stock option plan as of April 30, 2002 is presented below:

	Number of options	Weighted average exercise price
Outstanding at beginning of year	86,312	$ 15.32
Granted	41,725	12.50
Exercised	(4,200)	10.12
Expired	—	—
Forfeited	(2,700)	16.39
Outstanding at end of the year	121,137	$ 14.72
Options exercisable at year-end	121,137	

The following table summarizes information about stock options outstanding and exercisable at April 30, 2002:

Number of shares outstanding at April 30, 2002	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life
21,700	$10 - $11	$10.23	1 year
23,312	$12.50 - $13.75	$12.66	2 years
35,900	$21.25	$21.25	3 years
40,225	$12.50	$12.50	4 years

(12) Net Income per Share

The following table sets forth the calculation of basic and diluted net income per share:

Basic net income per share (restated):		
Net income	$	2,525,279
Weighted average number of common shares outstanding		934,054
Dilutive effect of convertible preferred stock		210,068
Dilutive effect of exchangeable shares		53,970
Weighted average number of common shares and convertible preferred stock and exchangeable shares outstanding		1,198,092
Basic net income per share (restated)	$	2.11
Diluted net income per share:		
Net income	$	2,525,279
Weighted average number of common shares and dilutive effect of convertible preferred stock and exchangeable shares outstanding		1,198,092
Dilutive effect of stock option and warrants (as determined by applying the treasury stock method)		54,006
Weighted average number of common shares and convertible preferred stock and exchangeable shares outstanding and potential dilutive common shares outstanding		1,252,098
Diluted net income per share	$	2.02

Restatement

Basic net income per share has been restated to include the dilutive effect of convertible preferred stock and exchangeable shares outstanding which participate in dividends with the common stock. Basic net income per share as previously reported was $2.38. Basic net income per share as restated is $2.11.

(13) Related Party Transactions

The following summarizes the Company's related party transactions:

Purchases and Sales of Customer Lists and Other Assets – During 2002, customer lists and other assets were sold to related parties for $100,000. No gain was recognized on these sales. During 2002, customer lists and other assets were purchased from related parties for $100,000 to be applied to the purchase of another franchise territory. Consideration paid consisted of $41,250 for cancellation of debt, issuance of 3,470 shares of Class A common stock and $15,000 in cash.

Notes Receivable – At April 30, 2002, related parties owed the Company $601,466 under notes receivable. Repayments of notes receivable from these parties during the year ended April 30, 2002 were $11,093. Notes receivable from related parties relate to sales of franchise territories and are subject to the same terms and conditions as notes with unrelated parties, which are described in note 3.

Notes Payable – At April 30, 2002, there were notes payable to related parties in the amount of $83,000. In addition, the Company issued warrants to purchase 26,059 shares of Class A common stock at an exercise price of $12.50 per share to certain directors and officers for loans that were extended to the Company. The Company recognized non-cash interest expense totaling $126,991 in 2002, representing the difference between the exercise price and the deemed fair value of the warrants issued.

Other – The Company recognized $32,937 in royalty and advertising revenue from franchises owned by related parties for the year ended April 30, 2002.

(14) Employee Benefit Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. The plan allows employees to contribute up to 15% of eligible wages. The Company does not make contributions to the plan.

(15) Business Concentrations

As of April 30, 2002, approximately 7% of the outstanding notes and accounts receivable relate to two franchisees. Because the Company operates throughout the United States and Canada, no single geographic area or franchisee represents more than 5% of the Company's revenues.

(16) Leases

The Company is obligated under various operating leases for office space that expire at various dates. Future minimum lease payments under noncancelable operating leases as of April 30, 2002 are approximately as follows:

2003	$	925,000
2004		704,000
2005		561,000
2006		127,000
2007		45,000
	$	2,362,000

Total rent expense for operating leases was approximately $845,000 for the year ended April 30, 2002.

(17) Commitments and Contingencies

The Company has guaranteed operating leases of certain franchises. These leases relate to office equipment and signs. The total obligations under these leases are $690,357 as of April 30, 2002 and have remaining terms up to 60 months.

The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened as of April 30, 2002.

(18) Subsequent Events

In May 2002, the Company authorized the grant of 41,800 stock options to certain employees. The exercise price of these options will be $25 per share which management believes was the fair market value at the date of the grant. The options will vest after six months and may be exercised over a five-year period.

JTH TAX, INC.

Consolidated Financial Statements for the Years Ended April 30, 2001 (As Restated) and Independent Auditors' Report

JTH TAX, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
707 East Main Street
Suite 500
Eighth & Main Building
Richmond, Virginia 23219

Tel: (804) 697-1500
Fax: (804) 697-1825
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JTH Tax, Inc.
Virginia Beach, Virginia

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows of JTH Tax, Inc. and subsidiaries (the "Company") for the year ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and their cash flows for the year ended April 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13, the consolidated financial statements for the year ended April 30, 2001 have been restated.

Deloitte & Touche LLP

June 19, 2001
(August 28, 2002 as to the effects of the restatement discussed in Note 13)

Deloitte
Touche
Tohmatsu

JTH TAX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED APRIL 30, 2001

	2001
Revenues:	
Royalties and advertising fees	$ 3,183,583
Franchise fees	4,103,913
Tax preparation fees, net of discounts	607,880
Bank product and tax discounting income	2,184,575
Bookkeeping and consulting income	185,806
Other income	304,331
Total revenue	10,570,088
Operating expenses:	
Employee compensation and benefits	4,437,330
General and administrative expenses	4,044,282
Advertising expense	2,067,090
Depreciation and amortization expense	211,583
Total operating expenses	10,760,285
Operating loss	(190,197)
Other income (expenses), net:	
Interest income	511,163
Interest expense	(324,701)
Gain on sale of intangibles and property and equipment, net	144,737
Other, net	14,607
Minority interest in subsidiary's net income	(65,031)
Net income	$ 90,578
Net income per share (Note 6):	
Basic net income per share (as restated, see Note 13)	$ 0.09
Weighted average number of common shares and convertible preferred stock outstanding	991,564
Diluted net income per share	$ 0.09
Weighted average number of common shares and dilutive potential common shares outstanding	1,040,776

See accompanying notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED APRIL 30, 2001

	Common stock, Class A		Common stock, Class B		Preferred stock, Class A		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income (loss)	Accumulated deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount			
Balance at April 30, 2000	701,147	$ 701,147	90,000	$ 90,000	190,000	$ 2,375,000	$ 5,530,905	6,000	$ (35,000)	$ 60,862	$ (3,255,421)	$ 5,467,493
Common stock issued, net of issuance cost of $5,447	36,700	36,700	-	-	-	-	415,353	-	-	-	-	452,053
Treasury stock	-	-	-	-	-	-	-	3,000	(54,000)	-	-	(54,000)
Net income	-	-	-	-	-	-	-	-	-	-	90,578	90,578
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(99,015)	-	(99,015)
Comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(8,437)
Balance at April 30, 2001	737,847	$ 737,847	90,000	$ 90,000	190,000	$ 2,375,000	$ 5,946,258	9,000	$ (89,000)	$ (38,153)	$ (3,164,843)	$ 5,857,109

See accompanying notes to consolidated financial statements.

JTH TAX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2001

	2001
Cash flows from operating activities:	
Net income	$ 90,578
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	211,583
Bad debt expense	718,148
Foreign currency translation	(99,015)
Minority interest in subsidiary's loss	65,031
Gain on sale of intangibles assets and property and equipment net	(144,737)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:	
Restricted cash	3,848
Trade accounts receivable	(1,709,272)
Notes receivable	(1,517,329)
Interest receivable	(365,979)
Inventory	(132,905)
Prepaid expenses and other assets	(49,621)
Deposits	(8,568)
Accounts payable and accrued expenses	792,129
Deferred franchise fees and franchise deposits	(571,504)
Net cash used in operating activities	(2,717,613)
Cash flows from investing activities:	
Issuance of operating loans to franchisees	(929,059)
Payments received from franchisees	1,430,278
Purchases of customer lists and other assets	(66,315)
Proceeds from sale of customer lists and other assets	90,400
Purchases of property and equipment	(265,112)
Net cash provided by investing activities	260,192
Cash flows from financing activities:	
Proceeds from sales of common stock, net of issuance cost of $5,447	452,053
Purchase of treasury stock, at cost	(54,000)
Net borrowings under lines of credit	1,845,637
Proceeds from long-term debt	2,385,000
Repayment of long-term debt	(809,900)
Net cash provided by financing activities	3,818,790
Net increase in cash and cash equivalents	1,361,369
Cash and cash equivalents at beginning of year	442,866
Cash and cash equivalents at end of year	$ 1,804,235

JTH TAX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED APRIL 30, 2001

	2001
Supplemental disclosure of noncash investing and financing activities:	
During the year ended April 30, 2001, the Company acquired certain assets from franchisees as follows:	
Fair value of assets purchased	$ 1,135,387
Receivables forgiven	(556,723)
Notes payable issued	(512,349)
Cash paid to seller	$ 66,315
During the year ended April 30, 2001, the Company sold certain assets to franchisees as follows:	
Book value of assets sold	$ 514,802
Franchise fee revenue	38,746
Gain on sale	115,452
Notes issued	(578,600)
Cash received	$ 90,400

Supplemental Disclosures of Cash Flows Information

Notes received on financed franchise sale	$ 2,389,688
Restructured notes receivable/advances	$ 20,800
Cancelled notes receivable	$ 512,002
Cash paid during the year for:	
Interest	$ 34,752
Income taxes	$ 1,681

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

JTH Tax, Inc. and subsidiaries (the Company) is a franchisor and operator of a system of offices in the United States and Canada engaged in the preparation of personal income tax returns. Through this system of offices, the Company also offers its customers refund anticipation loans and personal income tax refund discounting. The Company operates under the trade name "Liberty Tax Service."

The Company was formed in October 1996 as a Delaware corporation. EmployeesPlus, Inc., a Virginia corporation and a wholly owned subsidiary of the Company, was created in November 2000 and currently operates Company-owned store locations. Liberty Tax Service, Inc., (the Canadian Subsidiary) was incorporated under the Companies Act of Manitoba, Canada in May 1994 and is 60% owned by JTH Tax, Inc.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of JTH Tax, Inc. and its wholly owned subsidiaries, EmployeesPlus, Inc., and its 60% interest in Liberty Tax Service, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

The revenues and expenses of the Canadian subsidiary have been translated using the average rates in effect each month of the year. Transaction gains and losses are recognized in the year of occurrence.

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(d) Notes Receivable

Notes receivable are recorded at cost, less the related allowance for doubtful accounts. Because the repayment of the notes receivable is dependent on the performance of the underlying franchise which collateralizes the note, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise. Impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense.

(e) Property and Equipment

Depreciation is calculated using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets, generally 3 to 5 years for computer equipment, and 7 years for furniture and fixtures and 20 to 35 years for buildings. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the assets. Gains or losses on disposition of property and equipment are included in operations in the year of disposals.

(f) Intangible Assets

Intangible assets consist primarily of the goodwill associated with the acquisition of the Canadian Subsidiary, as well as the value assigned to customer lists, covenants not to compete and goodwill related to Company-owned stores acquired by the Company, which are generally amortized using the straight-line method over their estimated useful lives. Customer lists are amortized over five years. Covenants not to compete are amortized over the term of the non-competition agreement, which is typically three years. Goodwill related to the 60% interest in the Canadian Subsidiary and stores acquired is amortized over 10 and 5 years, respectively.

(g) Revenue Recognition

Franchise fee revenue, is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees that are financed by the Company are recorded as deferred franchise fees until such time as the franchisee has made a significant financial commitment (20%). Royalties and advertising fees are recognized currently as the franchised territory generates sales. Royalty concessions totaling $185,265 were issued in fiscal year 2001 to various franchisees due to software problem with a third party vendor which occurred in fiscal year 2000. Electronic transfer fees, tax return preparation fees and bank product fees are recognized as revenue in the period the related tax return is filed or prepared for the customer. Discounts are recorded for promotional programs at the time the return is prepared.

Gains on sales of Company-owned stores, which are financed by the Company, are deferred until the franchisee has made a significant financial commitment (20%). Losses on sales of Company-owned stores are recognized immediately.

The Company recognizes revenue related to software development based on the provision of Statement of Position (SOP) No. 97-2, *"Software Revenue Recognition"* (as amended and interpreted). Software development fees are recognized as revenue upon the customer's execution of a noncancelable license agreement and delivery of the software, provided that the fee is fixed and determinable, collectibility is probable, and no customization of the software is required. Postcontract customer support revenue is recognized together with the initial fee, on delivery of the software when all of the following are met: (1) the postcontract customer support revenue is included with the initial fee, (2) the postcontract customer support service to be provided is one year or less, (3) the estimated cost of providing postcontract customer support during the arrangement is insignificant, and (4) any unspecified upgrades are expected to be minimal.

The Company ceases the accrual of interest income on notes receivable once they become past due.

(h) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Comprehensive Income

Comprehensive income consists of net income and the foreign currency translation adjustment and is presented in the consolidated statement of stockholders' equity.

(j) Stock-Based Compensation

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation"*, the Company has chosen to account for stock-based compensation using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

(k) Net Income Per Common Share

Basic net income attributable to common stockholders per share has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income attributable to common stockholders per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options after applying the treasury stock method.

(l) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(m) Software Development

Software development cost incurred for internally developed software are expensed as incurred until technological feasibility has been established. The Company considers technological feasibility to be established when all planning, design, coding and testing has been completed according to design specification. After the technological feasibility has been established, any additional cost would be capitalized in accordance with SFAS No. 86, *"Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed."* Through April 30, 2001, software development has been substantially completed concurrently with the establishment of technological feasibility, and accordingly, no costs have been capitalized to date.

(n) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *"Accounting for Derivative Investments and Hedging Activities,"* which establishes accounting and reporting standards for derivative instruments and hedging activities. As amended by SFAS No. 137, this standard will be effective for the Company for fiscal years and quarters beginning after April 30, 2001, and requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. Management has evaluated the impact of the adoption of SFAS No. 133 and determined that the application of this new standard will not have a material impact on the Company's financial position or results of operations.

(2) Amortization of Intangible Assets

Amortization expense for intangible assets for the year ended April 30, 2001 was $82,007.

(3) Income Taxes

Components of income tax benefit for the year ended April 30, 2001 were as follows:

There was no current income tax benefit/expense for the year ended April 30, 2001, as the Company utilized net operating loss carryforwards to offset current year income. There was no deferred income tax benefit/expense for the year ended April 30, 2001 as any change in net deferred tax asset was offset by a change in the valuation allowance.

The Company's effective tax rate differs from the U.S. Federal statutory rate for the year ended April 30, 2001 as follows:

Computed "expected" income tax expense	$ 30,797
Increase (decrease) in income taxes resulting from:	
State income taxes, net of federal benefit	2,394
Nondeductible expenses	17,379
Change in valuation allowance	(52,219)
Other	1,649
	$ -

The tax effects of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities at April 30, 2001 are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 1,100,255
Accounts payable and accrued liabilities, deductible for tax purposes when paid	518,342
Allowance for doubtful accounts, deductible for tax purposes when accounts are written off	170,876
Total deferred tax assets	1,789,473
Deferred tax liability:	
Accounts receivable, included in taxable income when payment is received	1,111,069
Net deferred tax asset, before valuation allowance	678,404
Valuation allowance	(678,404)
Net deferred tax asset	$ -

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. For the year ended April 30, 2001, the Company had recorded a valuation allowance to defer recognition of the income tax benefit.

The Company has net operating loss carryforwards of approximately $3,345,000, which expire beginning in 2018.

The Canadian subsidiary had income from its current operations in Canada and utilized a portion of their loss carryforwards for the year ended April 30, 2001. Their remaining loss carryforwards will expire in 2005.

(4) Stockholders' Equity

(a) Preferred Stock

The Company has authorized and issued 190,000 shares of and Class A preferred stock with a par value of $1.00 per share. The holders of the Class A preferred stock are entitled to a dividend if a dividend is declared for common stock and shall receive a dividend as if each share of preferred stock were a share of Class A common stock, and a liquidation preference upon the liquidation, dissolution or consolidation of the Company. In the event of liquidation, dissolution or consolidation, the holders of Class A preferred stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of preferred stock then outstanding, plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution.

A holder of the Class A preferred stock may, at the holder's option, elect to convert the Class A preferred stock into an equal number of fully paid and non-assessable shares of Class A common stock.

(b) Common Stock

The Company is authorized to issue 2,120,000 shares of Class A common stock, par value $1.00 per share and 100,000 shares of Class B common stock, par value $1.00 per share. Class A common stock and Class B common stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters, except the holders of Class B common stock are entitled to elect one more director than the number of directors elected by holders of the all other classes of stock combined. Also, a holder of Class B common stock may, at the holder's option, elect to convert the Class B common stock into an equal number of fully paid and non-assessable shares of Class A common stock.

Treasury stock is accounted for using the cost method.

(5) Stock Compensation Plan

In May 1998, the Board of Directors approved the JTH Tax, Inc. Stock Option Plan (the Plan) and reserved 100,000 shares of Class A common stock for issuance pursuant to stock options that may be granted to employees and outside directors thereunder.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its fixed stock options, which were granted with an exercise price equal to the stock's estimated fair market value at the date of grant. Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's net income in 2001 would have reported a net loss of $246,082 and a loss per share for both basic and diluted of $.30.

The fair value of $8.09 for each option grant in 2001 was estimated on the date of grant using an option pricing model with the following assumptions: dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 4.625% and expected life of five years.

A summary of the status of the Company's fixed stock option plan for the year ended April 30, 2001 is presented below:

	Number of options	Weighted average exercise price
Outstanding at beginning of year	50,512	$ 10.86
Granted	41,600	21.25
Exercised	(800)	10.94
Forfeited	(5,000)	20.38
Outstanding at end of the year	86,312	$ 15.32
Options exercisable at year-end	86,312	

The following table summarizes information about stock options outstanding and exercisable at April 30, 2001:

Number of shares outstanding at April 30, 2001	Range of exercise prices	Weighted average exercise price	Weighted average remaining contractual life
25,700	$10 - $11	$ 10.19	2 years
23,512	$12.50 - $13.75	$ 12.66	3 years
37,100	$21.25	$ 21.25	4 years

(6) Net Income per Share

The following table sets forth the calculation of basic and diluted net income per share:

Basic net income per share:	
Net income	$ 90,578
Weighted average number of common shares outstanding	801,564
Dilutive effect of convertible preferred stock (due to participating dividends)	190,000
Weighted average number of common shares and convertible preferred stock	991,564
Basic net income per share	$ 0.09
Diluted net income per share:	
Net income	$ 90,578
Weighted average number of common shares and dilutive effect of convertible preferred stock	991,564
Dilutive effect of stock options (as determined by applying the treasury stock method)	49,212
Weighted average number of common shares and convertible preferred stock potential dilutive common shares outstanding	1,040,776
Diluted net income per share	$ 0.09

(7) Related Party Transactions

The following summarizes the Company's related party transactions:

Purchases and Sales of Customer Lists and Other Assets - During 2001, customer lists and other assets were sold to related parties for $40,000 in notes receivables. A deferred gain of $20,206 was recorded on these sales.

Other - The Company recognized $70,753 in royalty and advertising revenue from franchises owned by related parties for the year ended April 30, 2001.

The Company leased retail space to a related party from December 1, 1999 through August 30, 2000 with monthly rental of $1,800, accordingly $7,200 of rental income was recognized by the Company during the year ended April 30, 2001.

(8) Employee Benefit Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. The plan allows employees to contribute up to 15% of eligible wages. The Company does not make contributions to the plan.

(9) Business Concentrations

Because the Company operates throughout the United States and Canada, no single geographic area or franchisee represents more than 5% of the Company's revenues.

(10) Leases

Capital Lease - Included in property and equipment are the following amounts applicable to the capital lease:

	2001
Software	$ 24,742
Less accumulated amortization	(7,978)
	$ 16,764

Total amortization expense charged under the capital lease was $4,899 for the year ended April 30, 2001. The present value of future minimum capital lease payments as of April 30, 2001 is as follows:

	Capital Lease
2002	$ 9,468
2003	3,945
Total minimum lease payments	13,413
Amount representing interest	1,135
Present value of future minimum lease payments	12,278
Less current installments	(8,449)
Obligations under capital leases, excluding current installments	$ 3,829

The Company is obligated under various operating leases for office space that expire at various dates. Future minimum lease payments under noncancelable operating leases, as of April 30, 2001 are approximately as follows:

2002	$ 712,505
2003	607,530
2004	455,597
2005	367,200
2006	40,908
Thereafter	9,800
	$2,193,540

The Company expects to receive $378,457 as minimum sublease rentals for these operating lease over the next four years.

Total rent expense for operating leases was approximately $574,739 for the year ended April 30, 2001.

(11) Commitments and Contingencies

The Company has guaranteed operating leases of certain franchises. These leases relate to office equipment and signs. The total obligations under these leases are $69,292 as of April 30, 2001 and have remaining terms up to 36 months.

The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened as of April 30, 2001.

In March 2001, as a result of a lawsuit against a competitor, the Company was awarded approximately $506,000 in damages and $315,000 in attorney's fees. The defendant has appealed the ruling and accordingly the amount to be collected, if any, cannot be determined at April 30, 2001.

(12) Subsequent Events

In May 2001, the Company authorized the grant of 27,725 stock options to certain employees. The exercise price of these options to be at the fair market value of the common stock at the date of the grant. The options will vest after six months and may be exercised over a five-year period.

In May 2001, the Company agreed to issue 260,000 shares of Class A Common Stock in exchange for $2,000,000 in cash and the remaining 40% of the capital stock of the Canadian subsidiary.

In June 2001, the Company's line of credit with a bank increased from $500,000 to $2,000,000 and is secured by an assignment of security interest in the Company's notes receivable. This new line of credit expires on May 31, 2002 and accrues interest at LIBOR plus 2.25%.

(13) Restatement

Subsequent to the issuance of the Company's consolidated financial statements for the year ended April 30, 2001, the Company determined that the if converted method should have been utilized to compute basic earnings per share due to the participation feature included in the Company's Class A Preferred Stock. As a result, basic earnings per share have been restated from the $.11 per share previously reported to $.09 per share. The restatement had no effect on net income.

JTH TAX, INC.

Consolidated Financial Statements (Unaudited)

April 30, 2000

JTH TAX, INC.

CONSOLIDATED BALANCE SHEET (un-audited)
APRIL 30, 2000

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents, including restricted cash of $429,721	$ 872,587
Accounts receivable, net of allowance of $345,245	2,126,756
Notes receivable - current portion, net of allowance of $89,020	1,831,888
Inventory	67,317
Prepaid expenses	24,700
Other	12,003
Total current assets	4,935,251
FIXED ASSETS:	
Land	134,235
Buildings	335,135
Furniture, fixtures and equipment	534,668
Less accumulated depreciation	(150,021)
Total fixed assets	854,017
OTHER ASSETS:	
Deposits	43,551
Notes receivable - less current portion, net of allowance of $101,969	3,009,038
Intangibles, net of accumulated amortization of $53,642	345,651
Total other assets	3,398,240
Total assets	$9,187,508

See notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED BALANCE SHEET (un-audited)
APRIL 30, 2000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 1,260,828
Capital lease - current portion	7,498
Notes and mortgages payable - current portion	271,933
Total current liabilities	1,540,259
LONG-TERM LIABILITIES:	
Capital lease - less current portion	12,279
Notes and mortgages payable - less current portion	375,591
Franchise deposits	1,403,030
Other liabilities	26,694
Total long-term liabilities	1,817,594
STOCKHOLDERS' EQUITY:	
Common stock, Class A	701,147
Common stock, Class B	90,000
Preferred stock	190,000
Additional paid-in capital	7,715,905
Treasury stock, at cost	(35,000)
Minority interest in subsidiary	362,162
Equity adjustment from foreign currency translation	60,862
Retained deficit	(3,255,421)
Total stockholders' equity	5,829,655
Total liabilities and stockholders' equity	$ 9,187,508

JTH TAX, INC.

CONSOLIDATED STATEMENT OF OPERATIONS - (un-audited)
YEAR ENDED APRIL 30, 2000

REVENUE:	
Royalties and advertising fees	$ 2,270,126
Minimum royalty concessions	(385,540)
Franchise fees	430,945
Tax preparation, net of discounts	164,286
Bank product and tax discounting income	939,398
Bookkeeping and consulting income	134,977
Tuition fees	18,490
Other income	111,906
Total revenue	3,684,588
OPERATING EXPENSES:	
Employee compensation and benefits	3,001,296
General and administrative expenses	2,645,912
Advertising expense	1,577,224
Depreciation and amortization expense	310,262
Total operating expenses	7,534,694
LOSS FROM OPERATIONS	(3,850,106)
OTHER INCOME AND (EXPENSES):	
Interest and dividend income	346,071
Gain on sale of intangibles and fixed assets	1,298,179
Interest expense	(145,836)
Other	(1,873)
Total other income and expei	1,496,541
LOSS BEFORE INCOME TAXES AND MINORITY INTEREST	(2,353,565)
Provision for income taxes	(133,287)
LOSS BEFORE MINORITY INTEREST	(2,486,852)
Minority interest in subsidiary's net loss	21,417
NET LOSS	$ (2,465,435)
Net loss per common share	$ (2.62)

See notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (un-audited)
YEAR ENDED APRIL 30, 2000

	A Common Stock	B Common Stock	Preferred Stock	Additional Paid-In Capital	Treasury Stock	Retained Deficit	Accumulated Other Comprehensive Loss Foreign Currency Translation Adjustments	Comprehensive Loss
Balance at May 1, 1999	$ 645,536	$ 90,000	$ -	$ 4,323,307	$ -	$ (789,986)	$ 57,170	
Net loss	-	-	-	-	-	(2,465,435)	-	$ (2,465,435)
Other comprehensive loss:								
Currency translation adjustments net of tax of $2,461	-	-	-	-	-	-	3,692	3,692
Comprehensive loss	-	-	-	-	-	-	-	$ (2,461,743)
Stock issued	55,611	-	190,000	3,392,598	-	-	-	
Treasury stock, at cost	-	-	-	-	(35,000)	-	-	
Balance at April 30, 2000	$ 701,147	$ 90,000	$ 190,000	$ 7,715,905	$ (35,000)	$ (3,255,421)	$ 60,862	

See notes to consolidated financial statements.

JTH TAX, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (un-audited)
YEAR ENDED APRIL 30, 2000

Cash flows from operating activities:	
Net loss	$ (2,465,435)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	310,262
Foreign currency translation	3,692
Minority interest in subsidiary's loss	(21,417)
Deferred income taxes	130,098
Gain on sale of intangibles and fixed assets	(1,298,179)
Franchise sale and deposits financed	(73,450)
Bad debt expense	351,025
Changes in operation assets and liabilities:	
Accounts receivable	(793,202)
Interest receivable	(193,288)
Prepaid expense	330,626
Other assets	(34,128)
Inventories	(47,092)
Intangible assets	(4,029)
Accounts payable	535,331
Other liabilities	(55,794)
Franchise deposits	1,108,780
Net cash used in operating activities	(2,216,200)
Cash flows from investing activities:	
Proceeds from sale of tax services	110,600
Purchase of tax services' assets	(256,322)
Purchase of fixed assets	(590,551)
Operating loans to franchisees	(1,021,377)
Payments received on notes receivable	971,075
Net cash used in investing activities	(786,575)

JTH TAX, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
YEAR ENDED APRIL 30, 2000

Cash flows from financing activities:	
Cost of issuing capital stock	(6,591)
Proceeds from sale of stock	3,274,263
Repayment of obligations under capital lease	(6,653)
Purchase of treasury stock, at cost	(35,000)
Proceeds from long-term debt	141,100
Repayment of long-term debt	(154,477)
Net cash provided by financing activities	3,212,642
NET INCREASE IN CASH AND CASH EQUIVALENTS	209,867
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	662,720
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 872,587

Supplemental Disclosures

Notes received on disposal of fixed assets	$ 352,286
Notes received on financed franchise sale	$ 3,684,853
Financed deposits	$ 128,625
Stock issued for tax practices acquired	$ 370,537
Capital lease obligation incurred for software	$ 30,560
Cash paid (received) during the year for:	
Interest	$ 17,726
Income taxes paid	$ 4,524
Income tax refund	$ (324,273)

See notes to consolidated financial statements.

1. ORGANIZATION

Nature of Business - JTH Tax, Inc., a Delaware Corporation was formed in October 1996. JKS Holding Corp., a Virginia corporation and a wholly owned subsidiary of JTH Tax, Inc., was created in November 1998 and operates company owned store locations. Liberty Tax Service, Inc. ("the Canadian subsidiary") was incorporated under the Companies Act of Manitoba, Canada in May 1994, and is 60% owned by JTH Tax, Inc. The companies provide personal income tax return preparation services, personal income tax refund discounting and is also a franchisor of these services in Canada and the United States. These services are provided through company-owned operations and franchised agents and operates under the trade name Liberty Tax Service.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the parent company, its wholly owned subsidiary and its 60% interest in the Canadian subsidiary (collectively, "the Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Business Concentrations - Approximately 25% of the notes and accounts receivable relate to two franchisees. Because the Company operates throughout the United States and Canada, no single geographic area or franchisee represents more than 5% of the Company's revenues.

2. ACCOUNTING CHANGES

Effective May 1, 1999, JTH Tax, Inc. changed its estimate (amortization period) of intangible lives from 40 years for all intangibles to 5 years for customer lists, between 5 and 10 years for goodwill and between 2 and 5 years for covenants not to compete depending on the length of each respective agreement. The effect of this change increased the current year net loss by $20,466 or $.03 per common share.

3. SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company invests cash in excess of its immediate requirements in money market mutual funds and short-term bonds. Because of their short-term nature, high liquidity and stable principal value, the Company includes such amounts in cash and cash equivalents. At April 30, 2000, cash and cash equivalents included $429,721 which was restricted as of year end.

Notes Receivable - Notes receivable are recorded at cost, less the related allowance for doubtful accounts. Because the repayment of the notes receivable is dependent on the performance of the underlying franchise, which collateralizes the note, management estimates the amount of the allowance for doubtful accounts based on a comparison of amounts due to the estimated fair value of the underlying franchise.

Inventory - Inventory consists of supplies and signs for sale to franchisees. Inventories are stated at the lower of cost or market, determined on a first-in, first-out basis.

Property and Equipment - Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations, renewals and betterments that materially extend the life of the assets are capitalized. Depreciation is computed using straight-line and accelerated methods over 3 to 7 years. Gains or losses on dispositions of property and equipment are included in operations in the year of disposal.

Intangible Assets - Intangible assets primarily relate to the goodwill associated with the purchase of the Canadian subsidiary and the value assigned to customer lists, covenants not to compete, and goodwill related to stores acquired and operated by the Company. Intangibles are amortized over a 2 to 10 year life, as described in Note 2.

Franchise Deposits - From May 1, 1999 until November 1, 1999, the Company waived the initial franchisee fee for new franchise territories except in areas of the United States where the Company had operated prior to May 1, 1999 and Hampton Roads, Virginia. The Company required that these new franchisees pay a security deposit for each territory. These security deposits are held by the company until expiration or termination of the franchise agreement. The Company held security deposits of $1,403,030 as of April 30, 2000.

Revenue Recognition - Franchise fee revenue is recognized when obligations of the Company to prepare the franchisee for operation have been substantially completed. Franchise fees that are financed by the Company are deferred until such time as the franchisee has made a significant financial commitment. Royalties and advertising fees are recognized currently as the franchised territory generates sales. Royalty concessions totaling $385,540 were issued to various franchisees due to a software problem with a third party vendor. These concessions are shown as a reduction of revenue in the Consolidated Statement of Operations. Electronic transfer fees, tax preparation fees and bank product fees are recognized as revenue in the period the tax return is filed or prepared for the customer.

Gains on sales of Company-owned stores which are financed by the Company are deferred until the franchisee has made a significant financial commitment. Losses on sales are recognized immediately.

Translation of Foreign Currencies - The financial statements are stated in United States currency. The financial statements of Liberty Tax Service, Inc. were translated to United States dollars as of year end using the rate of .6897 per dollar and a weighted average rate of .6812 per dollar. A foreign currency translation adjustment of $3,692, net of tax, is reflected in the equity section of the consolidated balance sheet to recognize the change during the year.

Income Taxes - The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *"Accounting for Income Taxes."* Under Statement No. 109, the asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rate and laws that are expected to be in effect when the differences are expected to reverse.

Software Development - Software development cost incurred for internally developed software are written off in the year incurred.

Net Loss Per Common Share - Basic net income per share has been computed by dividing net income by the weighted average number of common shares and convertible preferred shares of stock outstanding on an if converted basis. Diluted net income per share reflects the potential dilution that could occur assuming the inclusion of dilutive potential common shares and has been computed by dividing net income by the weighted average number of common shares and convertible preferred stock outstanding and dilutive potential common shares outstanding. Dilutive potential common shares include all outstanding stock options after applying the treasury stock method

4. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions:

Purchases and Sales of Customer Lists and Other Assets - During 2000, customer lists and other assets were sold to related parties for $75,000 in cash and $1,075,000 in notes receivable. A gain of $332,191 was recognized on these sales.

Notes Receivable - At April 30, 2000, related parties owed the Company $1,185,534, under notes receivable. Repayments of notes receivable from these parties during the year ended April 30, 2000 were $225,422. Notes receivable from related parties relate to sales of franchise territories and are subject to the same terms and conditions as notes with unrelated parties, which are described in note 5.

Other - The Company recognized $105,900, in royalty and advertising revenue from franchises owned by related parties for the year ended April 30, 2000. The Company leases retail space to a related party with a lease term beginning December 1, 1999 and expiring April 30, 2001, with a monthly rent of $1,800 beginning in April 2000. Accordingly, $1,800 in rental income was recognized by the Company during the year ended April 30, 2000.

5. NOTES RECEIVABLE

The Company provides financing to business partners to finance the purchasing of franchises and/or for working capital and equipment needs. The notes generally are due annually over four years and bear interest at various rates from 8 to 12%. Transactions for 2000 follow:

Balance at beginning of year	$ 44,140
Notes issued:	
Sales of company owned stores	4,548,413
Operating loans to franchisees	1,021,377
Sales and deposits on franchise territories	202,075
Accrued interest income on notes	290,237
Less:	
Allowance for doubtful notes	(190,989)
Repayment of notes and interest due	(923,047)
Repayment of interest due	(151,280)
Balance at end of year	$ 4,840,926

Notes receivable reflected on the accompanying consolidated balance sheet, include notes related to the sale of customer lists as well as loans to business partners for working capital and equipment. Substantially all of the notes receivable reflected on the accompanying consolidated balance sheet are due from the Company's franchisees. The franchisees' ability to repay the notes is dependent upon the performance of the tax preparation industry as a whole and the Company in particular. The notes are secured by the underlying franchise and are guaranteed by the franchisees. Management believes that the recorded allowance is adequate based upon its consideration of the estimated value of the franchises supporting the receivables.

6. LINES OF CREDIT

The Company has an unsecured line of credit with a bank which permits up to $500,000 of borrowings and expires on April 30, 2001. The line accrues interest at prime plus ½% and is due on demand. There were no borrowings against the line at April 30, 2000.

The Canadian subsidiary has a line of credit secured by $429,721 in restricted cash which permits borrowings of up to $8,700,000 for the use in financing refund anticipation loans. The line accrues interest at 8% and expires May 25, 2000. There were no borrowings against the line at April 30, 2000 or May 25, 2000.

7. LONG-TERM DEBT

Long-term debt at April 30, 2000 consists of the following:

Mortgage payable to bank; monthly installments of $ 1,236 including interest at 8.5%, due December 20, 2019; collateralized by building and land	140,124
Notes payable for acquired practices, interest at 8%, due May 2000	180,000
Notes payable for acquired practices, interest at 6.5%, due May 2001	79,500
Notes payable for acquired practices, interest at 6.25%, due May 2002	235,184
Accrued interest payable	12,716
Total long-term debt	647,524
Less current installments	(271,933)
Total long-term debt, less current installments	$ 375,591

Aggregate maturities of long-term debt are as follows:

April 30	
2001	$ 271,933
2002	132,689
2003	94,977
2004	20,961
2005	4,048
Thereafter	122,875
Total	$ 647,483

8. COMMON AND PREFERRED STOCK

JTH Tax, Inc. is authorized to issue 2,540,000 shares of capital stock, consisting of 2,120,000 shares of Class A Common Stock, par value $1.00 per share, 100,000 shares of Class B Common Stock, par value $1.00 per share and 320,000 shares of Preferred Stock, par value $1.00 per share. At April 30, 2000, there are 701,147 shares of Class A Common Stock, 90,000 shares of Class B Common Stock and 190,000 shares of Preferred Stock outstanding.

Class A Common Stock and Class B Common Stock entitle the holders thereof to the same rights and privileges and are identical in all respects as to all matters except, the holders of Class A Common Stock are entitled to elect one fewer director than the number of directors elected by holders of the Class B Common Stock. Also, a holder of Class B Common Stock may, at the holder's option, elect to convert the Class B Common Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock.

In May 1999, 190,000 shares of Series A Convertible Preferred Stock ("Preferred Stock") were sold in a private placement to two private investors. The Company received net proceeds (after payment of placement fees and expenses) of $2,375,000. The holders of the Preferred Stock are entitled to a dividend if a dividend is declared for Common Stock and shall receive a dividend as if each share of preferred stock were a share of Class A Common Stock, and a liquidation preference upon the liquidation, dissolution or consolidation of the Company. In the event of liquidation, dissolution or consolidation, the holders of Preferred Stock will be entitled to receive out of the assets of the Company, after payment or provision for payment of the debts or other liabilities of the Company, the original issue price per share for each share of Preferred Stock then outstanding plus an amount equal to the original issue price per share multiplied by 10% per annum from the original issue date, compounded annually to the date of such distribution.

A holder of the Class A Preferred Stock may, at the holder's option, elect to convert the Class A Preferred Stock into an equal number of fully paid and non-assessable shares of Class A Common Stock.

From November 1999 to March 2000, the Company sold 34,156 additional shares of Class A Common Stock at $25.00 per share totaling $853,900.

Treasury stock is accounted for using the cost method.

9. STOCK OPTION PLAN

The Company maintains a Stock Option Plan (the "Plan") to reward its full-time employees. The following table sets forth the activity under the plan for the year ended April 30, 2000.

	Shares	Weighted-Average Exercise Price
Options outstanding, beginning of the year	42,812	$ 10.12
Options granted during the year	17,300	$ 12.72
Options exercised during the year	2,600	$ 10.96
Options forfeited during the year	7,000	$ 10.86
Options outstanding, end of the year	50,512	$ 10.86

The Plan provides a maximum number of shares that may be issued of 100,000. The options issued under the Plan are administered and granted by a committee appointed by the Board of Directors.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2000:

Number Outstanding at April 30, 2000	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
36,612	$10 - $11	$ 10.14	4 years
13,900	$12.50 - $13.75	$ 12.76	5 years

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plan. Accordingly, no compensation expense has been recognized for its stock-based compensation plan as the exercise price for all options approximated fair value at the date of grant. Had compensation cost for the Company's stock incentive plan been determined based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net loss and loss per share would have increased to $2,524,838 and 3.34, respectively.

For purposes of the SFAS 123 computations, the weighted average fair value of each option granted during the year ended April 30, 2000, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2000; fair value of options granted of $12.50; no dividend yield; risk-free rate of 6.75%; and expected lives of 5 years.

10. INCOME TAXES

Deferred income taxes result from temporary differences in the recognition of revenue and expenses for tax and financial reporting purposes. For 2000, deferred taxes resulted primarily from differences in tax and financial accounting for fixed assets, intangible assets, and certain reserves. The deferred tax assets were fully reserved during 2000 due to the uncertainty of future operations and the possibility that the deferred tax assets may not be realized.

As of April 30, 2000, the Company had net operating loss carryforwards available to offset future federal and state taxable income of $2,400,744. The federal net operating loss carryforwards of $342,961 and $2,057,783 will expire in 2017 and 2018, respectively.

The Canadian subsidiary had a loss from its current operations in Canada and that loss is available for Canadian income tax purposes as a loss carryforward until April 30, 2006.

11. LEASE OBLIGATIONS

Capital Lease - Included in property and equipment are the following amounts applicable to the capital lease:

Software	$ 24,742
Less accumulated amortization	(3,079)
	$ 21,663

Total amortization expense charged under the capital lease was $3,079 for the year ended April 30, 2000. The present value of future minimum capital lease payments as of April 30, 2000 is as follows:

	Capital Lease
2001	$ 9,468
2002	9,468
2003	3,945
Total minimum lease payments	22,881
Amount representing interest	3,104
Present value of future minimum lease payments	19,777
Less current installments	(7,498)
Obligations under capital leases, excluding current installments	$ 12,279

Operating Leases - The Company leases various office space under separate agreements which are classified as operating leases. These leases have initial periods, which expire at different times, with expirations ranging from 2 to 68 months. These leases are renewable, at the Company's option. Rent expense under these agreements was $301,035 for the year ended April 30, 2000.

Future minimum lease payments under these agreements are as follows:

Years ending	
2001	$ 340,586
2002	315,677
2003	284,399
2004	234,685
2005	234,526
Thereafter	13,637
Total	$ 1,423,510

12. COMMITMENTS AND CONTINGENCIES

Commitments and Contingencies - The Company has guaranteed operating leases of certain franchises. These leases relate to office equipment and signs. The gross lease obligations under these leases are $74,154 and have remaining terms up to 36 months.

Litigation - The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company is a defendant in certain lawsuits and is aware of other threatened claims generally incidental to its business as a franchisor. Management is of the opinion that the accompanying consolidated financial statements will not be materially affected by the ultimate resolution of litigation pending or threatened at April 30, 2000.

13. EMPLOYEE BENEFITS

401(k) Plan - The Company has a 401(k) profit sharing plan covering substantially all employees. The plan allows employees to contribute up to 15% of applicable wages. The Company does not make contributions to the Plan. The participants are able to invest their contributions in a variety of mutual funds.

14. SUBSEQUENT EVENT

In May 2000, the Company granted 41,600 stock options at an exercise price of $21.25 per share, which management believes approximated fair value, to certain members of management and employees. The options vest after six months and may be exercised in whole or part over a five year period.

* * * * *

Appendix A

Form of Subscription and Investor Representation Agreement

Name of Subscriber________________________

Amount of Subscription $__________________

JTH TAX, INC.
SUBSCRIPTION AND INVESTMENT REPRESENTATION AGREEMENT

JTH Tax, Inc.
4575 Bonney Road, Suite 1040
Virginia Beach, VA 23462
c/o Mr. Raymond A. Dunn, II

Gentlemen:

Section 1

1.1 Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Class A Common Stock ("Shares") set forth above, at a price of $40.00 per Share, of JTH Tax, Inc. (the "Company"), a Delaware corporation, on the terms and conditions described herein and in the Offering Circular dated ________, 2002 (together with all appendices and supplements (if any) thereto, the "Circular") relating to the offering ("Offering") of Shares of the Company.

1.2 Purchase.

The undersigned has tendered or agrees to tender upon demand by the Company, the amount set forth above.

1.3 Acceptance or Rejection of Subscription.

(a) The undersigned understands and agrees that the Company reserves the right in its sole discretion to reject this subscription for Shares in whole or in part and at any time prior to the applicable Closing Date (as defined below), notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription.

(b) In the event of rejection of this subscription, the subscription amount tendered by the undersigned will be promptly refunded to the undersigned without interest or deduction and this Agreement shall have no force or effect. In the event the undersigned's subscription is accepted, the funds specified above shall be released to the Company on the applicable Closing Date and the subscribers whose subscriptions were accepted shall be issued Shares in accordance with these subscriptions.

1.4 Closing Date; Minimum Offering; Escrow. This offering is a minimum/maximum offering, and no Shares will be sold unless the Company receives subscriptions for at least 9,375 Shares with an aggregate purchase price of $375,000 (the "Minimum Offering"). Until the Minimum Offering is subscribed for, all funds received by the Company for Shares will be deposited with SouthTrust Bank, Chesapeake, Virginia, as escrow agent (the "Escrow Agent"), which will hold these funds until it has received funds aggregating at least the amount of the Minimum Offering. If the Escrow Agent has not received funds equal to or exceeding the Minimum Offering by March 31, 2003, the Escrow Agent will return all funds, without any deduction for expenses, directly to the subscribers. Purchases by directors, officers and their affiliates will not be counted in determining whether the Minimum Offering has been achieved. Funds received after the Minimum Offering is reached will not be subject to an escrow requirement. Assuming the Minimum Offering is reached by the above date, Shares shall continue to be sold until the earlier of (i) the date 125,000 Shares have been sold or (ii) a termination date as determined by the Company. At any time after the Minimum Offering is sold, the

Company may conduct one or more closings for the purchase of Shares in such amounts as it shall determine (each, a "Closing Date").

Section 2

THE COMPANY ACKNOWLEDGES THAT THE UNDERSIGNED, BY ACKNOWLEDGING AND MAKING THE REPRESENTATIONS AND WARRANTIES IN THIS SECTION 2, HAS NOT WAIVED ANY RIGHT OF ACTION THAT MAY EXIST UNDER THE APPLICABLE FEDERAL SECURITIES LAWS.

2.1 Investor Representations and Warranties. The undersigned hereby acknowledges and makes the following representations and warranties.

(a) For those investors residing in any state other than California, Maryland, New York and Virginia, the undersigned represents and warrants that the undersigned is acquiring the Shares for the undersigned's own account, for investment purposes only, and not with a view to or for the resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares herein subscribed for.

(b) The undersigned has the financial ability to bear the economic risk of his or her or its investment in the Company (including its possible loss), and understanding that the investment in the Company is not liquid, has adequate means of providing for the undersigned's current needs and personal contingencies.

(c) The undersigned has been furnished the Circular and any other documents which may have been made available upon request, and has been provided an opportunity to obtain any additional information concerning the Offering and the Company.

(d) Except as provided in the Circular, no representations or warranties have been made to the undersigned by the Company, or any officer, employee, agent or affiliate of the Company.

(e) If the undersigned is an individual, he or she is at least 21 years of age, and is a citizen of the country and a resident of the state indicated on the signature page hereto under the heading "Residence Street Address."

(f) The undersigned acknowledges that the Shares are not registered for offer or sale under the securities laws of any state other than California, Maryland, New York or Virginia (each such other state a "Nonregistered State").

(g) The undersigned acknowledges that the Company is relying on a statutory exemption from each Nonregistered State's securities laws in order to offer and sell the Shares in each such state, and that the Company is therefore relying on the representations and warranties in this Section 2 for that purpose.

(h) The undersigned agrees not to sell the Shares without registration under the relevant states' securities laws or an exemption therefrom.

(i) If the undersigned resides in Pennsylvania, the undersigned represents, pursuant to Section 207(m)(2) of the Pennsylvania Securities Act, that he or she is purchasing the Shares solely for investment and does not intend to divide his or her participation with others or to resell or otherwise dispose of all or any part of said Shares within twelve (12) months after the date of purchase, except in accordance with Pennsylvania Securities Commission Regulation 204.011.

(j) If the undersigned resides in Missouri, the undersigned represents, pursuant to clause (B), paragraph (10), subsection 409.402(b), Missouri Uniform Securities Act, that he or she is purchasing the Shares solely for investment and does not intend to divide his or her participation with others or to resell or otherwise dispose of all or any part of said Shares in Missouri. In making the foregoing representation, the undersigned understands that the statutory exemption of paragraph (10), subsection 409.402(b), Missouri Uniform Securities Act, would not be available if, notwithstanding the above representation, the undersigned has in mind merely acquiring the Shares for resale or other disposition upon the occurrence or nonoccurrence of some predetermined event.

2.2 Investor Awareness. The undersigned acknowledges, represents, agrees and is aware that:

(a) the Company has limited operating history;

(b) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(c) there are significant risks of loss of investment incidental to the purchase of Shares, including those summarized under "Risk Factors" and in other portions of the Circular and that it is possible that the undersigned could lose all or substantially all of the undersigned's investment in the Company;

(d) the investment in the Company is an illiquid investment and the undersigned may bear the economic risk of the undersigned's investment in Shares for an extended period; and

(e) legal counsel to the Company is not representing investors who are subscribing for Shares.

Section 3

3.1 Restrictive Legend. Executed copies of this Subscription Agreement shall be filed in the principal office of the Company. Any certificates evidencing all or part of the Shares issued in this offering in any state other than California, Maryland, New York or Virginia, shall contain the following legend:

> THE SHARES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD OR OTHERWISE DISPOSED OF UNDER ANY CIRCUMSTANCES WITHOUT (1) COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

3.2 Modification. Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

3.3 Notices. Any notice, demand or other communication which any party hereto may be required, or may elect to give hereunder shall be sufficiently given if (a) in the case of a communication to the Company, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, to 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462, or is delivered personally at such addresses; and (b) in the case of a communication to any other party, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box.

3.4 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his, her or its heirs, executors, administrators and successors.

3.5 Entire Agreement. This instrument contains the entire agreement of the parties, and, there are no representations, covenants or other agreements except as stated or referred to herein.

3.6 Assignability. This Agreement is not transferable or assignable by the undersigned.

3.7 Applicable Law. Notwithstanding the place where this Agreement may be executed, all of the terms and provisions and validity of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

3.8 Gender. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties may require.

3.9 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

3.10 Disclosure Required Under State Law. The offering and sale of the Shares are intended to be exempt from registration under the securities laws of the Nonregistered States, and therefore will not be registered in such states or subject to the requirements of state law that would be applicable to the offering and sale of registered securities.

3.11 Trusts. If the undersigned is a trust, the undersigned has provided to the Company a copy of the trust agreement (or related portion thereof) showing the date of formation, authorization to make this investment and evidence of the authority of the undersigned to execute this Agreement.

[SIGNATURE LINES ON FOLLOWING PAGE]

NUMBER OF SHARES SUBSCRIBED FOR: ______________________

TOTAL PURCHASE PRICE ($40.00 per Share) ______________________

RESIDENCE STREET ADDRESS:
(No P.O. Boxes)

____

____

____

NAME OF SHAREHOLDER:

____
(Please Print or Type)

MAILING ADDRESS:
(If Different from Residence)

____

____

____

Make checks payable to:
SouthTrust Bank Escrow Account
f/b/o JTH Tax, Inc.

SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER:

____

SHARES TO BE REGISTERED AS FOLLOWS:

(Check and Complete)

___ Individual Ownership
___ Tenants in Common*
___ Trust
___ Individual Retirement Account
___ Joint Tenants*
___ Tenants by the Entirety*
___ Corporation
___ Partnership
___ Other

*By signing this Agreement, the undersigned represents and warrants that all persons having a beneficial ownership interest in the Shares subscribed for pursuant to this Agreement satisfy all the terms and conditions of and shall be bound by this Agreement.

EXECUTED by the undersigned as a subscriber of JTH Tax, Inc.

Signature of Investor

Date: ______________ Name: ______________________
(Please Print)

Signature of Investor

Date: ______________ Name: ______________________
(Please Print)

ACCEPTED BY THE COMPANY:

JTH TAX, INC.

Date: ______________ By: ______________________

PART III — EXHIBITS

Index to Exhibits

*Attached hereto

6.3 Revolving Master Borrowing Loan Agreement dated as of June 26, 2001 between SunTrust Bank and JTH Tax, Inc., as amended .... Previously Filed

6.4 Loan and Security Agreement dated as of July 30, 2001 between JTH Tax, Inc. and Envest Ventures I, LLC .... Previously Filed

6.5 Senior Subordinated Debenture dated as of July 30, 2001 issued by JTH Tax, Inc. to Envest Ventures I, LLC .... Previously Filed

6.6 Software License and Support Agreement dated as of March 26, 2002 between OrrTax Software, Inc. and JTH Tax, Inc....... Previously Filed

6.7 JTH Tax, Inc. Option Plan........ Previously Filed

6.8 Republic First Bank of Delaware Refund Funding Agreement .... Previously Filed

6.9 Universal Tax Systems 2001- 2003 Software License Agreements 126*

9. Escrow Agreement 138*

10.1 Consent of KPMG LLP 146*

10.2 Consent of Deloitte & Touche LLP 148*

11. Legal Opinion of Troutman Sanders LLP .... Previously Filed

15.1 Power of Attorney .... Previously Filed

*Attached hereto

Exhibit 4

Name of Subscriber____________________

Amount of Subscription $________________

JTH TAX, INC.
SUBSCRIPTION AND INVESTMENT REPRESENTATION AGREEMENT

JTH Tax, Inc.
4575 Bonney Road, Suite 1040
Virginia Beach, VA 23462
c/o Mr. Raymond A. Dunn, II

Gentlemen:

Section 1

1.1 Subscription. The undersigned hereby subscribes for and agrees to purchase the number of shares of Class A Common Stock ("Shares") set forth above, at a price of $40.00 per Share, of JTH Tax, Inc. (the "Company"), a Delaware corporation, on the terms and conditions described herein and in the Offering Circular dated ________, 2002 (together with all appendices and supplements (if any) thereto, the "Circular") relating to the offering ("Offering") of Shares of the Company.

1.2 Purchase.

The undersigned has tendered or agrees to tender upon demand by the Company, the amount set forth above.

1.3 Acceptance or Rejection of Subscription.

(a) The undersigned understands and agrees that the Company reserves the right in its sole discretion to reject this subscription for Shares in whole or in part and at any time prior to the applicable Closing Date (as defined below), notwithstanding prior receipt by the undersigned of notice of acceptance of the undersigned's subscription.

(b) In the event of rejection of this subscription, the subscription amount tendered by the undersigned will be promptly refunded to the undersigned without interest or deduction and this Agreement shall have no force or effect. In the event the undersigned's subscription is accepted, the funds specified above shall be released to the Company on the applicable Closing Date and the subscribers whose subscriptions were accepted shall be issued Shares in accordance with these subscriptions.

1.4 Closing Date; Minimum Offering; Escrow. This offering is a minimum/maximum offering, and no Shares will be sold unless the Company receives subscriptions for at least 9,375 Shares with an aggregate purchase price of $375,000 (the "Minimum Offering"). Until the Minimum Offering is subscribed for, all funds received by the Company for Shares will be deposited with SouthTrust Bank, Chesapeake, Virginia, as escrow agent (the "Escrow Agent"), which will hold these funds until it has received funds aggregating at least the amount of the Minimum Offering. If the Escrow Agent has not received funds equal to or exceeding the Minimum Offering by March 31, 2003, the Escrow Agent will return all funds, without any deduction for expenses, directly to the subscribers. Purchases by directors, officers and their affiliates will not be counted in determining whether the Minimum Offering has been achieved. Funds received after the Minimum Offering is reached will not be subject to an escrow requirement. Assuming the Minimum Offering is reached by the above date, Shares shall continue to be sold until the earlier of (i) the date 125,000 Shares have been sold or (ii) a termination date as determined by the Company. At any time after the Minimum Offering is sold, the

Company may conduct one or more closings for the purchase of Shares in such amounts as it shall determine (each, a "Closing Date").

Section 2

THE COMPANY ACKNOWLEDGES THAT THE UNDERSIGNED, BY ACKNOWLEDGING AND MAKING THE REPRESENTATIONS AND WARRANTIES IN THIS SECTION 2, HAS NOT WAIVED ANY RIGHT OF ACTION THAT MAY EXIST UNDER THE APPLICABLE FEDERAL SECURITIES LAWS.

2.1 Investor Representations and Warranties. The undersigned hereby acknowledges and makes the following representations and warranties.

(a) For those investors residing in any state other than California, Maryland, New York and Virginia, the undersigned represents and warrants that the undersigned is acquiring the Shares for the undersigned's own account, for investment purposes only, and not with a view to or for the resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Shares herein subscribed for.

(b) The undersigned has the financial ability to bear the economic risk of his or her or its investment in the Company (including its possible loss), and understanding that the investment in the Company is not liquid, has adequate means of providing for the undersigned's current needs and personal contingencies.

(c) The undersigned has been furnished the Circular and any other documents which may have been made available upon request, and has been provided an opportunity to obtain any additional information concerning the Offering and the Company.

(d) Except as provided in the Circular, no representations or warranties have been made to the undersigned by the Company, or any officer, employee, agent or affiliate of the Company.

(e) If the undersigned is an individual, he or she is at least 21 years of age, and is a citizen of the country and a resident of the state indicated on the signature page hereto under the heading "Residence Street Address."

(f) The undersigned acknowledges that the Shares are not registered for offer or sale under the securities laws of any state other than California, Maryland, New York or Virginia (each such other state a "Nonregistered State").

(g) The undersigned acknowledges that the Company is relying on a statutory exemption from each Nonregistered State's securities laws in order to offer and sell the Shares in each such state, and that the Company is therefore relying on the representations and warranties in this Section 2 for that purpose.

(h) The undersigned agrees not to sell the Shares without registration under the relevant states' securities laws or an exemption therefrom.

(i) If the undersigned resides in Pennsylvania, the undersigned represents, pursuant to Section 207(m)(2) of the Pennsylvania Securities Act, that he or she is purchasing the Shares solely for investment and does not intend to divide his or her participation with others or to resell or otherwise dispose of all or any part of said Shares within twelve (12) months after the date of purchase, except in accordance with Pennsylvania Securities Commission Regulation 204.011.

(j) If the undersigned resides in Missouri, the undersigned represents, pursuant to clause (B), paragraph (10), subsection 409.402(b), Missouri Uniform Securities Act, that he or she is purchasing the Shares solely for investment and does not intend to divide his or her participation with others or to resell or otherwise dispose of all or any part of said Shares in Missouri. In making the foregoing representation, the undersigned understands that the statutory exemption of paragraph (10), subsection 409.402(b), Missouri Uniform Securities Act, would not be available if, notwithstanding the above representation, the undersigned has in mind merely acquiring the Shares for resale or other disposition upon the occurrence or nonoccurrence of some predetermined event.

2.2 Investor Awareness. The undersigned acknowledges, represents, agrees and is aware that:

(a) the Company has limited operating history;

(b) no federal or state agency has passed upon the Shares or made any findings or determination as to the fairness of this investment;

(c) there are significant risks of loss of investment incidental to the purchase of Shares, including those summarized under "Risk Factors" and in other portions of the Circular and that it is possible that the undersigned could lose all or substantially all of the undersigned's investment in the Company;

(d) the investment in the Company is an illiquid investment and the undersigned may bear the economic risk of the undersigned's investment in Shares for an extended period; and

(e) legal counsel to the Company is not representing investors who are subscribing for Shares.

Section 3

3.1 Restrictive Legend. Executed copies of this Subscription Agreement shall be filed in the principal office of the Company. Any certificates evidencing all or part of the Shares issued in this offering in any state other than California, Maryland, New York or Virginia, shall contain the following legend:

> THE SHARES EVIDENCED BY THIS CERTIFICATE CANNOT BE SOLD OR OTHERWISE DISPOSED OF UNDER ANY CIRCUMSTANCES WITHOUT (1) COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS, OR (2) AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT COMPLIANCE WITH ALL APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

3.2 Modification. Neither this Agreement nor any provision hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

3.3 Notices. Any notice, demand or other communication which any party hereto may be required, or may elect to give hereunder shall be sufficiently given if (a) in the case of a communication to the Company, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box, registered or certified mail, return receipt requested, to 4575 Bonney Road, Suite 1040, Virginia Beach, Virginia 23462, or is delivered personally at such addresses; and (b) in the case of a communication to any other party, such communication is made in writing and deposited, postage prepaid, in a United States mail letter box.

3.4 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assigns. If the undersigned is more than one person, the obligations of the undersigned shall be joint and several and the agreements, representations, warranties and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his, her or its heirs, executors, administrators and successors.

3.5 Entire Agreement. This instrument contains the entire agreement of the parties, and, there are no representations, covenants or other agreements except as stated or referred to herein.

3.6 Assignability. This Agreement is not transferable or assignable by the undersigned.

3.7 Applicable Law. Notwithstanding the place where this Agreement may be executed, all of the terms and provisions and validity of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Virginia.

3.8 Gender. All pronouns contained herein and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the parties may require.

3.9 Counterparts. This Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

3.10 Disclosure Required Under State Law. The offering and sale of the Shares are intended to be exempt from registration under the securities laws of the Nonregistered States, and therefore will not be registered in such states or subject to the requirements of state law that would be applicable to the offering and sale of registered securities.

3.11 Trusts. If the undersigned is a trust, the undersigned has provided to the Company a copy of the trust agreement (or related portion thereof) showing the date of formation, authorization to make this investment and evidence of the authority of the undersigned to execute this Agreement.

[SIGNATURE LINES ON FOLLOWING PAGE]

NUMBER OF SHARES SUBSCRIBED FOR: ____________________

TOTAL PURCHASE PRICE ($40.00 per Share) ____________________

RESIDENCE STREET ADDRESS:
(No P.O. Boxes)

____
____
____

NAME OF SHAREHOLDER:

____
(Please Print or Type)

MAILING ADDRESS:
(If Different from Residence)

____
____
____

Make checks payable to:
SouthTrust Bank Escrow Account
f/b/o JTH Tax, Inc.

SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER:

____

SHARES TO BE REGISTERED AS FOLLOWS:

(Check and Complete)

___ Individual Ownership
___ Tenants in Common*
___ Trust
___ Individual Retirement Account
___ Joint Tenants*
___ Tenants by the Entirety*
___ Corporation
___ Partnership
___ Other

*By signing this Agreement, the undersigned represents and warrants that all persons having a beneficial ownership interest in the Shares subscribed for pursuant to this Agreement satisfy all the terms and conditions of and shall be bound by this Agreement.

EXECUTED by the undersigned as a subscriber of JTH Tax, Inc.

Signature of Investor

Date: ____________ Name: ________________________
(Please Print)

Signature of Investor

Date: ____________ Name: ________________________
(Please Print)

ACCEPTED BY THE COMPANY:

JTH TAX, INC.

Date: ____________ By: ________________________

Exhibit 6.9

July 27, 2001

Lenny Holt, COO
Liberty Tax Service
4575 Bonney Road
Virginia Beach, VA 23464

Dear Lenny,

We look forward to doing business with Liberty Tax Service ("Liberty") again this year. This letter is intended to identify the terms and conditions of the agreement between Universal Tax Systems Inc. ("UTS") and Liberty. Please review and, provided that it is satisfactory, sign this letter.

The terms and conditions set forth in this letter apply to the tax season ending April 30, 2002 and the tax season ending April 30, 2003. UTS' standard license agreement for each of the 2001 and 2002 tax years (2001 tax year version enclosed) must be signed and returned to UTS prior to the shipment of software described herein for such year. To the extent of any conflict between this letter and the provisions of the UTS standard license agreement (2001 version or 2002 version), this letter shall control. Notwithstanding Paragraph 10.1 of the standard UTS license agreement, this letter amends such license agreement in accordance with the terms and conditions set forth herein. UTS' normal pricing policies and structure shall apply unless otherwise set forth in this letter agreement.

Liberty agrees that it will pay UTS a total of $350,000 for 2001 tax year software (with features and options as set forth on the enclosed quote) for all Liberty tax preparation offices to be operated during tax season ending April 30, 2002 (the "2001 Tax Year Software Fees"). Liberty's current good faith estimate is that it will request software for approximately 400 such offices for the tax season ending April 30, 2002. Liberty's and all of its offices' usage of this 2001 tax year software is governed by the enclosed 2001 license agreement as modified by this letter agreement. Liberty agrees to execute and return this letter agreement and the enclosed license agreement (signed) to UTS. The 2001 Tax Year Software Fees shall be paid in the following manner: $175,000.00 due and paid in full to UTS immediately upon the execution of this letter agreement and $175,000.00 due and paid in full to UTS no later than February 15, 2002.

Liberty agrees that it will pay UTS a total of $550,000 for 2002 tax year software (with features and options as set forth on the enclosed quote) for all Liberty tax preparation offices to be operated during tax season ending April 30, 2003 (the "2002 Tax Year Software Fees"). Liberty's current good faith estimate is that it will request software for approximately 740 such offices for the tax season ending April 30, 2003. Liberty's and all of its offices' usage of this 2002 tax year software shall be governed by UTS' standard 2002 license agreement as modified

Software For The Tax Professional
TAXWISE®
UNIVERSAL TAX SYSTEMS, INC.® 6 Mathis Drive NW, PO Box 2729, Rome, GA 30164-2729 706/625-7757 • Fax 888/815-7587

by this letter agreement, which Liberty agrees to execute and return to UTS. The 2002 Tax Year Software Fees shall be paid in the following manner: $275,000.00 due and paid in full to UTS no later than July 1, 2002 and $275,000.00 due and paid in full to UTS no later than February 15, 2003.

Each of Liberty's offices under this letter agreement shall make an initial request for specific available state software (included on the attached quote) needed by such location. If software for additional available states (included on the attached quote) is later needed by an office under this letter agreement then such location shall contact UTS and UTS shall download the software for such state to that location. Each of Liberty's offices shall make initial request for state corporate and business software needed by each location. If state software for such corporate and business software is later needed by an office then such location shall contact UTS and UTS shall download the software for such state to that location. Individual, state, corporate and business software is included in the 2001 Tax Year and 2002 Tax Year Software Fees (as reflected on the attached quote).

UTS will electronically file tax returns sent to UTS from Liberty Tax Service offices with the Internal Revenue Service and the states, as applicable. Liberty agrees to use UTS Electronic Filing program for the duration of this agreement. Upon receipt of an IRS acknowledgement or reject, UTS will make available to Liberty for download/access the electronic acknowledgement or reject for a tax return. UTS will not charge Liberty a separate transaction fee for electronically filing these tax returns.

Liberty shall offer bank products only direct through First Republic Bank (RALs, ERCs) and indirect through Bank One (RALs, Bonu$), or such other bank(s) as mutually agreed between UTS and Liberty. Each tax season Liberty shall file under the UTS Bank Product Program a minimum of 18,000 bank products indirect (through UTS) with Bank One, or such other bank(s) as mutually agreed upon which is currently supported by UTS, for which UTS receives a fee for each product from Bank One. To the extent Liberty does not meet this minimum with Bank One by April 15 of each tax season, then Liberty shall pay UTS an amount for such season for the shortfall calculated as follows: $9.00 times (18,000 less number of actual paid indirect Bank One bank products through UTS). UTS will not charge Liberty any additional fees for the bank products processed under the UTS Bank Product Program. The amount for such shortfall shall be due and paid in full to UTS no later than April 30 of such tax season. UTS Electronic Filing and Bank Product programs are supported during the electronic filing season dates as determined by the IRS, subject also to availability dates determined by participating banks.

In the event Liberty desires to request a reasonable change/update to the First Republic Bank electronic bank application (a "Modification") that is included in UTS' TaxWise software, then Liberty agrees to submit a written request to UTS including reasonable specifications for such Modification no later than September 1 preceding the applicable tax season. UTS shall determine in its discretion whether to accept such request and make such Modification, with all such specifications subject to UTS' advance approval. All such approved Modification(s) to TaxWise shall be completed by UTS and delivered to Liberty by a date as mutually agreed between the parities. Liberty also recognizes that any such programming efforts by UTS and implementation of the same require the cooperation of First Republic Bank. In the event UTS devotes more than 10 hours of programming time to such Modification(s) for any particular tax season (the "Excess Time"), Liberty agrees to pay UTS the reasonable, market hourly rate for each hour (and pro rated portion thereof)of such Excess Time. Payment for the Excess Time shall be due and paid in full to UTS no later than December 31 preceding the tax season for which the Modification(s) were requested. All Modifications and their use are also governed by the terms and conditions of the standard UTS license agreement.

Failure to meet any of the above payment terms or deadlines as well as the failure to pay UTS any other balances when due will result in termination of UTS services at such time. However, all outstanding account balances remain due and payable. Payments due UTS by Liberty are not subject to any set-offs or counter claims. Notwithstanding anything in this agreement to the contrary, Liberty additionally agrees to pay all UTS costs of collection of all sums collected under this agreement, including a reasonable attorney's fee if the same is collected by or through an attorney at law. Liberty shall pay UTS 1 ½ (one and one-half) percent interest or the maximum lawful amount under Georgia law, whichever is less, per month on any outstanding and overdue balances due under this agreement.

Furthermore, Liberty acknowledges and agrees that UTS shall have incurred significant expenses and shall have devoted significant time, effort and resources in planning for and in anticipation of UTS' performance under this agreement. Liberty also acknowledges and agrees that UTS has agreed to the pricing set forth in this agreement in anticipation of servicing Liberty for two tax seasons as set forth herein. Accordingly, in the event Liberty does not pay UTS the $275,000.00 2002 Tax Year Software Fees by July 1, 2002 in accordance with the above terms or this agreement has been terminated earlier, unless Liberty has terminated this agreement as specifically permitted herein or UTS has terminated this agreement for any reason other than as specifically permitted herein or UTS has terminated this agreement as a result of the sale of its assets or stock under the next to last paragraph of this agreement, then Liberty shall pay UTS $200,000 as liquidated damages as compensation for UTS' efforts as set forth above which amount shall be due and paid in full to UTS no later than the earlier of : (i) 10 days after termination of this agreement, or (ii) July 1, 2002. At such time neither party shall have any further obligation under this agreement except that any other outstanding and unpaid amounts then due UTS shall remain due and payable in full to UTS.

All manuals, CDs, literature, supplies, etc. will be shipped to Liberty's central location or separately to each Liberty office as requested by Liberty (and using available shipping methods as requested by Liberty). Liberty will be invoiced for all shipping charges at whatever cost incurred by UTS and such amounts shall be paid by Liberty within 30 days of the invoice date. Supplies (other than software) for each office must be arranged and ordered by Liberty well in advance of tax season. These supplies will be sent out at UTS regular pricing, except that the enclosed quote includes one set of UTS' usual and customary documentation (as determined by UTS and as provided in general to software customers of UTS) for each office of Liberty for which software is licensed under this agreement. Additional copies of such documentation are available from UTS at its regular pricing. For software orders placed by Liberty after December 15 of any applicable year under this letter agreement, UTS shall require 3 business days after its actual receipt of such electronic order to ship such software. All software orders shall be submitted by Liberty in such electronic form as reasonably requested by UTS. Prior to shipment of software for use at any office other than Liberty's central location, UTS must be provided (in such electronic form as requested by UTS) with EFIN numbers and street and mailing address for each office and such other information about each office as reasonably requested by UTS.

UTS agrees to make available to Liberty a copy of the release candidate version of the initial TaxWise Office Suite software and the initial TaxWise tax form and proforma software for a particular tax season when such release candidate version becomes available for duplication. UTS' TaxWise software will otherwise be released as it becomes available to the entire customer base of UTS. However, in the event both the initial TaxWise Office Suite release (which includes bank application and organizer) and the initial TaxWise tax form and proforma release software for a particular tax filing season under this agreement are not available for delivery by December 25 immediately preceding such tax filing season then this agreement shall be terminated upon written notice by Liberty to UTS (provided that such notice is delivered by no later than the immediately following January 15) and all Software Fees paid or owing pursuant to this agreement for UTS Software for such tax filing season shall be forgiven or refunded to Liberty (as applicable). However, in the event less than fifty (50) Liberty offices continue to use any software licensed under this Agreement after such notice of termination by Liberty, then UTS shall retain (or Liberty shall pay UTS, as applicable) $1000 per Liberty office using such software. In the event fifty (50) or more Liberty offices continue to use any software licensed under this Agreement after such notice of termination by Liberty, then such notice of termination shall be rendered ineffective and this agreement shall remain in full force and effect (except the previous sentence shall be rendered null and void and no longer considered a part of this agreement) and Liberty shall not be entitled to a refund or forgiveness of amounts owed and all amounts shall remain due and owing to UTS under the terms of this agreement.

This proposal includes access to UTS toll free National Accounts Support Line, which gives Liberty's central office extended support hours with access to a pager of a UTS support representative around the clock, seven days a week, from January 8th through April 16th. However, access to this pager and UTS toll free National Accounts Support line is restricted to three designated representatives from Liberty's central office. Liberty shall provide UTS the names of these designated representatives. While UTS will provide customer service directly to Liberty's central office, Liberty shall provide customer service to all other Liberty offices. However, UTS regular toll customer service telephone number will be available for other Liberty offices as a secondary source of support. UTS may determine in its sole discretion to provide the Liberty central office with tools for use in providing customer service to other Liberty offices.

UTS agrees to make available to Liberty reasonable information maintained in the ordinary course of business in UTS' database that is derived from tax returns transmitted by Liberty via UTS Electronic Filing Program and information derived from UTS Bank Product Program. UTS agrees to electronically make available for download/access such information to Liberty during the period extending from January 8th through April 30th. Disclosure of such information shall be subject to all applicable rules, regulations, procedures, contractual obligations and restrictions and privacy policies of UTS.

The termination provisions contained in the license agreement are bi-lateral, either Liberty or UTS may terminate this agreement in the event of default by the other party. This agreement shall terminate immediately upon general refusal or inability by the IRS or relevant banks to accept tax returns from either party for filing electronically.

If these terms are acceptable to you please sign this letter and mail back to my attention. By signing this letter agreement you agree that its terms are incorporated by reference into, and in the event of conflict shall supercede the applicable terms of, the license agreement. If you have any questions please feel free to call me. We look forward to a prosperous tax season.

Sincerely,

Universal Tax Systems, Inc.

By: ______________________
Al Martiniello, CEO

AGREED TO:

Liberty Tax Service

____
Lenny Holt, COO

10/01/01
Date

Universal Tax Systems, Inc. – 2002 Software License Agreement Terms and Conditions

By signing this agreement (the "License Agreement" or "Agreement") or opening the sealed Licensed Program(s) package or by using the Licensed Program(s), whichever occurs first, Licensee acknowledges that Licensee has read, understands and agrees to the terms set forth below. Universal Tax Systems, Inc. (the "Licensor") is willing to license the Licensed Program(s) to Licensee only upon the condition that Licensee accepts all of the terms contained in this Agreement. If Licensee has not previously signed a copy of this Agreement and does not agree to its terms, immediately return the Licensed Program(s) to Licensor for a full refund.

1. Definitions

1.1 "Licensee" shall mean the person or entity that acquires the Licensed Program(s) pursuant to Invoice of Licensor and this License Agreement. 1.2 "Licensed Program(s)" shall mean (i) any software program(s) developed or licensed by Licensor which may be used by Licensee; (ii) related materials such as reference manuals and operating instructions provided for use in connection with the software program(s); and (iii) any updated program portion relating to the same tax year. 1.3 "Deliverables" means the Licensed Program(s) and related benefits, such as electronic filing, available for use in connection with the Licensed Program(s). 1.4 "RAL Guidelines" shall mean Licensor's General Refund Anticipation Loan ("RAL") Participation Guidelines as revised from time to time.

2. License

2.1 Grant. Licensor hereby grants Licensee a personal, nonexclusive, nontransferable contractual right and license to use, and to copy for back-up purposes only, each Licensed Program at the single location designated in the Licensor's database of Licensee's name and address information. All proprietary rights in the Licensed Programs shall remain in Licensor and its suppliers and licensors, as applicable. Licensee shall not use any of Licensor's Licensed Programs except those covered by this Agreement. Licensee shall not modify any Licensed Program in any way. Any modifications to any Licensed Program by or on behalf of Licensee, without the express written consent of Licensor, shall result in cancellation of this License Agreement as well as possible civil damages and criminal penalties, it being understood that Licensor is retaining the contractual rights specified in this Agreement and other legal rights with respect to the Licensed Programs as an essential part of Licensor's agreement to provide them to Licensee. Without limiting the foregoing, Licensor and its suppliers and licensors, as applicable, reserve all patent, copyright, trade secret, trade name, trademark, and other proprietary rights related to the Licensed Programs, which are protected under United States Copyright Laws and International Treaty Provisions, and Licensee will not infringe or violate such rights. Unauthorized use of the Licensed Programs shall result in cancellation of License Agreement as well as possible civil damages and criminal penalties.

2.2 U.S. GOVERNMENT RESTRICTED RIGHTS. The LICENSED PROGRAMS and documentation are provided with RESTRICTED RIGHTS. Use, duplication, or disclosure by the United States Government is subject to restrictions as set forth in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Software clause at DFARS 252.227-7013 or subparagraphs (c)(1) and (2) of the Commercial Computer Software-Restricted Rights at 48 CFR 52.227-19, as applicable. Manufacturer is Universal Tax Systems, Inc., 6 Mathis Drive, NW, Rome, Georgia 30165.

3. Warranties

3.1 Limited Warranty. THE LICENSED PROGRAM(S) AND OTHER DELIVERABLES ARE PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESSED OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE LICENSED PROGRAMS AND OTHER DELIVERABLES IS WITH LICENSEE. LICENSOR DOES NOT WARRANT THAT THE SOFTWARE WILL PROPERLY OPERATE ON ANY SPECIFIC OPERATING SYSTEM OR COMPUTER HARDWARE OR CONFIGURATIONS OR BEFORE OR AFTER ANY SPECIFIC DATE OR TIME PERIOD. LICENSOR SHALL IN NO EVENT BE LIABLE TO LICENSEE OR ANY OTHER PERSON FOR CONSEQUENTIAL, EXEMPLARY, INCIDENTAL OR TORT DAMAGES OR FOR ANY LOST PROFITS ARISING OUT OF THE USE OF OR INABILITY TO USE THE LICENSED PROGRAM(S) AND/ ORANY OTHER DELIVERABLES, EVEN IF LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, OR FOR ANY OTHER CLAIM BY LICENSEE OR ANY OTHER PERSON.

3.2 Limitation of Liability and Remedy. Licensee agrees that regardless of the form of any claim, Licensor's entire liability and Licensee's exclusive remedy for damages arising out of or connected with this Agreement (including but not limited to damages due to performance or non-performance of the Licensed Programs and/or any other Deliverables) shall be limited to the return of the license fees paid to Licensor by Licensee for the current tax year.

3.3 Licensor is not an insurer with regard to performance of the Licensed Programs or other Deliverables. The terms of this Agreement, including but not limited to the license fee, the limited warranties and the limitation of liability and remedy are a reflection of the risks assumed by the parties in order to obtain the Licensed Programs at the specified license fee. Licensee agrees to assume the risk for: (i) all liabilities disclaimed by Licensor contained herein; and (ii) all alleged damages in excess of the amount of the limited remedy provided hereunder. The essential purpose of the limited remedy provided Licensee hereunder is to allocate the risks as provided above.

4. Termination

4.1 This Agreement may be terminated by Licensor as to all or any of the Licensed Programs immediately upon notice to Licensee if Licensee breaches this Agreement or any other agreement between Licensor or any affiliate of Licensor and Licensee or fails to comply with any of its terms or conditions. Licensor may terminate this Agreement at any time if Licensee does not pay license fees or other amounts (for example, fees for electronic filing Deliverables) when due. Upon termination of the license, Licensee shall immediately destroy the Licensed Programs and all copies thereof and certify to Licensor that the Licensed Programs and all copies have been destroyed or at Licensor's request, return the Licensed Programs to Licensor by US mail or common carrier. Termination of this Agreement shall not affect the sums due or paid hereunder or any additional remedies provided by law or equity and shall not require any refund. Subsequent use of the Licensed Programs by Licensee shall require a new agreement and payment of the then current license fee.

5. Refund Policy

5.1 Signed License Agreement. Upon the written request of Licensee received by Licensor within 30 days of the date of placing the order for Licensed Program(s) with Licensor, Licensor shall refund all license fees paid by Licensee under this Agreement, less a 15% processing fee. Subsequent to refund approval by Licensor (but prior to Licensor's issuing of refund credit), all Licensed Program(s) must be returned to Licensor in their original package along with a written statement that Licensee has retained no copies of any Licensed Program(s) and has not made available any Licensed Program(s) to any party other than Licensee. Licensee understands and agrees that the Licensor shall have planned and incurred expenses in anticipation of its performance under this Agreement and that no refund shall be made for any reason more than 30 days after the date of placing the order for Licensed Program(s) with Licensor.

5.2 All other refunds shall be granted in the sole discretion of the Licensor.

6. Updates

6.1 Licensor may, if practical and appropriate, update the Licensed Programs from time to time and offer such updated Licensed Programs toLicen see. However, updating shall be at Licensor's discretion and Licensor shall have no obligation, express or implied, to update the Licensed Programs. Licensee agrees to apply all of such updates to the Licensed Programs and acknowledges that Licensee's failure to do so is at Licensee's sole risk. The Licensed Programs relate to a single tax year. Programs relating to subsequent tax years shall require a separate license agreement and payment of the then current license fee.

(Continued on next page)

Licensee Initials

7. Protection and Security of Licensed Programs

7.1 Without Licensor's prior written permission, Licensee will not provide or otherwise make available any Licensed Programs in any form to any party other than Licensee and its employees and only in accordance with the terms of this Agreement.

7.2 All copies of Licensed Programs made by Licensee, including, without limitation, translations, compilations and partial copies are governed by the terms of this Agreement as Licensed Programs. Licensee will reproduce and include Licensor's copyright notice on all such copies in accordance with instructions from Licensor. Licensee shall not attempt to view, read, reverse compile, reverse assemble or print the Licensed Program source code or object code. Licensee agrees that Licensor's retention of these contractual and other legal rights is an essential part of this Agreement.

8. Professional Responsibility

8.1 Licensee understands and agrees that all decisions regarding the tax treatment of items reflected on tax returns prepared by Licensee using a Licensed Program(s) are made solely by Licensee and that use of a Licensed Program(s) does not relieve Licensee of responsibility for the preparation, content, accuracy, and review of such returns. Licensee acknowledges that Licensee does not rely upon Licensor for advice regarding the appropriate tax treatment of items reflected on returns processed using Licensed Program(s). Both parties acknowledge that Licensee will review any computations made by a Licensed Program(s) and satisfy himself or herself that those computations are correct.

8.2 Licensee accepts full responsibility for: (i) selection of adequate and appropriate Licensed Programs to satisfy Licensee's business needs and achieve Licensee's intended results; (ii) use of the Licensed Programs; (iii) all results obtained from the Licensed Programs; and (iv) selection, use of, and results obtained from any other programs, computer equipment or services used with the Licensed Programs. Licensee acknowledges it must retrieve in a timely manner electronic communications made available to Licensee by Licensor (for example, electronic filing transaction data such as acknowledgements and email messages in the Licensee's mailbox). Such communications may become unavailable if not retrieved within 5 business days of being made available by Licensor.

8.3 Licensee agrees to take full responsibility for any and all liability arising from preparation of the returns processed using a Licensed Program(s) provided under this Agreement and Licensee agrees to indemnify Licensor and hold it harmless against any and all liability to the United States government or other parties arising out of the use by Licensee of a Licensed Program(s) under this Agreement, including damages, recoveries, deficiencies, interest, penalties and reasonable attorney's fees. Licensee is responsible for complying with all applicable rules, regulations and procedures of the United States government and all applicable state authorities.

9. Product Support

9.1 Licensor may offer, in its discretion, product support for the Licensed Programs from its Georgia offices. Such product support will be available to Licensee until December 31 following the end of the single tax year to which the Licensed Programs relate. Product support will be provided only for use of the Licensed Programs on the hardware and operating systems specified in the documentation for the Licensed Programs, and will be provided only in the event Licensee has applied all updates to the Licensed Programs made available by Licensor.

10. Miscellaneous

10.1 This Agreement constitutes the entire and exclusive agreement, understanding and representation, express or implied, between Licensee and Licensor with respect to the Licensed Programs and other Deliverables to be furnished hereunder; it is the final expression of that agreement and understanding, and it supersedes all prior communications between the parties (including all oral and written proposals). Oral statements made by Licensor's sales representatives about the Licensed Programs do not constitute warranties, shall not be relied on by Licensee and are not part of the License Agreement. The RAL Guidelines delivered to Licensee by Licensor are guidelines only and not a contract between Licensor and Licensee. No statements in the RAL Guidelines constitute representations or warranties of Licensor, and the RAL Guidelines do not bind Licensor in any way. Licensor may change the RAL Guidelines at any time and from time to time without notice to Licensee. Licensee agrees that Licensee will not use or attempt to use any Licensed Program(s) in conjunction with offering tax refund related bank products of any financial institution not authorized by Licensor. Sections 3, 8 and 10 shall survive termination of this Agreement.

10.2 Neither the licenses granted hereunder nor any of the Licensed Programs may be sublicensed, assigned, sold, hypothecated, or transferred by Licensee without the prior written consent of Licensor. Any attempt to sublicense, assign or transfer any of the rights, duties or obligations under this Agreement without the prior written consent of Licensor shall terminate the license automatically and shall be void and of no effect. Licensee agrees that Licensor's retention of these contractual and other legal rights is an essential part of this Agreement.

10.3 Licensee acknowledges that the Licensed Programs and other proprietary information of Licensor are unique and that, in the event of any breach of this Agreement by Licensee, Licensor may not have an adequate remedy at law, and shall be entitled to enforce its rights hereunder by an action for damages and/or specific performance and/or injunctive or other equitable relief without the necessity of proving actual damages.

10.4 The parties hereto, and each of them, acknowledge that they have had the opportunity to be represented by independent counsel of their choice prior to entering this Agreement. Licensee agrees that this Agreement shall be interpreted and enforced according to the laws of the State of Georgia, without any regard to conflicts of law rules, and shall be treated as if executed and performed in Floyd County, Georgia. All disputes surrounding the performance of this Agreement and/or Deliverables shall be instituted and prosecuted exclusively in Floyd County, Georgia, with Licensee specifically consenting to extraterritorial service of process for that purpose. Licensee shall pay all of the Licensor's attorney's fees and costs incurred in the enforcement of any of the provisions of this Agreement; and Licensee additionally agrees to pay all costs of collection of all sums collected under this Agreement, including a reasonable attorney's fee of not less than fifteen (15%) percent of the amount placed for collection if the same is collected by or through an attorney at law.

10.5 All notices, demands, consents, or requests which may be or are required to be given by any party to another party shall be in writing (which may include email). No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all the parties hereto. In the event that any of the provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions and portions thereof of this Agreement shall not be affected thereby.

10.6 Delivery of the Licensed Program(s) to Licensee shall take place at a future date, when the products become available to the entire client base of Licensor. Licensee acknowledges that the Licensed Programs and all updates thereof are pre-written software of general application. All Deliverables will be delivered to Licensee remotely via interstate means, it being understood that Licensor has no business presence outside of the State of Georgia and Licensor's activities are performed exclusively from Licensor's Georgia offices.

10.7 Neither party hereto shall be held liable for the failure to perform any obligation, or for the delay in performing any obligation, arising out of or connected with this Agreement if such failure or delay results from or is contributed to by any cause beyond the reasonable control of such party including, but not limited to, failures or delays caused by the act or omission of any governmental authority, fire, flood, or other event beyond such party's reasonable control.

Company Name (please print): JTH Tax Inc. dba Liberty Tax Service EFIN: various

Licensee Name (please print): Kathleen Curry Title: VP - Legal

Licensee Signature: Kathleen Curry Date 10/1/02 Company Phone: JTH Tax Inc

Mail to : Universal Tax Systems, Inc., 6 Mathis Drive NW, Rome, GA 30165

Universal Tax Systems, Inc. - 2001 Software License Agreement
Terms and Conditions

By signing this agreement (the "License Agreement" or "Agreement") or opening the sealed Licensed Program(s) package or by using the Licensed Program(s), whichever occurs first, Licensee acknowledges that Licensee has read, understands and agrees to the terms set forth below. Universal Tax systems, Inc. (the "Licensor") is willing to license the Licensed Program(s) to Licensee only upon the condition that Licensee accepts all of the terms contained in this Agreement. If Licensee has not previously signed a copy of this Agreement and does not agree to its terms, immediately return the Licensed Program(s) to Licensor for a full refund.

1. Definitions
   1.1 "Licensee" shall mean the person or entity that acquires the Licensed Program(s) pursuant to invoice of Licensor and this License Agreement.

   1.2 "Licensed Program(s)" shall mean (i) any software program(s) developed by Licensor, for use by Licensee; (ii) related materials such as reference manuals and operating instructions provided for use in connection with the software program(s); and (iii) any updated program portion relating to the same tax year.

   1.3 "RAL Guidelines" shall mean Licensor's General Refund Anticipation Loan ("RAL") Participation Guidelines as revised from time to time.

2. License
   2.1 Grant. Licensor hereby grants Licensee a personal, nonexclusive, nontransferable right and license to use, and to copy for back-up purposes only, each Licensed Program at the single location designated in the Licensor's database of Licensee's name and address information. Each Licensed Program licensed for use through the Pay-per-Return Ordering System must be authorized on a per return basis. All proprietary rights in the Licensed Programs and legal title thereto shall remain in Licensor and its suppliers and licensors, as applicable. Licensee shall not use any of Licensor's Licensed Programs except those covered by this Agreement. Licensee shall not modify any Licensed Program in any way. Any modifications to any Licensed Program by or on behalf of Licensee, without the express written consent of Licensor, shall result in cancellation of this License Agreement as well as possible civil damages and criminal penalties.

   Without limiting the foregoing, Licensor and its suppliers and licensors, as applicable, reserve all patent, copyright, trade secret, trade name, trademark, and other proprietary rights related to the Licensed Programs, which are protected under United States Copyright Laws and International Treaty Provisions, and Licensee will not infringe or violate such rights. Unauthorized use of the Licensed Programs shall result in cancellation of License Agreement as well as possible civil damages and criminal penalties.

   2.2 U.S. GOVERNMENT RESTRICTED RIGHTS. The LICENSED PROGRAMS and documentation are provided with RESTRICTED RIGHTS. Use, duplication, or disclosure by the United States Government is subject to restrictions as set forth in subparagraph (c)(1)(ii) of the Rights in Technical Data and Computer Software clause at DFARS 252.227-7013 or subparagraphs (c)(1) and (2) of the Commercial Computer Software-Restricted Rights at 48 CFR 52.227-19, as applicable. Manufacturer is Universal Tax Systems, Inc., 6 Mathis Drive, NW, Rome, Georgia 30165.

3. Warranties
   3.1 Limited Warranty. THE LICENSED PROGRAM(S) AND SERVICES OF LICENSOR ARE PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND, EITHER EXPRESSED OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. THE ENTIRE RISK AS TO THE QUALITY AND PERFORMANCE OF THE LICENSED PROGRAMS AND SERVICES IS WITH LICENSEE. LICENSOR DOES NOT WARRANT THAT THE SOFTWARE WILL PROPERLY OPERATE ON ANY SPECIFIC OPERATING SYSTEM OR COMPUTER HARDWARE OR CONFIGURATIONS OR BEFORE OR AFTER ANY SPECIFIC DATE OR TIME PERIOD. LICENSOR SHALL IN NO EVENT BE LIABLE TO LICENSEE OR ANY OTHER PERSON FOR CONSEQUENTIAL, EXEMPLARY, INCIDENTAL OR TORT DAMAGES OR FOR ANY LOST PROFITS ARISING OUT OF THE USE OF OR INABILITY TO USE THE LICENSED PROGRAM(S) AND/OR SERVICES OF LICENSOR, EVEN IF LICENSOR HAS BEEN ADVISED OF

Universal Tax Systems, Inc. - 2001 Software License Agreement
Terms and Conditions

THE POSSIBILITY OF SUCH DAMAGES, OR FOR ANY OTHER CLAIM BY LICENSEE OR ANY OTHER PERSON.

3.2 Limitation of Liability and Remedy. Licensee agrees that regardless of the form of any claim, Licensor's entire liability and Licensee's exclusive remedy for damages arising out of or connected with this Agreement (including but not limited to damages due to performance or non-performance of the Licensed Programs and/or services of Licensor) shall be limited to the return of the license fees paid to Licensor by Licensee for the current tax year.

3.3 Licensor is not an insurer with regard to performance of the Licensed Programs or services of Licensor. The terms of this Agreement, including but not limited to the license fee, the limited warranties and the limitation of liability and remedy are a reflection of the risks assumed by the parties in order to obtain the Licensed Programs at the specified license fee. Licensee agrees to assume the risk for: (i) all liabilities disclaimed by Licensor contained herein; and (ii) all alleged damages in excess of the amount of the limited remedy provided hereunder. The essential purpose of the limited remedy provided Licensee hereunder is to allocate the risks as provided above.

4. Termination

4.1 This Agreement may be terminated by Licensor as to all or any of the Licensed Programs immediately upon notice to Licensee if Licensee breaches this Agreement or any other agreement between Licensor or any affiliate of Licensor and Licensee or fails to comply with any of its terms or conditions. Licensor may terminate this Agreement and services of Licensor at any time if Licensee does not pay license fees or other amounts (for example, fees for electronic filing services) when due. Upon termination of the license, Licensee shall immediately return the Licensed Programs to Licensor or at Licensor's request, destroy the Licensed Programs and all copies thereof and certify to Licensor that the Licensed Programs and all copies have been destroyed. Termination of this Agreement shall not affect the sums due or paid hereunder or any additional remedies provided by law or equity and shall not require any refund. Subsequent use of the Licensed Programs by Licensee shall require a new agreement and payment of the then current license fee.

5. Refund Policy

5.1 Signed License Agreement. Upon the written request of Licensee received by Licensor within 30 days of the date of placing the order for Licensed Program(s) with Licensor, Licensor shall refund all license fees paid by Licensee under this Agreement, less a 15% processing fee. Subsequent to refund approval by Licensor (but prior to Licensor's issuing of refund credit), all Licensed Program(s) must be returned to Licensor in their original package along with a written statement that Licensee has retained no copies of any Licensed Program(s) and has not made available any Licensed Program(s) to any party other than Licensee.. Licensee understands and agrees that the Licensor shall have planned and incurred expenses in anticipation of its performance under this Agreement and that no refund shall be made for any reason more than 30 days after the date of placing the order for Licensed Program(s) with Licensor.

5.2 All other refunds shall be granted in the sole discretion of the Licensor.

6. Updates

6.1 Licensor may, if practical and appropriate, update the Licensed Programs from time to time and offer such updated Licensed Programs to Licensee. However, updating shall be at Licensor's discretion and Licensor shall have no obligation, express or implied, to update the Licensed Programs. Licensee agrees to apply all of such updates to the Licensed Programs. The Licensed Programs relate to a single tax year. Programs relating to subsequent tax years shall require a separate license agreement and payment of the then current license fee.

7. Protection and Security of Licensed Programs

7.1 Without Licensor's prior written permission, Licensee will not provide or otherwise make available any Licensed Programs in any form to any party other than Licensee and its employees and only in accordance with the terms of this Agreement.

7.2 All copies of Licensed Programs made by Licensee, including, without limitation, translations, compilations and partial copies are the property of Licensor. Licensee will reproduce and include

Universal Tax Systems, Inc. - 2001 Software License Agreement
Terms and Conditions

Licensor's copyright notice on all such copies in accordance with instructions from Licensor. Licensee shall not attempt to view, read, reverse compile, reverse assemble or print the Licensed Program source code or object code.

8. **Professional Responsibility**

8.1 Licensee understands and agrees that all decisions regarding the tax treatment of items reflected on tax returns prepared by Licensee using a Licensed Program(s) are made solely by Licensee and that use of a Licensed Program(s) does not relieve Licensee of responsibility for the preparation, content, accuracy, and review of such returns. Licensee acknowledges that Licensee does not rely upon Licensor for advice regarding the appropriate tax treatment of items reflected on returns processed using Licensed Program(s). Both parties acknowledge that Licensee will review any computations made by a Licensed Program(s) and satisfy himself or herself that those computations are correct.

8.2 Licensee accepts full responsibility for: (i) selection of adequate and appropriate Licensed Programs to satisfy Licensee's business needs and achieve Licensee's intended results; (ii) use of the Licensed Programs; (iii) all results obtained from the Licensed Programs; and (iv) selection, use of, and results obtained from any other programs, computer equipment or services used with the Licensed Programs. Licensee acknowledges it must retrieve in a timely manner electronic communications made available to Licensee by Licensor (for example, electronic filing transaction data such as acknowledgements and e-mail messages in the Licensee's mailbox). Such communications may become unavailable if not retrieved within 5 business days of being made available by Licensor.

8.3 Licensee agrees to take full responsibility for any and all liability arising from preparation of the returns processed using a Licensed Program(s) provided under this Agreement and Licensee agrees to indemnify Licensor and hold it harmless against any and all liability to the United States government or other parties arising out of the use by Licensee of a Licensed Program(s) under this Agreement, including damages, recoveries, deficiencies, interest, penalties and reasonable attorney's fees. Licensee is responsible for complying with all applicable rules, regulations and procedures of the United States government and all applicable state authorities.

9. **Product Support**

9.1 Licensor may offer, in its discretion, product support for the Licensed Programs. Such product support will be available to Licensee until December 31 following the end of the single tax year to which the Licensed Programs relate. Product support will be provided only for use of the Licensed Programs on the hardware and operating systems specified in the documentation for the Licensed Programs, and will be provided only in the event Licensee has applied all updates to the Licensed Programs made available by Licensor.

10. **Miscellaneous**

10.1 This Agreement constitutes the entire and exclusive agreement, understanding and representation, express or implied, between Licensee and Licensor with respect to the Licensed Programs and services to be furnished hereunder; it is the final expression of that agreement and understanding, and it supersedes all prior communications between the parties (including all oral and written proposals). Oral statements made by Licensor's sales representatives about the Licensed Programs do not constitute warranties, shall not be relied on by Licensee and are not part of the License Agreement. The RAL Guidelines delivered to Licensee by Licensor are guidelines only and not a contract between Licensor and Licensee. No statements in the RAL Guidelines constitute representations or warranties of Licensor, and the RAL Guidelines do not bind Licensor in any way. Licensor may change the RAL Guidelines at any time and from time to time without notice to Licensee. Sections 3, 8 and 10 shall survive termination of this Agreement.

10.2 Neither the licenses granted hereunder nor any of the Licensed Programs may be sublicensed, assigned, sold, hypothecated, or transferred by Licensee without the prior written consent of Licensor. Any attempt to sublicense, assign or transfer any of the rights, duties or obligations under this Agreement without the prior written consent of Licensor shall terminate the license automatically and shall be void and of no effect.

Universal Tax Systems, Inc. - 2001 Software License Agreement
Terms and Conditions

10.3 Licensee acknowledges that the Licensed Programs and other proprietary information of Licensor are unique and that, in the event of any breach of this Agreement by Licensee, Licensor may not have an adequate remedy at law, and shall be entitled to enforce its rights hereunder by an action for damages and/or specific performance and/or injunctive or other equitable relief without the necessity of proving actual damages.

10.4 The parties hereto, and each of them, acknowledge that they have had the opportunity to be represented by independent counsel of their choice prior to entering this Agreement. Licensee agrees that this Agreement shall be interpreted and enforced according to the laws of the State of Georgia and shall be treated as if executed and performed in Floyd County, Georgia. All disputes surrounding the performance of this Agreement and related services shall be instituted and prosecuted in Floyd County, Georgia, with Licensee specifically consenting to extraterritorial service of process for that purpose. Licensee shall pay all of the Licensor's attorney's fees and costs incurred in the enforcement of any of the provisions of this Agreement; and Licensee additionally agrees to pay all costs of collection of all sums collected under this Agreement, including a reasonable attorney's fee of not less than fifteen (15%) percent of the amount placed for collection if the same is collected by or through an attorney at law.

10.5 All notices, demands, consents, or requests which may be or are required to be given by any party to another party shall be in writing (which may include e-mail). No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all the parties hereto. In the event that any of the provisions, or portions thereof, of this Agreement are held to be unenforceable or invalid by any court of competent jurisdiction, the validity and enforceability of the remaining provisions and portions thereof of this Agreement shall not be affected thereby.

10.6 Delivery of the Licensed Program(s) to Licensee shall take place at a future date, when the products become available to the entire client base of Licensor.

10.7 Neither party hereto shall be held liable for the failure to perform any obligation, or for the delay in performing any obligation, arising out of or connected with this Agreement if such failure or delay results from or is contributed to by any cause beyond the reasonable control of such party including, but not limited to, failures or delays caused by the act or omission of any governmental authority, fire, flood, or other event beyond such party's reasonable control.

Liberty Tax
Company Name (please print)

EFIN

Leonard HecT
Licensee Name (please print)

CO
Title

[signature]
Licensee Signature Date

757-453-8555
Company Phone Number

4

9804 2682

Exhibit 9

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is entered into as of the 30th day of July, 2002, by and among JTH TAX, INC., a Delaware corporation (the "Company") and SOUTHTRUST BANK ("Escrow Agent"). (The Company and the Escrow Agent are sometimes hereinafter referred to collectively as the "Parties" and each individually as a "Party.")

RECITALS:

A. The Company proposes to sell up to 125,000 shares (the "Shares") of Class A Common Stock at a price of $40.00 per Share ("Offering").

B. The closing of the sale of any of the Shares is contingent upon the sale of 9,375 Shares at a price of $40.00 per Share in the Offering ("Minimum Offering").

C. The Escrow Agent is willing to hold the proceeds of the Offering in escrow pursuant to this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing recitals, the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Establishment of the Escrow Account. Contemporaneously herewith, the parties have established a non-interest-bearing account with the Escrow Agent, which escrow account is entitled "JTH Tax 2002 Offering Escrow Account" (the "Escrow Account"). The Company will instruct subscribers to make checks payable to "SouthTrust Bank - Escrow Account f/b/o JTH Tax, Inc." Any checks received by the Escrow Agent that are made payable to a party other than the Escrow Agent shall be returned to the party that submitted the check.

2. Escrow Period. The escrow period (the "Escrow Period") shall begin with the commencement of the Offering and shall terminate upon the earlier of the Closing Date (as defined in Section 8 of this Agreement), March 31, 2003, or the date on which the Company notifies the Escrow Agent that the Offering has been terminated. During the Escrow Period, the Company is aware and understands that it is not entitled to any funds received into escrow and no amounts deposited by the Escrow Agent shall become the property of the Company or any other entity, or be subject to the debts of the Company or any other entity.

3. Deposits into the Escrow Account. The Company agrees that it shall deliver by noon of the next business day after receipt all monies received from subscribers for the payment of the Shares to the Escrow Agent for deposit in the Escrow Account together with a written account of each sale, which account shall set forth, among other things, (i) the subscriber's name and address, (ii) the number of Shares purchased by the subscriber, (iii) the amount paid therefor by the subscriber, (iv) whether the consideration received from the subscriber was in the form of a check, draft or money order, and (v) the subscriber's social security or tax identification number.

All monies so deposited in the Escrow Account are hereinafter referred to as the "Escrow Amount."

4. Disbursements from the Escrow Account. In the event the Escrow Agent does not receive deposits from the Offering that meet the terms of the Minimum Offering prior to the termination of the Escrow Period, or if the Company notifies the Escrow Agent that the Offering has been terminated, the Escrow Agent shall refund to each subscriber the amount received from the subscriber, without deduction, penalty, or expense to the subscriber, and the Escrow Agent shall notify the Company of its distribution of the funds. The purchase money returned to each subscriber shall be free and clear of any and all claims of the Company or any of their creditors.

In the event the terms of the Minimum Offering are met prior to termination of the Escrow Period, in no event will the Escrow Amount be released to the Company until such amount is received by the Escrow Agent in collected funds. For purposes of this Agreement, the term "collected funds" shall mean all funds received by the Escrow Agent which have cleared normal banking channels are in the form of cash.

5. Collection Procedure.

(a) The Escrow Agent is hereby authorized to deposit each check in the Escrow Account.

(b) In the event any check paid by a subscriber and deposited in the Escrow Account shall be returned, the Escrow Agent shall notify the Company by telephone of such occurrence and advise it of the name of the purchaser, the amount of the check returned, and any other pertinent information. The Escrow Agent shall then transmit the returned check directly to the subscriber.

(c) If the Company rejects any subscription for which the Escrow Agent has already collected funds, the Escrow Agent shall promptly issue a refund check to the rejected subscriber. If the Company rejects any subscription for which the Escrow Agent has not yet collected funds but has submitted the subscriber's check for collection, the Escrow Agent shall promptly issue a check in the amount of the subscriber's check to the rejected subscriber after the Escrow Agent has cleared such funds. If the Escrow Agent has not yet submitted a rejected subscriber's check for collection, the Escrow Agent shall promptly remit the subscriber's check directly to the subscriber.

6. Delivery of Escrow Account.

(a) Prior to the Closing (as defined in Section 8 of this Agreement), the Company shall provide the Escrow Agent with a statement containing the following information: the total number of Shares sold and a list of each subscriber, and the number of Shares purchased by such subscriber.

The Escrow Agent shall hold the Escrow Account and distribute it to the Company on the date of Closing or such later date that it receives the above-described statement.

(b) Upon termination of the Offering by the Company for any reason, the Escrow Agent shall return to the subscribers who contributed to the Escrow Account the exact amount contributed by them.

7. Investment of Escrow Account. The Escrow Agent shall deposit subscription funds in the Escrow Account, which shall be a non-interest-bearing bank account at SouthTrust Bank.

8. Closing Date. The "Closing" shall be the date of closing of the Offering, and the "Closing Date" shall be the date on or subsequent to the date on which the Escrow Agent has received the Minimum Offering in collected funds that is designated to the Escrow Agent by the Company as the Closing Date.

9. The Escrow Agent's Responsibilities. The following is understood and agreed by all Parties as the responsibilities of the Escrow Agent:

(a) The Escrow Agent is not a trustee and is merely acting in a ministerial capacity hereunder with the limited duties herein prescribed. This Escrow Agreement sets forth conclusively the duties of the Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations of the Escrow Agent shall be read into this Escrow Agreement against the Escrow Agent.

(b) The Escrow Agent shall have no liability for acts in connection herewith except for such acts which are a result of its own gross negligence, willful misconduct or bad faith, or as otherwise required under applicable banking laws or rules of professional responsibility. Except as otherwise required under banking laws or applicable rules of professional responsibility, the Escrow Agent has no responsibility in respect of any instruction, certificate or notice delivered to it other than faithfully to carry out the obligations undertaken in this Escrow Agreement and to follow the directions in such instructions or notices as provided in accordance with the terms of this Escrow Agreement.

(c) The Escrow Agent may conclusively rely upon and act in accordance with any certificate, instruction, notice, letter or other written instrument believed to be genuine and to have been signed by an authorized representative of the Company, as applicable.

(d) The Company hereby waives any suit, claim, demand or cause of action of any kind which they may have or may assert against the Escrow Agent arising out of or relating to the execution or performance by the Escrow Agent of this Escrow Agreement, unless such suit, claim, demand or cause of action is based upon the gross negligence, willful misconduct, or bad faith of the Escrow Agent.

(e) The Escrow Agent may consult with legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Escrow Agreement or its duties hereunder and the Escrow Agent shall be fully protected in acting in accordance with the opinion and instructions of their counsel.

(f) The Escrow Agent, having disbursed all of the funds in the Escrow Account pursuant to the terms of this Escrow Agreement, shall be discharged from any further obligation hereunder.

10. Notices. Unless otherwise specified herein, all notices, requests and other communications to any Party hereunder shall be in writing (including telexes, telecopies, facsimile transmissions, and similar writings) and shall be given to such Party at its address or telecopier number set forth below or such other address or telecopier number as such Party may hereafter specify for that purpose by notice to the other Party.

If to The Company:

JTH Tax, Inc.
4575 Bonney Road
Virginia Beach, Virginia 23462
Attention: Raymond A. Dunn
Facsimile: (757) 493-0169

With a Copy to:

James J. Wheaton, Esquire
Troutman Sanders LLP
4425 Corporation Lane, Suite 420
Virginia Beach, Virginia 23462
Telecopier: (757) 687-7510

If to Escrow Agent:

SouthTrust Bank
1304 Greenbrier Parkway
Chesapeake, Virginia 23320
Telecopier: (757) 549-0644
Attention: Chuck Russell

Each such notice, request or other communication shall be effective (a) if given by telecopier, when such telecommunication is transmitted and confirmation of receipt obtained, (b) if given by mail, upon receipt, or (c) if given by any other means, when delivered at the address specified in this Section.

11. General.

(a) This Escrow Agreement, and the rights and obligations of the Parties hereunder, shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to contracts made and to be performed therein.

(b) The Parties acknowledge and agree that nothing in this Escrow Agreement shall preclude any Party from pursuing any other remedies to which such Party may be entitled under the Agreement or any other document executed in connection with the transactions contemplated by the Agreement, including, without limitation, injunctive relief or specific performance relating to any covenant therein.

(c) This Escrow Agreement and any amendment hereof may be executed in any number of counterparts and by each Party on a separate counterpart, each of which, when so executed and delivered, shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. In producing this Escrow Agreement, it shall not be necessary to produce or account for more than one such counterpart signed by the Party against whom enforcement is sought.

(d) This Escrow Agreement, together with the Agreement and the exhibits and schedules thereto, embodies the entire understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, between the Parties relating to the subject matter hereof and thereof. If there is a conflict between the terms, conditions and covenants contained in this Escrow Agreement and any other document, then the provisions of this Escrow Agreement shall control.

(e) No amendment, modification, termination or waiver of any provision of this Escrow Agreement shall be effective unless the same shall be signed by all of the Parties, and then only to the extent specifically set forth therein.

(f) Except as set forth herein, all rights, powers and remedies herein given to the Parties are cumulative and not alternative and are in addition to all statutes or rules of law; any forbearance or delay by any Party in exercising the same shall not be deemed a waiver thereof; no course of dealing on the part of any Party (or its respective officers, directors, employees, consultants and agents) nor any failure or delay by any Party with respect to exercising the same shall operate as a waiver thereof; and the exercise of any right or any partial exercise thereof shall not preclude the further exercise thereof, and the same shall continue in full force and effect until specifically waived by an instrument in writing executed by the applicable Party.

(g) This Escrow Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

[remainder of page intentionally left blank – signature page(s) follow]

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have set their hands hereunto as of the day and year above first written.

JTH TAX, INC.
a Delaware corporation

By:__________________________(SEAL)
Name: Raymond A. [illegible] II
Title: VP

SOUTHTRUST BANK

By:__________________________(SEAL)
Name:__________________________
Title:__________________________

IN WITNESS WHEREOF, the Parties, intending to be legally bound hereby, have set their hands hereunto as of the day and year above first written.

JTH TAX, INC.
a Delaware corporation

By:__________________________(SEAL)
Name:__________________________
Title:__________________________

SOUTHTRUST BANK

By: Charles M. Russell (SEAL)
Name: Charles M. Russell
Title: Vice President

Exhibit 10.1

Independent Accountants' Consent

The Board of Directors
JTH Tax, Inc. and subsidiaries:

We consent to the inclusion of our report dated June 21, 2002, except as to note 12, which is as of September 9, 2002, in the JTH Tax, Inc. Preliminary Offering Circular dated October 23, 2002.

Our report covering the consolidated financial statements contains an explanatory paragraph that states the consolidated financial statements have been restated.

Our report covering the consolidated financial statements also refers to a change in accounting for business combinations and goodwill and other intangibles effective for business combinations consummated after June 30, 2001.

KPMG LLP

KPMG LLP
Norfolk, Virginia
October 23, 2002

Exhibit 10.2

Deloitte & Touche LLP
707 East Main Street
Suite 500
Eighth & Main Building
Richmond, Virginia 23219

Tel: (804) 697-1500
Fax: (804) 697-1825
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the use in Amendment No. 2 to Registration Statement No. 24-10020 of JTH Tax, Inc. on Form 1-A of our report dated June 19, 2001, August 28, 2002 as to the effects of the restatement discussed in Note 13 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note 13) appearing in the Offering Circular, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Independent Auditors" in such Offering Circular.

Deloitte & Touche LLP

October 23, 2002

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Virginia Beach, Commonwealth of Virginia, on October 23, 2002.

JTH TAX, INC.

By:______________________
John T. Hewitt
President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:______________________
John T. Hewitt
Chief Executive Officer and Director
Date: 10/23/02

By:______________________
Timothy J. Robinson
Chief Financial Officer
Date: 10/23/02

By: George Robson
George Robson, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 10/23/02

By: Steven Lepkowski
Steven Lepkowski, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 10/23/02

By: Ross Longfield
Ross Longfield, by Raymond A. Dunn, II, as attorney-in-fact
Director
Date: 10/23/02